
11006460

EnPro Industries

Shaping EnPro For The Future

2010 ANNUAL REPORT

EnPro At-A-Glance

Consolidated 2010 Sales	Aftermarket Mix	Markets Served
$865 million	**55%**	**40+**

Our Business Segments

SEALING PRODUCTS

Our Sealing Products segment designs, manufactures and sells a wide range of products designed to be reliable and durable. These products are often vital to safety and environmental protection and frequently used in demanding applications, where extreme pressures and temperatures and corrosive environments make sealing difficult.

- **46% of consolidated 2010 sales**
- **Industrial seals and gaskets**
- **Heavy-duty truck wheel-end, brake and suspension components**
- **Primarily used in the aftermarket**

ENGINEERED PRODUCTS

Operations in our Engineered Products segment design, manufacture and sell non-rolling, self-lubricating bearing products and precision-engineered components and lubrication systems for reciprocating compressors. Among other applications, these products are used in the automotive, pharmaceutical, machine tool, pulp and paper, natural gas, power generation, refining and petrochemical markets.

- **35% of consolidated 2010 sales**
- **Non-rolling bearings**
- **Reciprocating compressor components and service**
- **OEM and aftermarket sales**

ENGINE PRODUCTS AND SERVICES

Our Engine Products and Services segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual-fuel engines. These engines are used in U.S. Navy ships for propulsion and power generation; they are also used in commercial power generation applications, including backup power for nuclear power plants, and in pump and compressor applications.

- **19% of consolidated 2010 sales**
- **Diesel, natural gas and dual-fuel engines**
- **Aftermarket parts and service**


SALES BY
SEGMENT

- Sealing Products – $397.6 million
- Engineered Products – $302.5 million
- Engine Products & Services – $166.0 million


SALES BY
REGION

- United States – 52%
- Europe – 29%
- Rest of World – 19%
  Asia/Pacific
  Canada
  Central/South America

EnPro
Industries

April 1, 2011


SEC MAIL
PROCESSING
RECEIVED
APR 04 2011
WASH, D.C.
211
SECTION

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **EnPro Industries, Inc. 2010 Annual Report**

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934 and Rule 101(b)(1) of Regulation S-T, we are submitting seven copies of the 2010 Annual Report to Shareholders of EnPro Industries, Inc.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this filing, please contact the undersigned at 704-731-1522.

Very truly yours,

Stephanie C. Williams

Stephanie C. Williams
Compliance Manager

SW/kh
Enclosures

5605 Carnegie Blvd., Suite 500
Charlotte, NC 28209-4674
Phone 704 731 1500
Fax 704 731 1511
www.enproindustries.com

To Our Shareholders

The year 2010 was one of significant change for EnPro Industries.
It was a year in which:

- Our markets continued the recovery they began in late 2009;
- Our financial performance improved significantly;
- We completed the divestiture of Quincy Compressor and began to reinvest the proceeds to strengthen our company; and
- Our Garlock Sealing Technologies LLC (GST) subsidiary moved to permanently resolve its asbestos liability.

Each of these developments is significant in its own right, but combined, they point toward a promising future for EnPro.

Rebounding Markets

By late 2009, the recessionary conditions of 2008-09 were easing. The declining order rates we had seen since mid-2008 had begun to reverse. Our customers were showing greater confidence about prospects for the coming year and once again planning for growth.

So we entered 2010 with cautious optimism, but by the end of the year, our business had recovered at a pace much more robust than the modest rate we and many outside industry observers had forecast at the beginning of the year. Growing demand led to sales increases of 15% or more in our operations, except at Fairbanks Morse Engine (FME), where, as we had expected at the beginning of the year, sales were flat with the record levels of 2009, but segment profits exceeded the prior year's record.

Our consolidated sales grew to $865.0 million, an 8% increase, despite the deconsolidation of GST's sales beginning June 5, 2010, when it moved to permanently resolve all current and future asbestos claims against it. GST, which recorded sales growth of 22% for the full year of 2010, had an additional $104.9 million in third-party sales following its deconsolidation.

An Improved Financial Performance

During 2009, we took steps to align our company with the then-current conditions of our markets. We reduced costs and focused on achieving our goals for excellence across our company. As our markets improved in 2010 and demand for our products grew, these actions and the results from our Continuous Improvement programs helped us realize significant earnings growth even with the deconsolidation of GST.

In addition to growing demand, we also realized benefits from our Continuous Improvement Initiatives. These programs are creating consistent and sustainable improvement in our financial results by managing raw material input costs, improving productivity, enhancing our margins and strengthening our go-to-market strategy. As our markets recovered, the benefits of these programs accelerated.

All three of our segments reported higher profits in 2010, and segment profit margins grew five percentage points, to 14.1% in 2010 from 9.1% in 2009. The greatest improvement came in Engineered Products, which reported a loss in 2009, reflecting a dramatic drop in industrial and automotive demand at GGB Bearing Technology. But demand in those markets grew in 2010, and with the additional benefit of improvements implemented in 2009, the segment returned to profitability, earning over $16 million after losing more than $13 million in 2009.

Our other segments improved, as well. The performance of our Sealing Products segment was impacted by the deconsolidation of GST, but, even so, the segment's profit margins improved to 17.7% from 14.0%. The improvement was driven primarily by the performance of Stemco, where demand from the heavy-duty truck industry was up significantly from the cyclical low levels of 2009. In our Engine Products and Services segment, Fairbanks Morse Engine (FME) reported segment profit margins of 21.4%, a strong improvement over the record profitability of 2009, when margins were 18.3%.

In addition to growing demand, we also realized benefits from our Continuous Improvement initiatives. These programs are creating consistent and sustainable improvement in our financial results by managing raw material input costs, improving productivity, enhancing our margins and strengthening our go-to-market strategy. As our markets recovered, the benefits of these programs accelerated, and we were able to produce more without adding back the full level of costs we had eliminated.

Improving markets and the benefits of our Continuous Improvement programs helped us to record a nearly 40% improvement in our consolidated net income before asbestos-related expenses and other selected items in 2010. On that basis, income grew to $49.0 million from $34.8 million in 2009. The figures for 2010 don't include an additional $11.8 million in adjusted net income from GST following its deconsolidation. Under generally accepted accounting principles, or GAAP, we reported consolidated net income of $155.4 million in 2010 after a loss of $139.3 million in 2009.

A Year for Acquisitions

Late in 2009, we announced our intent to sell Quincy Compressor, one of the original EnPro companies, for $190 million. While Quincy was a sound business with attractive products, it was not a business we felt we could grow effectively because of its much larger competitors. As we announced at the time, our plan was to reinvest the proceeds into areas where EnPro had more attractive opportunities.

We have carried out that plan over the past 14 months by making seven acquisitions and completing one strategic alliance, each of which helps us build upon a business with substantial strengths and competitive advantages. We have now fully redeployed the proceeds of the Quincy sale at favorable values and at an average multiple below that received for Quincy. In addition, each of the businesses has very attractive prospects for growth that will be enhanced as we fully integrate them into EnPro.

Across our company, we are striving to have the world's safest workers, with a personal and public commitment to work safely every day and to be absolutely dedicated to creating an injury-free workplace. As a result, our safety performance rates among the best of all companies and EnPro has been publicly recognized as an industry leader.

The Asbestos Claims Resolution Process

Since the mid-1970s, GST's ability to grow has been hampered by the costs of defending and resolving asbestos claims against it. This small company – which had about $20 million of operating profit in 2009 – and its insurers have together paid out over $1.8 billion to defend and resolve hundreds of thousands of these claims. As we closed 2009 and entered 2010, it became increasingly apparent that the cost of these claims in the state tort systems would continue to hamstring GST in the future, despite the fact that GST's asbestos gasket and packing products were encapsulated and non-friable and therefore, in our opinion, unlikely to be the true cause of an asbestos-related disease.

We believe that GST's asbestos liability has been the result of highly flawed and unfair tort systems found in many states. These systems allow the presentation of questionable scientific testimony and, more importantly, do not properly account for payments made to claimants from the 524(g) trusts created by GST's former co-defendants, companies that produced dangerous insulation and other products that caused the plaintiffs' injuries. To seek a final and permanent resolution to this situation, GST turned to the federal courts to initiate what we have termed the Asbestos Claims Resolution Process, or ACRP. In the process, GST seeks to resolve all pending and future asbestos claims by establishing its own trust under Section 524(g) of the U.S. Bankruptcy Code that will become solely responsible for resolving pending and future claims against GST.

While this process is pending, neither GST nor its subsidiaries will be included in the consolidated results of EnPro. During the process, GST and its affiliates are protected from asbestos claims, and the outflow of cash to resolve them is halted.

So far, the ACRP has received strong support from all of GST's constituencies. It has been business as usual with employees, customers and suppliers. The ACRP has also been well-received by EnPro shareholders, and we are grateful and appreciative of your support. It is too early to be certain of the outcome of the ACRP, but we plan ultimately to re-consolidate the results of GST with considerable value for EnPro shareholders.

An Important Note for Our Employees

Of course, all of our accomplishments have been made possible only by our employees. We strive to create a culture of empowerment and accountability at EnPro, and that shows up in a number of areas. One of the most important of these is safety. Across our company, we are striving to have the world's safest workers, with a personal and public commitment to work safely every day and to be absolutely dedicated to creating an injury-free workplace.

As a result, our safety performance rates among the best of all companies and EnPro has been publicly recognized as an industry leader. The benefits may not be as apparent to outsiders as many of our other activities, but they are just as important to our success. Programs like our safety program make EnPro an attractive place to work and help us to recruit and retain highly capable people. Our safety accomplishments are a tribute to the spirit and dedication of our employees, and I am personally grateful for their achievements.

A Management Transition

Early in 2011, Bill Dries, our chief financial officer since EnPro became an independent public company in May of 2002, announced his intention to retire in September 2011. Bill's leadership and dedication have contributed greatly to our success. The policies and controls that he helped establish set the company on the right path from the beginning, and he has been a key contributor to our most important management decisions.

Bill will continue as chief financial officer through our annual shareholders' meeting on May 5 and be succeeded in that role by Alex Pease. Alex joined us on February 24, 2011, as senior vice president after eight years at McKinsey & Company, where he was involved in the firm's Global Chemical and Oil & Gas practices and was a leader in its North American Corporate Finance practice. Alex has substantial knowledge of our markets and of areas that will be essential as we continue to grow, including capital allocation, acquisition strategy and risk management. He also brings knowledge of EnPro to the job, having served in a consulting capacity on many of our Continuous Improvement programs.

Bill has served EnPro with distinction and tireless dedication, and we are confident that Alex will likewise serve, as we continue to grow and enhance the value of EnPro for all of our stakeholders.

An Encouraging Outlook

In the early months of 2011, we are encouraged by the trends we see in our markets. We expect increased industrial production in most regions of the world and healthy energy markets, which should benefit our Sealing Products and Engineered Products segments. FME should also have another strong year, with sales comparable to 2010, although profitability will reflect increased spending on research and development and a higher mix of new engine shipments, which tend to carry lower profit margins. All of our operations should receive additional benefits from our Continuous Improvement initiatives. We also expect acquisitions completed in 2010 and early 2011 to make a significant contribution to sales and a modest but increasing contribution to profits as we complete their integration into our operations.

We are confident our achievements in 2010 put us on course for continued growth in 2011, and we look forward to sharing the rewards of our growth with our investors.

Sincerely,



Stephen E. Macadam
President and Chief Executive Officer
March 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31225

ENPRO INDUSTRIES, INC.
(Exact name of registrant, as specified in its charter)

North Carolina	**01-0573945**
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)
5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina	**28209**
(Address of principal executive offices)	(Zip code)

(704) 731-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of voting and nonvoting common stock of the registrant held by non-affiliates of the registrant as of June 30, 2010 was $563,695,249. As of March 7, 2011, there were 20,674,141 shares of common stock of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2011 annual meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

ENPRO INDUSTRIES, INC.

PART I

ITEM 1. BUSINESS

As used in this report, the terms "we," "us," "our," "EnPro" and "Company" mean EnPro Industries, Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means the common stock of EnPro Industries, Inc., par value $0.01 per share. The terms "convertible debentures" and "debentures" mean the 3.9375% Convertible Senior Debentures due 2015 issued by the Company in October 2005.

Background

We are a leader in the design, development, manufacturing, and marketing of proprietary engineered industrial products. We serve a wide variety of customers in varied industries around the world. We have 48 primary manufacturing facilities located in the United States and 9 other countries. We were incorporated under the laws of the State of North Carolina on January 11, 2002, as a wholly owned subsidiary of Goodrich Corporation ("Goodrich"). The incorporation was in anticipation of Goodrich's announced distribution of its Engineered Industrial Products segment to existing Goodrich shareholders. The distribution took place on May 31, 2002 (the "Distribution").

Our sales by geographic region in 2010, 2009 and 2008 were as follows:

	2010	2009 (in millions)	2008
United States	$ 453.7	$ 421.0	$ 474.2
Europe	251.0	224.7	329.3
Other	160.3	157.3	190.3
Total	$ 865.0	$ 803.0	$ 993.8

On June 5, 2010 (the "Petition Date"), three of our subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina as a result of tens of thousands of pending and expected future asbestos personal injury claims. For a discussion of the effects of these proceedings on our financial statements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." and "– Contingencies, Subsidiary Bankruptcy" and "– Contingencies, Asbestos," and Notes 2 and 19 to our Consolidated Financial Statements, included in this report. Because of the filing, the results of these subsidiaries have been deconsolidated from our results since the Petition Date. The deconsolidated entities had sales for the year ended December 31, 2010 of $108.1 million in the United States, $17.0 million in Europe, and $73.2 million in other countries.

We maintain an Internet website at www.enproindustries.com. We will make this annual report, in addition to our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our Corporate Governance Guidelines and the charters for each of our Board Committees (Audit and Risk Management, Compensation and Human Resources, Executive, and Nominating and

Corporate Governance committees) are also available on our website, and copies of this information are available in print to any shareholder who requests it. Information included on or linked to our website is not incorporated by reference into this annual report.

Acquisitions and Dispositions

In January 2011, we acquired the assets of Rome Tool & Die, Inc., a leading supplier of steel brake shoes to the North American heavy-duty truck market. The business will become part of Stemco, which is in the Sealing Products segment. Brake shoes are the third product line added by Stemco since the third quarter of 2009. Rome Tool & Die's headquarters and manufacturing facility are located in Rome, Georgia.

In February 2011, we acquired the business of Pipeline Seal and Insulator, Inc. and its affiliates ("PSI"), a privately-owned group of companies that manufacture products which ensure the safe flow of fluids through pipeline transmission and distribution systems, worldwide. PSI primarily serves the global oil and gas industry and water and wastewater infrastructure markets. The business manufactures flange sealing and flange isolation products; pipeline casing spacers/isolators; casing end seals; the original Link-Seal® modular sealing system for sealing pipeline penetrations into walls, floors, ceilings and bulkheads; hole forming products; manhole infiltration sealing systems; and safety-related signage for pipelines. It operates facilities in the United States, Germany and the United Kingdom, and will be included in EnPro's Garlock group of companies in the Sealing Products segment. PSI employs about 200 people with primary manufacturing locations in Houston, Texas; St. Neots, United Kingdom; and Nehren and Furth, Germany. The PSI business has additional locations in Dubai, and Kuala Lumpur, Malaysia.

In February 2011, we acquired the Mid Western group of companies, a privately-owned business primarily serving the oil and gas drilling, production and processing industries of Western Canada. Mid Western services and rebuilds reciprocating compressors, designs and installs lubrication systems, and services and repairs a variety of other equipment used in the oil and gas industry. The business has locations in Calgary, Edmonton and Grand Prairie, Alberta, and will be part of our Engineered Products segment.

These acquisitions were paid for with approximately $152 million in cash. The purchase price allocations are still subject to the completion of the valuation of certain assets and liabilities as well as purchase price adjustments pursuant to the acquisition agreements.

In August 2010, we acquired CC Technology, Progressive Equipment, Inc. and Premier Lubrication Systems, Inc. These businesses design and manufacture lubrication systems used in reciprocating compressors and are included in the Engineered Products segment.

In September 2010, we acquired Hydrodyne, which designs and manufactures machined metallic seals and other specialized components used primarily by the space, aerospace and nuclear industries. This business is included in the Sealing Products segment.

The acquisitions completed during 2010 were not material to our consolidated financial position or results of operations, therefore, pro forma financial information and additional disclosures are not presented.

In December 2009, we signed a definitive agreement to sell our Quincy Compressor business to Atlas Copco. The transaction closed in the first half of 2010. Accordingly, Quincy Compressor is presented as a discontinued operation throughout this Form 10-K and is not described herein. Quincy Compressor was included in the Engineered Products segment. Additional information regarding the sale of Quincy Compressor is included in Note 3 in our Consolidated Financial Statements.

In February 2009, we purchased PTM (UK) Limited, a privately-owned manufacturer and distributor of sealing products with two locations in the United Kingdom. The acquisition of PTM continued the expansion of Garlock Sealing Technologies' presence in the U.K., increasing the scale of the U.K. sealing products business and the ability to address new market segments. PTM is included in the Sealing Products segment.

In August and September 2009, we purchased USA Parts & Service, LLC, a privately-owned parts supplier for natural gas compressors located in Gillette, Wyoming, and Player & Cornish P.E.T. Limited, a privately-owned manufacturer of aftermarket components for compressors based in the United Kingdom. These businesses are managed as part of Compressor Products International in the Engineered Products segment.

In December 2009, we purchased Technetics Corporation, a leading manufacturer of abradable seals, brush seals and acoustic products for turbines used in aerospace and power generation applications. Technetics is located in Deland, Florida. The acquisition of Technetics provides Garlock Sealing Technologies with a unique line of metal sealing products expected to accelerate expansion in aerospace markets and broaden the line of products offered for land-based turbines. Technetics is included in the Sealing Products segment.

Operations

We manage our business as three segments: a Sealing Products segment, which includes our sealing products, heavy-duty wheel end components, polytetrafluoroethylene ("PTFE") products, and rubber products; an Engineered Products segment, which includes our bearings, aluminum blocks for hydraulic applications, and reciprocating compressor components; and, an Engine Products and Services segment, which manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. For financial information with respect to our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations," and Note 18 to our Consolidated Financial Statements. Item 7 and Note 18 contain information about sales and profits for each segment, and Note 18 contains information about each segment's assets.

Sealing Products Segment

Overview. Our Sealing Products segment designs, manufactures and sells sealing products, including metallic, non-metallic and composite material gaskets, rotary seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components and expansion joints, as well as heavy-duty wheel-end components and component systems, PTFE products, conveyor belting and sheeted rubber products. These products are used in a variety of industries, including chemical and petrochemical processing, petroleum extraction and refining, pulp and paper processing, heavy-duty trucking, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, aerospace, medical, filtration and semiconductor fabrication. In many of these industries, performance and durability are vital for safety and environmental protection. Many of our products are used in applications that are highly demanding, e.g., where extreme temperatures, extreme pressures, corrosive environments and/or worn equipment make sealing difficult.

Garlock Sealing Technologies LLC ("GST LLC"), which together with its subsidiaries previously accounted for approximately 38% of the revenues of the Sealing Products segment during the year ended December 31, 2009, and from January 1, 2010 through June 4, 2010, was one of three company subsidiaries that filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code on the Petition Date. GST LLC is one of the businesses within our broader Garlock group. GST LLC and its subsidiaries operate five facilities, including facilities in Palmyra, New York and Houston, Texas. Because GST LLC and its subsidiaries remain wholly-owned indirect subsidiaries of ours, we have continued to include their products, customers, competition, and raw materials in this segment discussion.

Products. Our Sealing Products segment includes the product lines described below, which are designed, manufactured and sold by our Garlock, Stemco, and Plastomer Technologies operations.

Gasket products are used for sealing flange joints in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products. We sell these gasket products under the Garlock®, Gylon®, Blue-Gard®, Stress-Saver®, Edge®, Graphonic® and Flexseal® brand names. These products have a long-standing reputation within the industries we serve for performance and reliability.

Rotary seals are used in rotating applications to contain the lubricants that protect the bearings from excessive friction and heat generation. Because these sealing products are utilized in dynamic applications, they are subject to wear. Durability, performance, and reliability are, therefore, critical requirements of our customers. These rotary seals are used in demanding applications in the steel industry, mining and pulp and paper processing under well-known brand names including Klozure® and Model 64®.

Compression packing is used to provide sealing in pressurized, static and dynamic applications such as pumps and valves. Major markets for compression packing products are the pulp and paper, mining, petrochemical and hydrocarbon processing industries. Branded products for these markets include EVSP™, Synthepak® and Graph-lock®.

Resilient metal seals provide extremely tight sealing performance for highly demanding applications such as nuclear power generation, aerospace, semiconductor fabrication facilities, specific chemical processing applications and race car engines. Branded products for these markets include Helicoflex®, Ultraflex® and Feltmetal®.

Critical service flange gaskets, seals and electrical flange isolation kits are used in high-pressure wellhead equipment, flow lines, water injection lines, sour hydrocarbon process applications and crude oil and natural gas pipeline/transmission line applications. These products are sold under the brand names Pikotek®, VCS™, Flowlok™ and PGE™.

Our GRT rubber products business manufactures rubber bearing pads, conveyor belts and other rubber products for industrial applications under the DuraKing®, FlexKing®, Viblon™, Techflex™ and HeatKing™ brand names.

Stemco manufactures a variety of high performance wheel-end, steering, suspension and braking components used by the heavy-duty trucking industry to improve the performance and longevity of commercial tractors and trailers. Products for this market include hub oil seals, axle fasteners, hub caps, wheel bearings, mileage counters, king pin kits, suspension kits, brake friction, foundation brake parts and automatic brake adjusters. We sell these sealing products under the Stemco®, Stemco Kaiser®, Grit Guard®, Guardian®, Guardian HP®, Voyager®, Discover®, Endeavor™, Pro-Torq®, Sentinel®,

DataTrac®, Qwikkit™, Pluskit™, Econokit™, Stemco Duroline™ and Stemco Crewson™ brand names. We also sell products under our RFID sensor-based BAT RF® product line.

Plastomer Technologies manufactures specialty tapes, formed products, sheets, and shapes made principally from PTFE. These PTFE products provide highly specialized and engineered solutions to our customers in the aircraft, fluid handling and semiconductor industries, and are sold under the Plastolon®, Texolon™ and Amicon™ brand names.

Customers. Our Sealing Products segment sells products to industrial agents and distributors, original equipment manufacturers ("OEMs"), engineering and construction firms and end users worldwide. Sealing products are offered to global customers, with approximately 44% of sales delivered to customers outside the United States in 2010. Representative customers include Saudi Aramco, Motion Industries, Applied Industrial Technologies, Electricite de France, AREVA, Bayer, BASF Corporation, Chevron, General Electric Company, Georgia-Pacific Corporation, Eastman Chemical Company, Exxon Mobil Corporation, Minara Resources, Queensland Alumina, AK Steel Corporation, Volvo Corporation, Utility Trailer, Great Dane, Mack Trucks, International Truck, PACCAR, ConMet, Applied Materials, Carlisle Interconnect Technologies and Plastics International. In 2010, no single customer accounted for more than 2% of segment revenues.

Competition. Competition in the sealing markets we serve is based on proven product performance and reliability, as well as price, customer service, application expertise, delivery terms, breadth of product offering, reputation for quality, and the availability of product. Our leading brand names, including Garlock® and Stemco®, have been built upon long-standing reputations for reliability and durability. In addition, the breadth, performance and quality of our product offerings allow us to achieve premium pricing and have made us a preferred supplier among our agents and distributors. We believe that our record of product performance in the major markets in which this segment operates is a significant competitive advantage for us. Major competitors include A.W. Chesterton Company, Klinger Group, Teadit, Lamons, SIEM/Flexitallic, SKF USA Inc., Freudenberg-NOK, Federal-Mogul Corporation, Saint-Gobain, Industrial Plastics & Machine and Piper Plastics, Inc.

Raw Materials and Components. Our Sealing Products segment uses PTFE resins, aramid fibers, specialty elastomers, elastomeric compounds, graphite and carbon, common and exotic metals, cold-rolled steel, leather, aluminum die castings, nitrile rubber, powdered metal components, and various fibers and resins. We believe all of these raw materials and components are readily available from various suppliers.

Engineered Products Segment

Overview. Our Engineered Products segment includes operations that design, manufacture and sell self-lubricating, non-rolling bearing products, aluminum blocks for hydraulic applications, and compressor components.

Products. Our Engineered Products segment includes the product lines described below, which are designed, manufactured and sold by our GGB and Compressor Products International businesses.

GGB produces self-lubricating, non-rolling, metal polymer, solid polymer, and filament wound bearing products. The metal-backed or epoxy-backed bearing surfaces are made of PTFE or a mixture that includes PTFE to provide maintenance-free performance and reduced friction. These products typically perform as sleeve bearings or thrust washers under conditions of no lubrication, minimal lubrication or pre-lubrication. These products are used in a wide variety of markets such as the automotive, pump and compressor, construction, power generation and general industrial markets. We have over 20,000 bearing part numbers of different designs and physical dimensions. GGB is a leading and well recognized brand name and sells products under the DU®, DP®, DX®, DS™, HX™, EP™, SY™ and GAR-MAX™ names.

Compressor Products International designs, manufactures and services components for reciprocating compressors and engines. These components, which include, for example, packing and wiper assemblies and rings, piston and rider rings, compressor valve assemblies, divider block valves, compressor monitoring systems, lubrication systems and components, are primarily utilized in the refining, petrochemical, natural gas gathering, storage and transmission, and general industrial markets. Brand names for our products include Hi-Flo™, Valvealert™, Mentor™, Triple Circle™, CPI Special Polymer Alloys™, Twin Ring™, Liard™, Pro Flo™, Neomag™, CVP™, XDC™, POPR™ and Protecting Compressor World Wide™. Compressor Products International also designs and manufactures the Gar-Seal® family of PTFE lined butterfly valves.

Customers. Our Engineered Products segment sells its products to a diverse customer base using a combination of direct sales and independent distribution networks. GGB has customers worldwide in all major industrial sectors, and supplies products directly to customers through GGB's own local distribution system and indirectly to the market through independent agents and distributors with their own local networks. Compressor Products International sells its products globally through a network of company salespersons, independent sales representatives, and distributors. In 2010, no single customer accounted for more than 3% of segment revenues.

Competition. GGB has a number of competitors, including Kolbenschmidt Pierburg AG, Saint-Gobain's Norglide division, and Federal-Mogul Corporation. In the markets in which GGB competes, competition is based primarily on performance of the product for specific applications, product reliability, delivery and price. Compressor Products International competes against other component manufacturers, such as Cook Compression, Hoerbiger Corporation, Graco and numerous smaller component manufacturers worldwide. Price, availability, product quality, engineering support and reliability are the primary competitive drivers in the markets served by Compressor Products International.

Raw Materials and Components. GGB's major raw material purchases include steel coil, bronze powder and PTFE. GGB sources components from a number of external suppliers. Compressor Products International's major raw material purchases include PTFE, PEEK, compound additives, cast iron, bronze, steel, and stainless steel bar stock. We believe that all of these raw materials and components are readily available from various suppliers.

Engine Products and Services Segment

Overview. Our Engine Products and Services segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. We market our products and services under the Fairbanks Morse Engine™ brand name.

Products. Our Engine Products and Services segment manufactures licensed heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines, in addition to its own designs. The reciprocating engines range in size from 700 to 31,970 horsepower and from five to 20 cylinders. The government and the general industrial market for marine propulsion, power generation, and pump and compressor applications use these products. We have been building engines for over 115 years under the Fairbanks Morse Engine™ brand name and we have a large installed base of engines for which we supply aftermarket parts and service. We have been the U.S. Navy's supplier of choice for medium-speed diesel engines and have supplied engines to the U.S. Navy for over 70 years.

Customers. Our Engine Products and Services segment sells its products to customers worldwide, including major shipyards, municipal utilities, institutional and industrial organizations, sewage treatment plants, nuclear power plants and offshore oil and gas platforms. We market our products through a direct sales force of engineers in North America and through independent agents worldwide. Our representative customers include Northrop Grumman, General Dynamics, Lockheed Martin, the U.S. Navy, the U.S. Coast Guard, Toshiba America Nuclear Energy Corp., and Exelon. In 2010, the largest customer accounted for approximately 18% of segment revenues.

Competition. Major competitors for our Engine Products and Services segment include MTU, Caterpillar Inc., and Wartsila Corporation. Price, delivery time, engineering and service support, and engine efficiency relating to fuel consumption and emissions drive competition.

Raw Materials and Components. Our Engine Products and Services segment purchases multiple ferrous and non-ferrous castings, forgings, plate stock and bar stock for fabrication and machining into engines. In addition, we buy a considerable amount of precision-machined engine components. We believe that all of these raw materials and components are readily available from various suppliers, but may be subject to long and variable lead times.

Research and Development

The goal of our research and development effort is to strengthen our product portfolios for traditional markets while simultaneously creating distinctive and breakthrough products. We utilize a process to move product innovations from concept to commercialization, and to identify, analyze, develop and implement new product concepts and opportunities aimed at business growth.

We employ scientists, engineers and technicians throughout our operations to develop, design and test new and improved products. We work closely with our customers to identify issues and develop technical solutions. The majority of our research and development spending typically is directed toward the development of new sealing products for the most demanding environments, the development of truck and trailer fleet information systems, and the development of bearing products and materials with increased load carrying capability and superior friction and wear characteristics.

Backlog

At December 31, 2010, we had a backlog of orders valued at $352.0 million compared with $228.3 million at December 31, 2009. Approximately 46% of the backlog, almost exclusively at Fairbanks Morse Engine, is expected to be filled beyond 2011. Backlog represents orders on hand we believe to be firm. However, there is no certainty the backlog orders will result in actual sales at the times or in the amounts ordered. In addition, for most of our business, backlog is not particularly predictive of future performance because of our short lead times and some seasonality.

Quality Assurance

We believe that product quality is among the most important factors in developing and maintaining strong, long-term relationships with our customers. In order to meet the exacting requirements of our customers, we maintain stringent standards of quality control. We routinely employ in-process inspection by using testing equipment as a process aid during all stages of development, design and production to ensure product quality and reliability. These include state-of-the-art CAD/CAM equipment, statistical process control systems, laser tracking devices, failure mode and effect analysis, and coordinate measuring machines. We are able to extract numerical quality control data as a statistical measurement of the quality of the parts being manufactured from our CNC machinery. In addition, we perform quality control tests on parts that we outsource. As a result, we are able to significantly reduce the number of defective parts and therefore improve efficiency, quality and reliability.

As of December 31, 2010, over 30 of our manufacturing facilities were ISO 9000, QS 9000 and/or TS 16949 certified. Thirteen of our facilities are ISO 14001 certified. OEMs are increasingly requiring these standards in lieu of individual certification procedures, and as a condition of awarding business.

Patents, Trademarks and Other Intellectual Property

We maintain a number of patents and trademarks issued by the U.S. and other countries relating to the name and design of our products and have granted licenses to some of these trademarks and patents. We routinely evaluate the need to protect new and existing products through the patent and trademark systems in the U.S. and other countries. We also have proprietary information, consisting of know-how and trade secrets relating to the design, manufacture and operation of our products and their use that is not patented. We do not consider our business as a whole to be materially dependent on any particular patent, patent right, trademark, trade secret or license or group of related patents, patent rights, trademarks, trade secrets or licenses.

In general, we are the owner of the rights to the products that we manufacture and sell. However, we also license patented and other proprietary technology and processes from various companies and individuals in order to broaden our product offerings. We are dependent on the ability of these third parties to diligently protect their intellectual property rights. In several cases, the intellectual property licenses are integral to the manufacture of our products. For example, Fairbanks Morse Engine licenses technology from MAN Diesel and its subsidiaries for the four-stroke reciprocating engine it produces, which licenses generally expire and are terminated on the date five years after a party gives notice of termination. A loss of these licenses or a failure on the part of the third party to protect its own intellectual property could reduce our revenues. Although these licenses are all long-term and subject to renewal, it is possible that we may not successfully renegotiate these licenses or that they could be terminated for a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Employees and Labor Relations

We currently have approximately 3,600 employees worldwide in our continuing operations. Approximately 1,800 employees are located within the U.S., and approximately 1,800 employees are located outside the U.S., primarily in Europe, Canada and Mexico. Approximately 19% of our U.S. employees are members of trade unions covered by two collective bargaining agreements with contract termination dates in August 2011 to December 2014. Union agreements relate, among other things, to wages, hours, and conditions of employment. The wages and benefits furnished are generally comparable to industry and area practices. Our deconsolidated subsidiaries, primarily GST LLC, have about 1,000 additional employees worldwide.

ITEM 1A. RISK FACTORS

In addition to the risks stated elsewhere in this annual report, set forth below are certain risk factors that we believe are material. If any of these risks occur, our business, financial condition, results of operations, cash flows and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "will," "could," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue," the negative of those terms or other comparable terms. Those forward-looking statements are only predictions and can be adversely affected if any of these risks occur.

Risks Related to Our Business

Certain of our subsidiaries filed petitions to resolve asbestos litigation.

The historical business operations of certain subsidiaries of our subsidiary, Coltec Industries Inc ("Coltec"), principally GST LLC and The Anchor Packing Company ("Anchor"), have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets and packing products, which contained encapsulated asbestos fibers. Anchor is an inactive and insolvent indirect subsidiary of Coltec. There is no remaining insurance coverage available to Anchor and it has no assets. Our subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers has been actively managed through another Coltec subsidiary, Garrison Litigation Management Group, Ltd. ("Garrison"). On the Petition Date, GST LLC, Anchor and Garrison filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte to address these claims. These subsidiaries have been deconsolidated from our financial statements since the Petition Date. The amount that will be necessary to fully and finally resolve the asbestos liabilities of these companies is uncertain. Several risks and uncertainties result from these filings that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Those risks and uncertainties include the following:

- the value of the deconsolidated subsidiaries reflected in our financial statements;
- the uncertainty of the number and per claim value of pending and potential future asbestos claims;
- the financial viability of our subsidiaries' insurance carriers and their reinsurance carriers, and our subsidiaries' ability to collect on claims from them;
- the potential for asbestos exposure to extend beyond the filed entities arising from corporate veil piercing efforts or other claims by asbestos plaintiffs;
- the costs of the bankruptcy proceeding and the length of time necessary to resolve the case, either through settlement or various court proceedings.

For a further discussion of the filings and our asbestos exposure, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview and Outlook," "– Contingencies – Asbestos" and "– Contingencies – Subsidiary Bankruptcy," and Notes 2 and 19 to our Consolidated Financial Statements, included in this report.

Our business and some of the markets we serve are cyclical and distressed market conditions could have a material adverse effect on our business.

The markets in which we sell our products, particularly chemical companies, petroleum refineries, heavy-duty trucking, semiconductor manufacturing, capital equipment and the automotive industry, are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales, gross margins and net income. The recent recession affected our results of operations. A prolonged and severe downward cycle in our markets could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face intense competition that could have a material adverse effect on our business.

We encounter intense competition in almost all areas of our businesses. Customers for many of our products are attempting to reduce the number of vendors from which they purchase in order to reduce inventories. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We also need to develop new products to continue to meet the needs and desires of our customers. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Certain of our products may also experience transformation from unique branded products to undifferentiated price sensitive products. This product commoditization may be accelerated by low cost foreign competition. Changes in the replacement cycle of certain of our products, including because of improved product quality or improved maintenance, may affect aftermarket demand for such products. Initiatives designed to distinguish our products through superior service, continuous improvement, innovation, customer relationships, technology, new product acquisitions, bundling with key services, long-term contracts or market focus may not be effective. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.

If we fail to retain the independent agents and distributors upon whom we rely to market our products, we may be unable to effectively market our products and our revenue and profitability may decline.

Our marketing success in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased costs for raw materials, the termination of existing supply agreements or disruptions of our supply chain could have a material adverse effect on our business.

The prices for some of the raw materials we purchase increased in 2010. While we have been successful in passing along some or all of these higher costs, there can be no assurance we will be able to continue doing so without losing customers. Similarly, the loss of a key supplier or the unavailability of a key raw material could adversely affect our business, financial condition, results of operations and cash flows.

We have exposure to some contingent liabilities relating to discontinued operations, which could have a material adverse effect on our financial condition, results of operations or cash flows in any fiscal period.

We have contingent liabilities related to discontinued operations of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances we have indemnified others against those liabilities, and in other instances we have received indemnities from third parties against those liabilities.

Claims could arise relating to products or other matters related to our discontinued operations. Some of these claims could seek substantial monetary damages. For example, we could potentially be subject to the liabilities related to the firearms manufactured prior to March 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to May 1994 by Central

Moloney, another former Coltec operation. Coltec has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations in connection with Coltec's periods of ownership of those operations.

We have insurance, reserves, and funds held in trust to address these liabilities. However, if our insurance coverage is depleted, our reserves are not adequate, or the funds held in trust are insufficient, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

We conduct a significant amount of our sales activities outside of the U.S., which subjects us to additional business risks that may cause our profitability to decline.

Because we sell our products in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2010, we derived approximately 48% of our revenues from sales of our products outside of the U.S. Our international operations are, and will continue to be, subject to a number of risks, including:

- unfavorable fluctuations in foreign currency exchange rates;
- adverse changes in foreign tax, legal and regulatory requirements;
- difficulty in protecting intellectual property;
- trade protection measures and import or export licensing requirements;
- cultural norms and expectations that may sometimes be inconsistent with our Code of Conduct and our requirements about the manner in which our employees, agents and distributors conduct business;
- differing labor regulations;
- political and economic instability; and
- acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the Foreign Corrupt Practices Act (the "FCPA"), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Violations of the

FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions.

Efforts to achieve growth through acquisitions, both domestic and international, involve numerous inherent challenges, such as properly evaluating acquisition opportunities, successfully integrating new businesses or product lines, retaining key employees, properly evaluating risks and other diligence matters, ensuring adequate capital availability and balancing other resource constraints. Acquisitions may not succeed as planned. Failure to properly manage these risks could adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to protect our intellectual property rights and knowledge relating to our products, our business and prospects may be negatively impacted.

We believe that proprietary products and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Questions as to whether our competitors' products infringe our intellectual property rights or whether our products infringe our competitors' intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and police our intellectual property rights.

We have made and expect to continue to make acquisitions, which could involve certain risks and uncertainties.

Since the beginning of 2010, we have completed six acquisitions. We expect to continue to make acquisitions in the future. There are risks and uncertainties related to acquisitions, including: difficulties integrating acquired technology, operations, personnel and financial and other systems; unrealized sales expectations from the acquired business; unrealized synergies and cost savings; unknown or underestimated liabilities; diversion of management attention from running our existing businesses and potential loss of key management employees of the acquired business. In addition, internal controls over financial reporting of acquired companies may not be up to required standards. Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Our business could be materially adversely affected by numerous other risks, including rising healthcare costs, changes in environmental laws and unforeseen business interruptions.

Our business may be negatively impacted by numerous other risks. For example, medical and healthcare costs may continue to increase. Initiatives to address these costs, such as consumer driven health plan packages, may not successfully reduce these expenses as needed. Failure to offer competitive employee benefits may result in our inability to recruit or maintain key employees. Other risks to our business include potential changes in environmental rules or regulations, which could negatively impact our manufacturing processes. Use of certain chemicals and other substances could become restricted or such changes may otherwise require us to incur additional costs which could reduce our profitability and impair our ability to offer competitively priced products. Additional risks to our business include global or local events which could significantly disrupt our operations. Terrorist attacks, natural disasters, political insurgencies, pandemics, information system failures and electrical grid disruptions and outages are some of the unforeseen risks that could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

A relatively small number of shares traded in any one day could have a significant effect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. We may also incur charges to income to cover increases in the estimate of our subsidiaries' future asbestos liability. Other factors that could affect quarterly operating results include, but are not limited to:

- demand for our products;
- the timing and execution of customer contracts;
- the timing of sales of our products;
- increases in manufacturing costs due to equipment or labor issues;
- changes in foreign currency exchange rates;
- changes in applicable tax rates;
- an impairment in the value of our investment in GST;
- unanticipated delays or problems in introducing new products;

- announcements by competitors of new products, services or technological innovations;
- changes in our pricing policies or the pricing policies of our competitors;
- increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;
- major changes in the level of economic activity in major regions of the world in which we do business;
- costs related to possible future acquisitions or divestitures of technologies or businesses;
- an increase in the number or magnitude of product liability claims;
- our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the U.S.; and
- economic assumptions and market factors used to determine post-retirement benefits and pension liabilities.

Various provisions and laws could delay or prevent a change of control.

The anti-takeover provisions of our articles of incorporation and bylaws, our shareholder rights plan and provisions of North Carolina law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things:

- require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;
- limit the right of shareholders to remove directors and fill vacancies;
- regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and
- authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

Our shareholder rights plan also makes an acquisition of a controlling interest in EnPro in a transaction not approved by our board of directors more difficult.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of our convertible debentures.

In the future, we may sell additional shares of our common stock to raise capital. In addition, a reasonable number of shares of our common stock are reserved for issuance under our equity compensation plans, including shares to be issued upon the exercise of stock options, vesting of restricted stock or unit grants, and upon conversion of our convertible debentures. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the debentures and the market price of our common stock.

Absence of dividends could reduce our attractiveness to investors.

We have never declared or paid cash dividends on our common stock. Moreover, our current senior secured credit facility restricts our ability to pay cash dividends on common stock if availability under the facility falls below $20 million. As a result, our common stock may be less attractive to certain investors than the stock of companies with a history of paying regular dividends.

Risks Related to Our Capital Structure

Our debt agreement imposes limitations on our operations, which could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

We have a $60 million senior secured revolving credit facility that imposes limitations on our operations, such as limitations on distributions, limitations on incurrence and repayment of indebtedness, and maintenance of a fixed charge coverage financial ratio if average monthly availability is less than $15 million. These limitations could impede our ability to respond to market conditions, address unanticipated capital investment needs and/or pursue business opportunities.

We may not have sufficient cash to repurchase our convertible debentures at the option of the holder or upon a change of control or to pay the cash payable upon a conversion.

Upon a conversion, we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of debentures converted. In addition, upon a change of control, subject to certain conditions, we will be required to make an offer to repurchase for cash all outstanding convertible debentures at 100% of their principal amount plus accrued and unpaid interest, including liquidated damages, if any, up to but not including the date of repurchase. However, we may not have enough available cash or be able to obtain financing at the time we are required to settle converted debentures or make repurchases of tendered debentures. Any credit facility in place at the time of a repurchase or conversion of the debentures may also limit our ability to use borrowings to pay any cash payable on a repurchase or conversion of the debentures and may prohibit us from making any cash payments on the repurchase or conversion of the debentures if a default or event of default has occurred under that facility without the consent of the lenders under that credit facility. Our current $60 million senior secured credit facility prohibits distributions from our subsidiaries to us to make payments of interest on the debentures if a default or event of default exists under the facility. Our senior secured credit facility also prohibits prepayments of the debentures or distributions from our subsidiaries to us to make principal payments or payments upon conversion of the debentures if a default or event of default exists under the facility or the amount of the borrowing base under the facility, less the amount of outstanding borrowings under the facility and letters of credit and reserves, is less than $20 million. Our failure to repurchase tendered debentures at a time when the repurchase is required by the indenture or to pay any cash payable on a conversion of the debentures would constitute a default under the indenture. A default under the indenture or the change of control itself could lead to a default under the other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the debentures or make cash payments upon conversion thereof.

Derivative transactions may expose us to unexpected risk and potential losses.

We are party to certain derivative transactions, such as foreign exchange contracts and call options (hedge and warrant transactions) with respect to our convertible debentures, with financial institutions to hedge against certain financial risks. In light of current economic uncertainty and potential for financial institution failures, we may be exposed to the risk that our counterparty in a derivative transaction may be unable to perform its obligations as a result of being placed in receivership or otherwise. In the event a counterparty to a material derivative transaction is unable to perform its obligations thereunder, we may experience losses material to our results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We are headquartered in Charlotte, North Carolina and have 48 primary manufacturing facilities in 10 states within the U.S. and 9 countries outside of the U.S. The following table outlines the location, business segment and size of our largest facilities, along with whether we own or lease each facility:

Location	Segment	Owned/ Leased	Size (Square Feet)
U.S.			
Palmyra, New York*	Sealing Products	Owned	568,000
Longview, Texas	Sealing Products	Owned	219,000
Paragould, Arkansas	Sealing Products	Owned	142,000
Thorofare, New Jersey	Engineered Products	Owned	120,000
Beloit, Wisconsin	Engine Products and Services	Owned	433,000
Foreign			
Mexico City, Mexico*	Sealing Products	Owned	131,000
Saint Etienne, France	Sealing Products	Owned	108,000
Annecy, France	Engineered Products	Leased	196,000
Heilbronn, Germany	Engineered Products	Owned	127,000
Sucany, Slovakia	Engineered Products	Owned	109,000

* These facilities are owned by GST LLC or one of its subsidiaries, which were deconsolidated from our Consolidated Financial Statements on the Petition Date.

Our manufacturing capabilities are flexible and allow us to customize the manufacturing process to increase performance and value for our customers and meet particular specifications. We also maintain numerous sales offices and warehouse facilities in strategic locations in the U.S., Canada and other countries. We believe our facilities and equipment are generally in good condition and are well maintained and able to continue to operate at present levels.

ITEM 3. LEGAL PROCEEDINGS

Descriptions of environmental, asbestos and legal matters are included in Item 7 of this annual report under the heading "Management's Discussion and Analysis of Financial Condition and Results of

Operations – Contingencies" and in Note 19 to our Consolidated Financial Statements, which descriptions are incorporated by reference herein.

In addition to the matters referenced above, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse affect on our financial condition, results of operations or cash flows.

We were not subject to any penalties associated with any failure to disclose "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4. [REMOVED AND RESERVED]

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our executive officers is set forth below:

Name	Age	Position
Stephen E. Macadam	50	President, Chief Executive Officer and Director
William Dries	59	Senior Vice President and Chief Financial Officer
Richard L. Magee	53	Senior Vice President, General Counsel and Secretary
Alexander W. Pease	39	Senior Vice President
J. Milton Childress II	53	Vice President, Strategic Planning and Business Development
Robert P. McKinney	47	Vice President, Human Resources
Robert S. McLean	46	Vice President, Legal
Orville G. Lunking	55	Vice President and Treasurer
Donald G. Pomeroy II	43	Vice President and Controller

Stephen E. Macadam has served as our Chief Executive Officer and President and as a director since April 2008. Prior to accepting these positions with EnPro, Mr. Macadam served as Chief Executive Officer of BlueLinx Holdings Inc. since October 2005. Before joining BlueLinx Holdings Inc., Mr. Macadam was the President and Chief Executive Officer of Consolidated Container Company LLC since August 2001. He served previously with Georgia-Pacific Corp. where he held the position of Executive Vice President, Pulp & Paperboard from July 2000 until August 2001, and the position of Senior Vice President, Containerboard & Packaging from March 1998 until July 2000. Mr. Macadam held positions of increasing responsibility with McKinsey and Company, Inc. from 1988 until 1998, culminating in the role of principal in charge of McKinsey's Charlotte, North Carolina operation. Mr. Macadam is a director of Georgia Gulf Corporation.

William Dries is currently Senior Vice President and Chief Financial Officer and has held these positions since May 2002. He served as a consultant to Goodrich Corporation from September 2001 through December 2001 and was employed by Coltec Industries Inc from January 2002 through April 2002. Prior to that, Mr. Dries was employed by United Dominion Industries, Inc. He was Senior Vice President and Chief Financial Officer of United Dominion from December 1999 until May 2001, having previously served as Senior Vice President – Finance, Vice President and Controller. Mr. Dries, a certified public accountant, was with Ernst & Young LLP in New York prior to joining United Dominion in 1985. Mr. Dries is a director of Polypore International, Inc. Mr. Dries has announced that he will retire on his sixtieth birthday in September 2011.

Alexander W. Pease has been elected as a Senior Vice President and will join the Company on February 28, 2011 in that capacity. We intend that Mr. Pease will later succeed Mr. Dries as Chief Financial Officer in connection with Mr. Dries' retirement from that position following the 2011 annual meeting of shareholders. Prior to agreeing to join the Company, Mr. Pease was a principal with McKinsey and Company in its Charlotte, North Carolina office and has been with McKinsey since 2000, with a two-year break in 2002-2004, when he attended business school at the Tuck School of Business at Dartmouth College. Prior to joining McKinsey, Mr. Pease spent six years in the United States Navy as a SEAL Team leader.

Richard L. Magee is currently Senior Vice President, General Counsel and Secretary and has held these positions since May 2002. He served as a consultant to Goodrich Corporation from October 2001 through December 2001, and was employed by Coltec Industries Inc from January 2002 through April 2002. Prior to that, Mr. Magee was Senior Vice President, General Counsel and Secretary of United Dominion Industries, Inc. from April 2000 until July 2001, having previously served as Vice President, Secretary and General Counsel. Mr. Magee was a partner in the Charlotte, North Carolina law firm Robinson, Bradshaw & Hinson, P.A. prior to joining United Dominion in 1989.

J. Milton Childress II is currently Vice President, Strategic Planning and Business Development and has held this position since February 2006, after having joined the EnPro corporate staff in December 2005. He was a co-founder of and served from October 2001 through December 2005 as Managing Director of Charlotte-based McGuireWoods Capital Group. Prior to that, Mr. Childress was Senior Vice President, Planning and Development of United Dominion Industries, Inc. from December 1999 until May 2001, having previously served as Vice President. Mr. Childress held a number of positions with Ernst & Young's corporate finance consulting group prior to joining United Dominion in 1992.

Orville G. Lunking is currently Vice President and Treasurer and has held these positions since February 2009. Prior to joining EnPro, Mr. Lunking served as Vice President and Treasurer for Novelis Inc. from January 2005 to March 2008. Prior to that, he was Corporate Treasurer for Smithfield Foods, Inc. from July 2001 to December 2004. Mr. Lunking previously served as Assistant Treasurer – International at Sara Lee Corporation from July 1997 to June 2001. Prior to this time, he worked in different finance-related roles at Allied Signal Inc., Bankers Trust Company, General Motors Corporation and Milliken & Company.

Robert P. McKinney is currently Vice President, Human Resources and has held this position since April 2008, after having previously served as Deputy General Counsel from May 2002 to April 2008. Prior to joining EnPro, Mr. McKinney was General Counsel at Tredegar Corporation and Assistant General Counsel with The Pittston Company, both in Richmond, Virginia. From 1990 to 1999, Mr. McKinney was employed by United Dominion Industries, Inc. in Charlotte, North Carolina, as Corporate Counsel and subsequently Assistant General Counsel. Prior to joining United Dominion, he was an associate with the Charlotte, North Carolina law firm of Smith Helms Mulliss & Moore (now a part of McGuireWoods, LLP).

Robert S. McLean is currently Vice President, Legal, and has held this position since April 2010. Prior to joining EnPro, Mr. McLean was a partner at the Charlotte, North Carolina law firm of Robinson

Bradshaw & Hinson P.A., which he joined in 1995 and where he chaired the firm's corporate practice department. Prior to joining Robinson Bradshaw & Hinson, Mr. McLean worked with the Atlanta office of the law firm King & Spalding and the Charlotte office of the law firm Smith, Helms, Mullis & Moore (now part of McGuireWoods, LLP), after which he was the Assistant General Counsel and Secretary of the former Carolina Freight Corporation (now part of Arkansas Best Corporation).

Donald G. Pomeroy II is currently Vice President and Controller. He was appointed to this position in February 2011. Between February 2010 and February 2011, Mr. Pomeroy served as Vice President and Chief Financial Officer of GST LLC. Mr. Pomeroy served as Vice President with responsibility for pricing strategies on the Company's Continuous Improvement Team from November 2008 to February 2010. Mr. Pomeroy served as the Company's Vice President and Controller between September 2007 and November 2008 after previously serving in this capacity from May 2002 to August 2004. Mr. Pomeroy served as the Vice President, Finance and Information Technology for Garlock from August 2004 until August 2007. He was previously Vice President, Finance and Information Technology at Stemco and Controller – International Operations at Garlock. Prior to joining Garlock, Mr. Pomeroy was with Coopers & Lybrand LLP. As noted in Item 1, "Business," and Item 1A, "Risk Factors," on June 5, 2010, GST LLC filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "NPO."

As of March 1, 2011, there were 4,883 holders of record of our common stock. The price range of our common stock from January 1, 2009 through December 31, 2010 is listed below by quarter:

	Low Sale Price	High Sale Price
Fiscal 2010:		
Fourth Quarter	$ 30.29	$ 42.00
Third Quarter	26.64	32.60
Second Quarter	27.99	35.11
First Quarter	23.64	29.80
Fiscal 2009:		
Fourth Quarter	$ 20.93	$ 27.11
Third Quarter	15.50	24.50
Second Quarter	15.21	20.98
First Quarter	13.36	24.14

We did not declare any cash dividends to our shareholders during 2010. For a discussion of the restrictions on payment of dividends on our common stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends."

The following table sets forth all purchases made by us or on our behalf or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares of our common stock during each month in the fourth quarter of 2010.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
October 1 – October 31, 2010	--	--	--	--
November 1 – November 30, 2010	--	--	--	--
December 1 – December 31, 2010	451 (1)	$41.56 (1)	--	--
Total	451 (1)	$41.56 (1)	--	--

(1) A total of 451 shares were transferred to a rabbi trust that we established in connection with our Deferred Compensation Plan for Non-Employee Directors, pursuant to which non-employee directors may elect to defer directors' fees into common stock units. Coltec, which is a wholly owned subsidiary of EnPro, furnished these shares in exchange for management and other services provided by EnPro. These shares were valued at a price of $41.56 per share, the closing price of our common stock on December 31, 2010. We do not consider the transfer of shares from Coltec in this context to be pursuant to a publicly announced plan or program.

CUMULATIVE TOTAL RETURN PERFORMANCE GRAPH

Set forth below is a line graph showing the yearly change in the cumulative total shareholder return for our common stock as compared to similar returns for the Russell 2000® Stock Index and a group of our peers (the "New Peer Group") consisting of Actuant Corporation, Barnes Group, Inc., Clarcor, Inc., Circor International, Inc., Kaydon Corporation and Robbins & Myers, Inc. This group of peer companies differs from those used in the graph presented in our 2009 annual report: Flowserve Corporation, Robbins & Myers, Inc., Gardner Denver, Inc., Circor International, Inc., IDEX Corporation and The Gormann-Rupp Company (the "Former Peer Group"). Following changes in our business, including our sale of our Quincy Compressor business in 2010, and changes in the size and/or businesses of certain companies included in the Former Peer Group, we believed that the New Peer Group was a more representative collection of peer issuers, based on size and markets served. For comparative purposes, the graph also includes a line for returns of the Former Peer Group.

Each of the returns is calculated assuming the investment of $100 in each of the securities on December 31, 2005 and reinvestment of dividends into additional shares of the respective equity securities when paid. The graph plots the respective values beginning on December 31, 2005 and continuing through December 31, 2010. Past performance is not necessarily indicative of future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Enpro Industries, Inc., the Russell 2000 Index, an Old Peer Group and a New Peer Group
$300
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
Enpro Industries, Inc.
Russell 2000
Old Peer Group
New Peer Group

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following historical consolidated financial information as of and for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from, and should be read together with, our audited Consolidated Financial Statements and the related notes, for each of those years. The audited Consolidated Financial Statements and related notes as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, are included elsewhere in this annual report. The information presented below with respect to the last three completed fiscal years should also be read together with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2010*	2009	2008	2007	2006
	(as adjusted, in millions, except per share data)				
Statement of Operations Data:					
Net sales	$ 865.0	$ 803.0	$ 993.8	$ 873.8	$ 770.2
Income (loss) from continuing operations	$ 61.3	$ (143.6)	$ 32.8	$ 17.2	$ (178.3)
Balance Sheet Data:					
Total assets	$1,148.3	$1,221.2	$1,333.8	$1,449.8	$1,384.3
Long-term debt (including current portion)	$ 135.8	$ 130.4	$ 134.5	$ 133.3	$ 128.9
Notes payable to GST	$ 227.2	$ -	$ -	$ -	$ -
Per Common Share Data – Diluted:					
Income (loss) from continuing operations	$ 2.96	$ (7.19)	$ 1.56	$ 0.77	$ (8.54)

* Results of the deconsolidated entities since the Petition Date are not included. See Note 2 to our Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our consolidated financial condition and operating results during the periods included in the accompanying audited Consolidated Financial Statements and the related notes. You should read the following discussion in conjunction with our audited Consolidated Financial Statements and the related notes, included elsewhere in this annual report.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of this annual report, entitled "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

Overview and Outlook

Overview. We design, develop, manufacture and market proprietary engineered industrial products. We have 48 primary manufacturing facilities located in the United States and 9 countries outside the United States.

We manage our business as three segments: a Sealing Products segment, an Engineered Products segment, and an Engine Products and Services segment.

Our Sealing Products segment designs, manufactures and sells sealing products, including metallic, non-metallic and composite material gaskets, rotary seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components and expansion joints, as well as heavy-duty wheel-end components, PTFE products, conveyor belting and sheeted rubber products. These products are used in a variety of industries, including chemical and petrochemical processing, petroleum extraction and refining, pulp and paper processing, heavy-duty trucking, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, aerospace, medical, filtration and semiconductor fabrication. In many of these industries, performance and durability are vital for safety and environmental protection. Many of our products are used in applications that are highly demanding, e.g., where extreme temperatures, extreme pressures, corrosive environments and/or worn equipment make sealing difficult.

Our Engineered Products segment includes operations that design, manufacture and sell self-lubricating, non-rolling, metal-polymer, solid polymer and filament wound bearing products, aluminum blocks for hydraulic applications and precision engineered components and lubrication systems for reciprocating compressors. These products are used in a wide range of applications, including the automotive, pharmaceutical, pulp and paper, natural gas, health, power generation, machine tools, air treatment, refining, petrochemical and general industrial markets.

Our Engine Products and Services segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. The United States government and the general markets for marine propulsion, power generation, and pump and compressor applications use these products and services.

The historical business operations of certain subsidiaries of our subsidiary, Coltec Industries Inc ("Coltec"), principally Garlock Sealing Technologies LLC ("GST LLC") and The Anchor Packing Company ("Anchor"), have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Information about GST LLC's asbestos litigation is contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations in the "Asbestos" subsection of the "Contingencies" section.

On June 5, 2010 (the "Petition Date"), GST LLC, Anchor and Garrison Litigation Management Group, Ltd. ("Garrison") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte (the "Bankruptcy Court"). GST LLC, Anchor and Garrison are sometimes referred to collectively as "GST" in this report. The filings were the initial step in a claims resolution process. GST LLC is one of the businesses in our broader Garlock group. GST LLC and its subsidiaries operate five manufacturing facilities, including operations in Palmyra, New York and Houston, Texas. The filings did not include EnPro Industries, Inc., or any other EnPro Industries, Inc. operating subsidiary.

GST LLC now operates in the ordinary course under court protection from asbestos claims. All pending litigation against GST is stayed during the process. We address our actions to permanently resolve GST LLC's asbestos litigation in this Management's Discussion and Analysis of Financial Condition and Results of Operations in the "Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." section.

The financial results of GST and subsidiaries are included in our consolidated results through June 4, 2010, the day prior to the Petition Date. However, U.S. generally accepted accounting principles require that an entity that files for protection under the U.S. Bankruptcy Code, whether solvent or insolvent, whose financial statements were previously consolidated with those of its parent as GST's and its subsidiaries' were with ours generally must be prospectively deconsolidated from the parent and the investment accounted for using the cost method. At deconsolidation, our investment was recorded at its estimated fair value as of June 4, 2010, resulting in a gain for reporting purposes. The cost method requires us to present our ownership interests in the net assets of GST at the Petition Date as an investment and not recognize any income or loss from GST and subsidiaries in our results of operations during the reorganization period. Our investment of $236.9 million as of December 31, 2010, is subject to periodic reviews for impairment. When GST emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization. See Note 2 to the Consolidated Financial Statements in this Form 10-K for the condensed financial information of GST and subsidiaries as of and for periods ended December 31, 2010.

Our Quincy Compressor business designed, manufactured and sold rotary and reciprocating air compressors, vacuum pumps and air systems used in the automotive, pharmaceutical, natural gas, health, air treatment and general industrial markets. In December 2009, we signed a definitive agreement to sell Quincy Compressor to the Atlas Copco Group for approximately $190 million in cash. The sale of Quincy Compressor's U.S.-based operations closed on March 1, 2010, and the sale of Quincy Compressor's subsidiary in China closed during the second quarter of 2010. Accordingly, Quincy Compressor is presented as a discontinued operation throughout this Form 10-K. Additional information regarding the sale of Quincy Compressor is included in Note 3 in our Consolidated Financial Statements.

During 2010 and 2009, we completed a number of acquisitions. Please refer to "Acquisitions and Dispositions" in Item 1 – Business for additional discussion regarding these transactions.

During the first quarter of 2009, we concluded events had occurred and circumstances had changed which required us to perform an interim period goodwill impairment test for all of our reporting units, including GGB in the Engineered Products segment and Plastomer Technologies in the Sealing Products segment, both of which had experienced reduced volumes as a result of deterioration in the global economic environment. We performed a preliminary analysis and determined it was necessary to conduct an impairment test for GGB and Plastomer Technologies.

During the second quarter of 2009, we conducted an analysis to compare the fair value of GGB and Plastomer Technologies to the respective carrying values assigned to their net assets. The excess of the fair value of each reporting unit over the carrying value assigned to its assets and liabilities is the implied fair value of its goodwill. To estimate the fair value, we used both discounted cash flow and market valuation approaches. The discounted cash flow approach uses cash flow projections to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include business projections, growth rates, and discount rates. The discount rate we used was based on our weighted average cost of capital. For the market approach, we chose a group of 26 companies that we believed to be representative of our diversified industrial and automotive peers. Based on the results of the test, we determined that the fair values of GGB and Plastomer Technologies were less than the carrying values of their net assets, resulting in an implied fair value of goodwill of zero for both GGB and Plastomer Technologies. As a result, in the second quarter of 2009, we recognized an impairment charge of $113.1 million before tax, which represented all of the remaining goodwill in these reporting units.

During the analysis, we also tested the fair value of our other reporting units and determined there was no goodwill impairment for the other reporting units. We completed our required annual impairment test of goodwill for our reporting units as of October 1, 2009, and the results did not indicate impairment of the remaining goodwill. Based on the results of the test, we determined the fair value of one of the reporting units exceeded its carrying value by approximately 60% and the other reporting units having goodwill balances had fair values in excess of their carrying values by over 100%.

Outlook

The condition of our markets and the programs that improved our results in 2010 should continue to benefit us in 2011. The deconsolidation of GST and subsidiaries, which began in June 2010 on the Petition Date, will affect year-over-year comparisons, but we expect our Sealing Products and Engineered Products segments to benefit from stronger markets and increased volumes, as should GST. In our Engine Products and Services segment, we expect sales and engine shipments will be similar to 2010, but profits are likely to be slightly lower because of a less attractive mix and higher research and development spending. Because the current engine shipment schedule places half of the 2011 engine sales in the first quarter and half in the third quarter, sales in those quarters should be substantially higher than in the second and fourth quarters; however, we caution that engine shipment schedules sometimes change at the request of a customer. Our market-driven growth in 2011 will be complemented by the acquisitions we completed in 2010 and so far this year. These acquisitions expand our presence in attractive markets and, together with growth in our markets, should offset a significant portion of the effect of GST's deconsolidation. We expect acquired businesses will be modestly accretive to 2011 earnings, and we expect their value will increase as we integrate them into our continuous improvement programs.

Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the jurisdictions in which we operate. Based on the mix of domestic and foreign earnings, we anticipate our effective tax rate in 2011 will be slightly less than the U.S. statutory rate of 35%. Discrete tax events may cause our effective rate to fluctuate on a quarterly basis. Certain events, including, for example, acquisitions and other business changes, which are difficult to predict, may also cause our effective tax rate to fluctuate. We are subject to changing tax laws, regulations, and interpretations in multiple jurisdictions. Corporate tax reform continues to be a priority in the U.S. and other jurisdictions. Changes to the tax system in the U.S. could have significant effects, positive and negative, on our effective tax rate.

We anticipate that cash flows in 2011 should benefit from the elimination of asbestos cash outflows due to the stay of all pending litigation against GST resulting from the Chapter 11 bankruptcy cases. However, this may be more than offset by cash outflows for acquisitions, higher capital expenditures, and the elimination of GST's operating cash flows as a result of the deconsolidation of GST and subsidiaries.

Our U.S. defined benefit plans continue to be underfunded. Based on currently available data, which is subject to change, we estimate we will be required to make contributions to the U.S. defined benefit plans in 2011 totaling approximately $18.0 million. We may be able to make a portion of the required 2011 contribution by contributing a guaranteed investment contract, or the proceeds from liquidating this contract, which we received from the Crucible Back-Up Trust as discussed in Note 19 to our Consolidated Financial Statements. However, there can be no assurance as to the approval of this contribution by the U.S. Department of Labor or the timing of any approval. Additional significant cash contributions are likely to be required in 2012 and beyond; however, actual contributions will depend on pension asset returns, pension valuation assumptions, plan design and legislative actions. We estimate the annual U.S. pension expense in 2011 will be $1.6 million less than in 2010, primarily due to the deconsolidation of GST for a full year.

In connection with our growth strategy, we will continue to evaluate acquisitions in 2011; however, the impact of such acquisitions cannot be predicted and therefore is not reflected in this outlook.

We address our outlook on our actions to permanently resolve GST LLC's asbestos litigation in this "Management's Discussion and Analysis of Financial Condition and Results of Operations – Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." section.

Results of Operations

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Sales			
Sealing Products	$ 397.6	$ 399.4	$ 503.5
Engineered Products	302.5	238.3	350.0
Engine Products and Services	166.0	166.7	142.1
	866.1	804.4	995.6
Intersegment sales	(1.1)	(1.4)	(1.8)
Total sales	$ 865.0	$ 803.0	$ 993.8
Segment Profit			
Sealing Products	$ 70.3	$ 55.8	$ 87.0
Engineered Products	16.3	(13.3)	38.5
Engine Products and Services	35.5	30.5	20.2
Total segment profit	122.1	73.0	145.7
Corporate expenses	(36.7)	(28.9)	(27.4)
Asbestos-related expenses	(23.3)	(135.5)	(52.1)
Goodwill impairment charge	-	(113.1)	-
Interest expense, net	(25.9)	(11.4)	(10.0)
Other income (expense), net	46.4	17.7	(6.6)
Income (loss) from continuing operations before income taxes	$ 82.6	$ (198.2)	$ 49.6

The table above does not include the results for GST and subsidiaries as of and after the Petition Date. See Note 2 to our Consolidated Financial Statements in this Form 10-K for condensed financial information for GST and subsidiaries.

Segment profit is total segment revenue reduced by operating, restructuring and other expenses identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses or impairments related to the sale of assets, and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for EnPro.

2010 Compared to 2009

Sales of $865.0 million in 2010 increased 8% from $803.0 million in 2009. The increase in sales was primarily the result of stronger volumes in all segments. The volume increases resulted principally from stronger automotive and industrial markets for GGB, higher OEM and aftermarket truck and trailer activity at Stemco, greater aftermarket activity at Fairbanks Morse Engine, and improved oil and gas, nuclear and rubber product demand at Garlock. The additional sales from acquisitions completed since 2009 contributed three percentage points of the overall increase. Sales in 2009 included GST LLC for the entire year while sales in 2010 included GST LLC's sales only through the Petition Date. Sales to third parties for GST LLC of $104.9 million from the Petition Date through December 31, 2010, were not included as a result of the deconsolidation of GST LLC effective on the Petition Date.

Segment profit, management's primary measure of how our operations perform, increased 67% from $73.0 million in 2009 to $122.1 million in 2010. Segment margins, defined as segment profit divided by sales, improved from 9.1% in 2009 to 14.1% in 2010. Segment profit and margins increased primarily due to higher volumes, net price increases that exceeded overall net cost increases, and earnings from businesses acquired since 2009. Segment profit in 2009 reflected GST LLC's and its subsidiaries' results for the full year. GST LLC reported segment profit of $16.5 million from the Petition Date through December 31, 2010, which is not reflected in our segment profit as a result of the deconsolidation.

Due to the deconsolidation of GST, asbestos-related expenses during 2010 decreased by $112.2 million compared to 2009.

Net interest expense in 2010 was $25.9 million compared to $11.4 million in 2009. The increase in net interest expense was caused primarily by the deconsolidation of GST and the reflection of the associated interest expense on related-party short-term borrowings and related-party notes payable by EnPro to GST LLC, which had previously been eliminated in consolidation.

We recorded goodwill impairment charges of $113.1 million in 2009, but there was no comparable charge in 2010.

We recorded a pre-tax gain on the deconsolidation of GST of $54.1 million in 2010, which is discussed in "Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." in this Management's Discussion and Analysis of Financial Condition and Results of Operations. The gain is included in other income (expense), net, in the preceding table. Other income, net, in 2009 resulted from a reassessment of a liability for retiree medical benefits for former employees of a previously divested business. An actuarial assessment determined our expected liability was significantly less than the amount previously accrued and as a result the liability was reduced.

We recorded an income tax expense of $21.3 million on pre-tax income from continuing operations of $82.6 million in 2010, resulting in an effective tax rate of 25.8%. Our effective tax rate continues to be lower than the U.S. statutory rates primarily due to the earnings in lower rate foreign jurisdictions. In the U.S., we also benefit from certain tax incentives such as the deduction for domestic production activities and credits for research and development. In addition, the 2010 tax expense was favorably affected by restructuring part of our GGB operation in Europe. During 2009, our effective tax rate was 27.5% as we recorded an income tax benefit of $54.6 million on a loss from continuing operations before income taxes of $198.2 million. The income tax expense in 2009 was significantly affected by the goodwill impairment charge and the jurisdictional mix of earnings.

Net income from continuing operations was $61.3 million, or $2.96 per share, in 2010 compared to a net loss from continuing operations of $143.6 million, or $7.19 per share, in 2009. Net income was $155.4 million, or $7.51 per share in 2010 compared to a net loss of $139.3 million, or $6.97 per share, in 2009. Earnings (loss) per share are expressed on a diluted basis.

Following is a discussion of operating results for each segment during the year:

Sealing Products. Sales of $397.6 million in 2010 were slightly lower than the $399.4 million reported in 2009. The deconsolidation of GST LLC was the principal factor in the lack of year-over-year growth. GST LLC sales to third parties of $104.9 million from the Petition Date through December 31, 2010, were not included as a result of the deconsolidation of GST effective on the Petition Date. Acquisitions completed since 2009 contributed 3%, improved industrial markets, and the inclusion of the results of Technetics during 2010 partially offset the effect of the deconsolidation. Stemco's sales during 2010 increased compared to 2009 primarily as a result of higher volumes for its OEM and aftermarket business and the introduction of new brake products. Plastomer Technologies experienced a sales increase in 2010 compared to 2009 due to higher volumes in its semiconductor business.

Segment profit of $70.3 million in 2010 increased 26% compared to the $55.8 million reported in 2009. The increase in profit in our Garlock group of companies reflected a benefit from higher volumes, the inclusion of Technetics, and various net price increases partially offset by the deconsolidation of GST LLC, which reported segment profit of $16.5 million subsequent to its deconsolidation, and various cost increases. Stemco reported a significant increase in profit primarily due to increased production and demand in heavy-duty vehicle markets partially offset by cost increases. Likewise, higher volume bolstered Plastomer Technologies' 2010 results as it also reported improved earnings compared to last year. Operating margins for the segment increased to 17.7% in 2010 from 14.0% in 2009.

Engineered Products. Sales of $302.5 million in 2010 were 27% higher than the $238.3 million reported in 2009. Acquisitions completed since the second quarter of 2009 favorably impacted revenue by six percentage points. Decreases in the value of foreign currencies reduced the year-over-year sales increase by two percentage points. The remaining twenty-three percentage points of the sales increase reflected improved market conditions within the segment. Sales for GGB in 2010 were significantly higher than the amount reported in 2009 primarily due to increased volume in automotive and industrial markets. Sales for CPI in 2010 increased principally due to the acquisitions, and the business experienced favorable conditions in refining markets in the U.S., Europe, and South America. Activity in CPI's North American natural gas markets remained low due to continued high levels of natural gas storage.

The segment profit in 2010 of $16.3 million improved significantly compared to the $13.3 million segment loss reported in 2009. GGB's profitability improved in 2010 primarily due to higher volume in its automotive and industrial markets and the results of cost reduction efforts. Profits at CPI declined in 2010 compared to 2009 due to the costs of establishing new service centers, the implementation of a new ERP system, and various other growth-related initiatives. The 5.4% operating margin in 2010 for the segment reflected the segment's return to profitability compared to a 5.6% segment loss in 2009 as GGB's strong earnings improvement was partially offset by CPI's decrease in segment profit on its higher sales.

Engine Products and Services. Sales of $166.0 million in 2010 were essentially flat compared to the $166.7 million reported in 2009. The effect of fewer new engine shipments in 2010 was mostly offset by increased aftermarket parts and service sales for the U.S. Navy and other customers, and some improvements in pricing.

The segment reported a profit of $35.5 million in 2010 compared to $30.5 million in 2009. The 16% year-over-year improvement was a result of the aftermarket volume increase combined with net cost decreases and pricing increases. Operating margins for the segment increased to 21.4% in 2010 from 18.3% in 2009.

2009 Compared to 2008

Sales of $803.0 million in 2009 decreased 19% from $993.8 million in 2008. The decline in sales was the result of weak volumes in the Sealing Products and Engineered Products segments. The drop in volumes resulted from the global recession in industrial markets, reduced OEM truck and trailer volumes, and significantly lower automotive volumes. Fairbanks Morse Engine experienced higher sales of engine aftermarket parts and services in 2009 compared to 2008. The decrease in the values of foreign currencies relative to the U.S. dollar accounted for three percentage points of the decline in sales.

Segment profit decreased 50% from $145.7 million in 2008 to $73.0 million in 2009, primarily due to lower volumes and lower absorption of manufacturing costs due to reduced production levels. These decreases were partially offset by cost improvements resulting from actions taken in response to market weakness and selected price increases. Segment margins, defined as segment profit divided by sales, declined from 14.7% in 2008 to 9.1% in 2009. The weaker results at most businesses, particularly

GGB and Plastomer, were the primary cause for the decrease in segment margins, offsetting margin improvement at Fairbanks Morse Engine.

Asbestos expenses in 2009 were $135.5 million and included net cash outlays of $29.3 million for legal fees and expenses incurred during the year, $25.5 million in non-cash charges to maintain a ten-year liability estimate for future claims, and an $80.7 million non-cash charge to adjust the liability to reflect changes in its assumptions regarding new claims filings, payments by trusts established to pay claims against former asbestos defendants who have emerged from bankruptcy, and other factors. In 2008, asbestos expenses were $52.1 million. The higher expense in 2009 was primarily the result of adjustments made to management's estimation model in the fourth quarter of 2009.

Our effective tax rate was 27.5% in 2009 and 33.9% in 2008. We recorded an income tax benefit of $54.6 million on a loss before income taxes of $198.2 million in 2009. During 2008, we recorded income tax expense of $16.8 million on income before income taxes of $49.6 million. The income tax benefit in 2009 was favorably impacted by structural and organizational changes in our European operations, which were not in place during 2008.

We recorded goodwill impairment charges of $113.1 million in 2009. There were no goodwill impairment charges in 2008.

In 2009, we recorded income in connection with a reassessment of a liability related to retiree medical benefits for former employees of a previously owned business. An actuarial analysis determined that our expected liability is significantly less than the amount previously accrued. As a result, we reduced the potential liability by $19.2 million.

Net loss was $139.3 million, or $6.97 per share, in 2009 compared to net income of $50.6 million, or $2.40 per share, in 2008. Earnings (loss) per share are expressed on a diluted basis.

Following is a discussion of operating results for each segment during the year:

Sealing Products. Sales of $399.4 million in 2009 were 21% lower than the $503.5 million reported in 2008. Unit volume declines caused most of the reduction and the unfavorable impact of foreign currency exchange rates versus the U.S. dollar accounted for three percentage points of the reduction. Sales in the Garlock group of companies decreased as a result of reduced demand in all geographic markets; weakness in the steel, oil and gas sectors; and weaker foreign currencies partially offset by selected price increases. Stemco's sales decreased primarily as a result of the lower volumes, partially offset by selected price increases and a favorable mix of aftermarket versus OEM volumes. Its OEM sales for the U.S. heavy-duty truck market in 2009 were significantly lower compared to 2008 as the number of new trailers built and usage of existing trucks decreased as a result of the U.S. economic slowdown. Stemco's aftermarket sales were also lower compared to 2008 but to a much lesser extent than OEM sales. Plastomer Technologies experienced a sales decrease during 2009 compared to 2008 due to reduced volumes across all product lines.

Segment profit of $55.8 million in 2009 decreased 36% compared to the $87.0 million reported in 2008, primarily caused by weak volumes. A decrease in profit from the Garlock companies reflected the impact of lower sales and lower absorption of manufacturing costs due to reduced production levels, partially offset by lower selling, general and administrative expenses, other cost reductions and selected price increases. Stemco reported a decline in profit primarily due to the slowdown in the heavy-duty vehicle markets and the resulting lower volume and absorption of manufacturing costs, partially offset by a favorable mix of aftermarket versus OEM and selected price increases. Plastomer reported a higher segment loss compared to 2008 due to lower sales in most of its markets and higher material costs. Operating margins for the segment decreased to 14.0% in 2009 from 17.3% in 2008 as the impact of volume was partially negated by improved pricing on certain products and the benefits from cost reduction initiatives.

Engineered Products. Sales of $238.3 million in 2009 were 32% lower than the $350.0 million reported in 2008, primarily caused by reduced volumes resulting from the global economic recession. The year-over-year decrease in the value of foreign currencies produced four percentage points of the sales decrease. Sales for GGB in 2009 were significantly lower than the amount reported in 2008 primarily due to reduced volume in automotive and industrial markets. Sales for Compressor Products International in 2009 were lower due to lower volume in its natural gas and other markets.

The segment loss in 2009 was $13.3 million, compared to the $38.5 million segment profit reported in 2008. GGB's results reflected a loss in 2009 due to low volumes and the resulting impact of lower absorption of manufacturing costs due to reduced production levels. Compressor Products International reported decreases in profits as a result of lower volume and lower absorption of manufacturing costs. The negative operating margins of 5.6% for the segment compared to positive 11.0% margins in 2008.

Engine Products and Services. Sales increased 17% from $142.1 million in 2008 to record sales of $166.7 million in 2009. The increase was attributable to higher engine, aftermarket parts and service sales.

The segment reported a profit of $30.5 million in 2009 compared to $20.2 million in 2008. The year-over-year improvement was driven by the increase in volumes and higher margin aftermarket sales. Operating margins for the segment increased to 18.3% in 2009 from 14.2% in 2008.

Restructuring and Other Costs

Restructuring expense was $0.9 million, $10.2 million and $4.6 million for 2010, 2009 and 2008, respectively. In 2009, the expense was primarily related to restructuring activities associated with workforce reductions at GGB and in the Garlock companies. In 2008, the expense related primarily to GST LLC's Palmyra modernization project. See Note 4 to the Consolidated Financial Statements for additional information regarding restructuring and other costs in each year.

Liquidity and Capital Resources

Cash requirements for, but not limited to, working capital, capital expenditures, acquisitions, pension contributions, debt repayments and common stock repurchases have been funded from cash balances on hand and cash generated from operations. We are proactively pursuing acquisition opportunities. It is possible our cash requirements for one or more of these acquisition opportunities could exceed our cash balance at the time of closing. Should we need additional capital, we have other resources available, which are discussed in this section under the heading of "Capital Resources."

Cash Flows

Operating activities provided $33.5 million, $59.0 million and $77.5 million in 2010, 2009 and 2008, respectively.

The decrease in operating cash flow between 2010 and 2009 was primarily attributable to the tax payment resulting from the gain on the sale of Quincy Compressor, which more than offset improvements in cash generated by operations. In addition, GST LLC generated $54.8 million of operating cash flow after its deconsolidation on the Petition Date, which were not included in our 2010 total.

The decrease in operating cash flows in 2009 versus 2008 was primarily attributable to weak volumes, which reduced net income, partially offset by improvements in working capital. Working capital changes increased cash by $17.4 million in 2009 compared to a $20.1 million cash reduction in 2008, a $37.5 million improvement.

We received $111.9 million, net, and used $66.3 million and $58.5 million in investing activities in 2010, 2009 and 2008, respectively. The net cash inflow in 2010 resulted from the proceeds from the divestiture of Quincy Compressor. This cash receipt was partially offset by cash retained by GST LLC and its subsidiaries in connection with their deconsolidation. The deconsolidation of GST LLC is discussed further in this Management's Discussion and Analysis of Financial Condition and Results of Operations in the "Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." section. Capital expenditures in 2009 were $22.7 million less than in 2008 as most businesses reduced spending in response to less favorable market conditions.

Financing activities of continuing operations in 2010 included repayment of $6.1 million of related-party debt, which previously was eliminated in consolidation prior to the deconsolidation of GST LLC. In 2009, we retired $9.9 million in industrial revenue bonds and other debt. In 2008, we paid $69.2 million in connection with the repurchase of approximately 1.9 million shares of our common stock under a share repurchase program.

Capital Resources

Our primary U.S. operating subsidiaries, other than GST, have access to a senior secured revolving credit facility with a group of banks, which matures on April 21, 2011. We have not borrowed against this facility. The facility is collateralized by the receivables, inventories, intellectual property, insurance receivables, personal property (other than fixed assets) of our operating subsidiaries other than GST, pledges of 65% of the capital stock of our direct foreign subsidiaries and pledges of 100% of the capital stock of our direct and indirect U.S. subsidiaries other than GST LLC and its subsidiaries. The facility contains customary covenants and restrictions for an asset-based loan, including negative covenants limiting certain: fundamental changes (such as merger transactions); loans; incurrence of debt other than specifically permitted debt; transactions with affiliates that are not on arms-length terms; incurrence of liens other than specifically permitted liens; repayment of subordinated debt (except for scheduled payments in accordance with applicable subordination documents); prepayments of other debt; dividends; asset dispositions other than as specifically permitted; and, acquisitions and other investments other than as specifically permitted. However, in the event the amount available for borrowing under the facility exceeds $20 million, the limitations on acquisitions, investments in foreign subsidiaries, fixed asset dispositions, dividends (including those required to make payments on our convertible debentures), incurrence of certain cash collateral liens and prepayment of debt other than subordinated debt are generally not applicable. In addition, the facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 in the event the amount available for borrowing, as defined under the facility, drops below $15 million.

Until June 8, 2010, the maximum amount available for borrowings under the facility was $75 million. Just prior to the Petition Date, we amended the facility to accommodate GST's debtor-in-possession loan agreement, which was entered into on June 8, 2010. The amendment reduced the maximum amount available under the facility to $60 million. Under certain conditions, we may request the facility be increased by up to $25 million to $85 million in total. Actual borrowing availability at any date is determined by reference to a borrowing base of specified percentages of eligible accounts receivable and inventory and is reduced by usage of the facility, which includes outstanding letters of credit, and any reserves. The actual borrowing availability at December 31, 2010, under our senior secured revolving credit facility was $55.2 million after giving consideration to $4.1 million of letters of credit outstanding.

We are exploring alternatives to replace and increase the senior secured revolving credit facility and expect to do so prior to its April 21, 2011 maturity date. We anticipate the size of the revolver will increase possibly to an amount over $100 million subject to a borrowing base. Terms and conditions are expected to be comparable to those in our current revolver agreement.

On June 8, 2010, GST entered into a $10 million debtor-in-possession revolving credit and letter of credit facility to satisfy working capital and letter of credit needs during the pendency of its asbestos claims resolution process. See Note 2 to the our Consolidated Financial Statements and the section of this Management's Discussion and Analysis of Financial Condition and Results of Operations entitled "Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd." for additional information.

We issued $172.5 million of convertible debentures in 2005. The debentures bear interest at an annual rate of 3.9375%, and we pay accrued interest on April 15 and October 15 of each year. The debentures will mature on October 15, 2015. The debentures are direct, unsecured and unsubordinated obligations and rank equal in priority with our unsecured and unsubordinated indebtedness and will be senior in right of payment to all subordinated indebtedness. They effectively rank junior to our secured indebtedness to the extent of the value of the assets securing such indebtedness. The debentures do not contain any financial covenants. Holders may convert the debentures into cash and shares of our common stock at an initial conversion rate of 29.5972 shares of common stock per $1,000 principal amount of debentures, which is equal to an initial conversion price of $33.79 per share, subject to adjustment, before the close of business on October 15, 2015. Upon conversion, we would deliver (i) cash equal to the lesser of the aggregate principal amount of the debentures to be converted or our total conversion obligation, and (ii) shares of our common stock in respect of the remainder, if any, of our conversion obligation. Conversion is permitted only under certain circumstances that had not occurred at December 31, 2010.

We used a portion of the net proceeds from the sale of the debentures to enter into call options, i.e., hedge and warrant transactions, which entitle us to purchase shares of our stock from a financial institution at $33.79 per share and entitle the financial institution to purchase shares of our stock from us at $46.78 per share. This will reduce potential dilution to our common stockholders from conversion of the Debentures and have the effect to us of increasing the conversion price of the debentures to $46.78 per share.

Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd.

The historical business operations of GST LLC and Anchor have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets and packing, containing encapsulated asbestos fibers. Anchor is an inactive and insolvent indirect subsidiary of Coltec. The Company's subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers are managed through another Coltec subsidiary, Garrison.

On the Petition Date, GST LLC, Anchor and Garrison filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in Bankruptcy Court. The filings were the initial step in a claims resolution process. The goal of the process is an efficient and permanent resolution of all current and future asbestos claims through court approval of a plan of reorganization, which is expected to establish a trust to which all asbestos claims will be channeled for resolution. GST LLC intends to seek an agreement with asbestos claimants and other creditors on the terms of a plan for the establishment of such a trust and repayment of other creditors in full, or in the absence of such an agreement an order of the Bankruptcy Court confirming such a plan.

Prior to its deconsolidation effective on the Petition Date, GST LLC and its subsidiaries operated as part of the Garlock group of companies within EnPro's Sealing Products segment. GST LLC designs, manufactures and sells sealing products, including metallic, non-metallic and composite material gaskets, rotary seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components, and expansion joints. GST LLC and its subsidiaries operate five primary manufacturing facilities, including GST LLC's operations in Palmyra, New York and Houston, Texas.

Garrison's principal business is to manage the defense of all asbestos-related litigation affecting the Company's subsidiaries, principally GST LLC and Anchor, arising from their sale or use of products or materials containing asbestos, and to manage, bill and collect available insurance proceeds. When it commenced business in 1996, Garrison acquired certain assets of GST LLC and assumed certain liabilities stemming from asbestos-related claims against GST LLC. Garrison is not itself a defendant in asbestos-related litigation and has no direct liability for asbestos-related claims. Rather, it has assumed GST LLC's liability for such claims and agreed to indemnify GST LLC from liability with respect to such claims. Anchor was a distributor of products containing asbestos and was acquired by GST LLC in 1987. Anchor has been inactive and insolvent since 1993.

The financial results of GST and subsidiaries are included in our consolidated results through June 4, 2010, the day prior to the Petition Date. However, U.S. generally accepted accounting principles require that an entity that files for protection under the U.S. Bankruptcy Code, whether solvent or insolvent, whose financial statements were previously consolidated with those of its parent as GST's and its subsidiaries' were with ours generally must be prospectively deconsolidated from the parent and the investment accounted for using the cost method. At deconsolidation, our investment was recorded at its estimated fair value on June 4, 2010, resulting in a gain for reporting purposes. The cost method requires us to present our ownership interests in the net assets of GST at the Petition Date as an investment and not recognize any income or loss from GST and subsidiaries in our results of operations during the reorganization period. Our investment of $236.9 million as of December 31, 2010, is subject to periodic reviews for impairment. When GST emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization. See Note 2 to the Consolidated Financial Statements in this Form 10-K for the condensed financial information of GST and subsidiaries as of and for the year ended December 31, 2010.

Through June 4, 2010, GST's results are included in our segment results in the Sealing Products segment. GST's 2010 pre-bankruptcy revenues of $84.3 million and segment profit of $14.0 million are included in our consolidated financial results for the year ended December 31, 2010.

As a result of the deconsolidation of GST, we conducted an analysis to compare the fair market value of GST to its book value. Information about this analysis is contained in Note 2 to our Consolidated Financial Statements in this Form 10-K. Based on this analysis, we recognized a $54.1 million non-cash pre-tax gain on the deconsolidation of GST. The fair value of GST, net of taxes on the gain on deconsolidation, was recorded at $236.9 million. GST will be presented using the cost method during the reorganization period, and the value is subject to periodic reviews for impairment.

GST's third party sales and operating income from the date of deconsolidation through December 31, 2010 were $104.9 million and $16.5 million, respectively.

In connection with the bankruptcy filing, GST LLC and Garrison entered into a $10,000,000 debtor-in-possession revolving credit and letter of credit facility with Bank of America, N.A. with a maturity date of December 7, 2011. The actual borrowing availability at December 31, 2010, under the facility was $7.3 million after giving consideration to $2.7 million of letters of credit outstanding. We have assessed GST LLC's and Garrison's liquidity position as a result of the bankruptcy filing and believe they can continue to fund their, and their subsidiaries, operating activities and meet their debt and capital requirements for the foreseeable future. However, the ability of GST LLC and Garrison to continue as going concerns is dependent upon their ability to resolve their ultimate asbestos liability in the bankruptcy from their net assets, future profits, cash flow, and available insurance proceeds, whether through the confirmation of a plan of reorganization or otherwise. As a result of the bankruptcy filing and related events, there is no assurance that the carrying amounts of assets will be realized or that liabilities will be liquidated or settled for the amounts recorded. In addition, a plan of reorganization, or rejection thereof, could change the amounts reported in the GST LLC and Garrison financial statements and cause a material change in the carrying amount of our investment. See Note 2 to the Consolidated Financial Statements in this Form 10-K for additional information about GST's bankruptcy proceeding.

Dividends

To date, we have not paid dividends and we do not intend to pay a dividend in the foreseeable future. If availability under our senior secured revolving credit facility falls below $20 million, we would be limited in our ability to pay dividends. As of December 31, 2010, we exceeded this minimum threshold. The indenture that governs the convertible debentures does not restrict us from paying dividends.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures pertaining to contingent assets and liabilities. Note 1, "Overview and Significant Accounting Policies," to the Consolidated Financial Statements describes the significant accounting policies used to prepare the Consolidated Financial Statements. On an ongoing basis we evaluate our estimates, including, but not limited to, those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring, pensions and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from our estimates.

We believe the following accounting policies and estimates are the most critical. Some of them involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Revenue is recognized at the time title and risk of ownership is transferred or when services are rendered. Any shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold.

Asbestos

Through the Petition Date, GST accrued for known and estimated future asbestos claims for subsequent ten year periods and recorded legal fees and expenses only when incurred.

The significant assumptions underlying the material components of the estimated liability included: the number and trend of claims asserted; the mix of alleged diseases or impairment; the trend in the number of claims for malignant cases, primarily mesothelioma; the probability some existing and potential future claims would eventually be dismissed without payment; the estimated amount to be paid per claim; and the timing and impact of large amounts available for the payment of claims from the 524(g) trusts of former defendants in bankruptcy.

With the assistance of Bates White, we periodically reviewed the period over which we could make a reasonable estimate, the assumptions underlying the estimate, the range of reasonably possible potential liabilities and management's estimate of the liability, and adjust the estimate if necessary. Additional discussion is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Asbestos."

Derivative Instruments and Hedging Activities

We have entered into contracts to hedge forecasted transactions occurring at various dates through May 2012 that are denominated in foreign currencies. Most of these contracts are accounted for as cash flow hedges. As a cash flow hedge, the effective portion of the gain or loss on the contracts is reported in other comprehensive income and the ineffective portion is reported in income. Amounts in accumulated other comprehensive income are reclassified into income in the period when the hedged transactions occur.

Pensions and Postretirement Benefits

We and certain of our subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and assumed health care cost trend rates. Assumptions are determined based on data available to us and appropriate market indicators, and are evaluated each year as of the plans' measurement date. A change in any of these assumptions could have a material effect on net periodic pension and postretirement benefit costs reported in the Consolidated Statements of Operations, as well as amounts recognized in the Consolidated Balance Sheets. See Note 14 to the Consolidated Financial Statements for a discussion of pension and postretirement benefits.

Income Taxes

We use the asset and liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 6 to the Consolidated Financial Statements for a discussion of income taxes.

Goodwill and Other Intangible Assets

We do not amortize goodwill, but instead it is subject to annual impairment testing. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step of comparing the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill is required to measure the potential goodwill impairment loss. There are inherent assumptions and estimates used in developing future cash flows which require management to apply judgment to the analysis of intangible asset impairment, including projecting revenues, interest rates, cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments.

Contingencies

General

Various claims, lawsuits and administrative proceedings with respect to commercial, product liability, asbestos and environmental matters, all arising in the ordinary course of business, are pending or threatened against us or our subsidiaries and seek monetary damages and/or other remedies. We believe any liability finally determined with respect to commercial and non-asbestos product liability claims should not have a material effect on our consolidated financial condition, results of operations or cash flows. From time to time, we and our subsidiaries are involved as plaintiffs in legal proceedings involving contract, patent protection, environmental, insurance and other matters.

Environmental

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the U.S. and foreign countries. We take a proactive approach in our efforts to comply with environmental, health and safety laws as they relate to our manufacturing operations and in proposing and implementing any remedial plans that may be necessary. We also regularly conduct comprehensive environmental, health and safety audits at our facilities to maintain compliance and improve operational efficiency.

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one of our subsidiaries have been named as a potentially responsible party, or are otherwise involved, at 17 sites where the costs to us are expected to exceed $100,000. Investigations have been completed for 13 sites and are in progress at the other four sites. The majority of these sites relate to remedial actions at former operating facilities that were sold or closed and primarily deal with soil and groundwater contamination.

As of December 31, 2010 and 2009, EnPro had accrued liabilities of $14.7 million and $20.5 million, respectively, for estimated future expenditures relating to environmental contingencies. See Note 19 to the Consolidated Financial Statements for additional information regarding our environmental contingencies.

Colt Firearms and Central Moloney

We have contingent liabilities related to divested businesses for which certain of our subsidiaries retained liability or are obligated under indemnity agreements. These contingent liabilities include, but are not limited to, potential product liability and associated claims related to firearms manufactured prior to March 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to May 1994 by Central Moloney, another former Coltec operation. Coltec has ongoing obligations, which are included in retained liabilities of previously owned businesses in our Consolidated Balance Sheets, with regard to workers' compensation, retiree medical and other retiree benefit matters in connection with Coltec's periods of ownership of these operations.

Crucible Materials Corporation

Crucible Materials Corporation ("Crucible"), which was engaged primarily in the manufacture and distribution of high technology specialty metal products, was a wholly owned subsidiary of Coltec until 1985 when a majority of the outstanding shares were sold. Coltec divested its remaining minority interest in 2004. Crucible filed for Chapter 11 bankruptcy protection in May 2009 and is no longer conducting any operations. See Note 19 to the Consolidated Financial Statements for information about certain liabilities relating to Coltec's ownership of Crucible.

Subsidiary Bankruptcy

Three of our subsidiaries filed voluntary Chapter 11 bankruptcy petitions on the Petition Date as a result of tens of thousands of pending and expected future asbestos personal injury claims. The filings were the initial step in a claims resolution process. The goal of the process is an efficient and permanent resolution of all pending and future asbestos claims through court approval of a plan of reorganization that will establish a trust to which all asbestos claims will be channeled for resolution and payment. See the additional information provided earlier under the heading "Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd.", the discussion under the heading "Asbestos" below and Notes 2 and 19 to our Consolidated Financial Statements. This process presents a number of risks and uncertainties many of which are described in Item 1A – "Risk Factors".

Asbestos

Background on Asbestos-Related Litigation and Recent Developments. The historical business operations of GST LLC and Anchor have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged that exposure to asbestos fibers in products produced or sold by GST LLC or Anchor, together with products produced and sold by numerous other companies, contributed to the bodily injuries or deaths of such plaintiffs. Those subsidiaries manufactured and/or sold industrial sealing products that contained encapsulated asbestos fibers. Our subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers have been managed through Garrison.

On the Petition Date, GST LLC, Garrison and Anchor filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte. See above under the heading "Subsidiary Bankruptcy" and Notes 2 and 19 to our Consolidated Financial Statements for more information about this bankruptcy filing and its impact.

GST LLC and Anchor have been among a large number of defendants in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the many products at issue in these actions are industrial sealing products, including gaskets and packing. The damages claimed have varied from action to action, and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither GST LLC nor Anchor has been required to pay any punitive damage awards. Since the first asbestos-related lawsuits were filed against GST LLC in 1975, GST LLC and Anchor have processed more than 900,000 asbestos claims to conclusion (including judgments, settlements and dismissals) and, together with their insurers, have paid over $1.4 billion in settlements and judgments and have incurred over $400 million in fees and expenses.

Beginning in 2000, the top-tier asbestos defendants—companies that paid most of the plaintiffs' damages because they produced and sold huge quantities of highly friable asbestos products—sought bankruptcy protection and stopped paying asbestos claims in the tort system. The bankruptcies of many additional producers of friable asbestos products followed. The plaintiffs could no longer pursue actions against these large defendants during the pendency of their bankruptcy proceedings, even though these defendants had historically been determined to be the largest contributors to asbestos-related injuries. Many plaintiffs pursued GST LLC in civil court actions to recover compensation formerly paid by top-tier bankrupt companies under state law principles of joint and several liability and began identifying GST LLC's non-friable sealing products as a primary cause of their asbestos diseases while generally denying exposure to the friable products of companies in bankruptcy. GST LLC believes this targeting strategy effectively shifted damages caused by top-tier defendants that produced friable asbestos products to GST LLC, thereby materially increasing GST LLC's cost of defending and resolving claims.

Almost all of the top-tier defendants that sought bankruptcy relief in the early 2000s have now emerged, or are positioning to emerge, from bankruptcy. Their asbestos liabilities have been assumed by wealthy 524(g) trusts created in the bankruptcies with assets contributed by the emerging former defendants and their affiliates. With the emergence of these companies from bankruptcy, many plaintiffs will seek compensation from the 524(g) trusts. These trusts have aggregate assets exceeding $20 billion specifically set aside to compensate individuals with asbestos diseases caused by the friable products of those defendants. We believe that as billions of dollars of 524(g) trust assets continue to become available to claimants, defendants will obtain significant reductions in their costs to defend and resolve claims. As of the Petition Date, however, the establishment of these 524(g) trusts had taken longer than anticipated and the trusts had a significant backlog of claims that accumulated while the trusts were being established. Additionally, procedures adopted for the submissions of asbestos claims in bankruptcy cases and against 524(g) trusts made it difficult for GST LLC and other tort-system co-defendants to gain access to information about claims made against bankrupt defendants or the accompanying evidence of exposure to the asbestos-containing products of such bankrupt defendants. We believe that these procedures enable claimants to "double dip" — by collecting payments from defendants in the tort system for injuries caused by the former top-tier defendants while also collecting substantial additional amounts from 524(g) trusts established by those former defendants to pay asbestos claims. Because of these factors, while several 524(g) trusts had begun making substantial payments to claimants prior to the Petition Date, GST LLC had not yet experienced a significant reduction in damages being sought from GST LLC.

In light of GST LLC's experience that (a) its cost of defending and resolving claims had not yet declined as anticipated although 524(g) trusts had begun making substantial payments to claimants, and (b) new mesothelioma claims filings against it in recent years had not declined at a rate similar to the rate of decline in disease incidence, GST initiated the Chapter 11 proceedings as a means to determine and comprehensively resolve their asbestos liability.

During the pendency of the Chapter 11 proceedings certain actions proposed to be taken by GST LLC, Garrison and Anchor not in the ordinary course of business will be subject to approval by the Bankruptcy Court. As a result, during the pendency of these proceedings, we will not have exclusive control over these companies. Accordingly, under generally accepted accounting principles, our investment in GST was deconsolidated from our financial results beginning on the Petition Date. As a result, our financial results for the year ended December 31, 2010, which include the results from GST only through the Petition Date, may not be comparable to those of prior year periods.

Much of the remaining portion of this section updates information about our subsidiaries' asbestos claims management experience through and until the Petition Date. See Note 19 to our consolidated financial statements for additional information about claims mix, product defenses, recent trial results and appeals.

Insurance Coverage. At December 31, 2010, we had $167.2 million of insurance coverage that we believe is available to cover current and future asbestos claims against GST LLC and certain expense payments. GST has collected insurance payments totaling $23.3 million since the Petition Date. In addition, at the Petition Date, we had classified $4.2 million of otherwise available insurance as insolvent.

See Note 19 to our consolidated financial statements for additional information about the quality of these insurance and trust assets.

Liability Estimate. Prior to mid-2004, we maintained that our subsidiaries' liability for unasserted claims was not reasonably estimable. We estimated and recorded liabilities only for pending claims in advanced stages of processing, for which we believed we had a basis for making a reasonable estimate. We disclosed the significance of the total potential liability for unasserted claims in considerable detail. During 2004, we authorized counsel to retain Bates White, a recognized expert, to assist in estimating our subsidiaries' liability for pending and future asbestos claims. We have updated our estimate of the subsidiary liability regularly.

In 2010 prior to the Petition Date, we recorded a pre-tax charge of $23.3 million in connection with the update of GST LLC's asbestos liability. The charge reflects $13.8 million of fees and expenses paid during the period and a $9.5 million non-cash charge. In 2009, we recorded a pre-tax charge of $135.5 million to reflect cash outlays of $29.3 million for fees and expenses and a $106.2 million non-cash charge.

See Note 19 to the Consolidated Financial Statements for additional information about our liability estimate.

Quantitative Claims and Insurance Information. Our recorded asbestos liability at the Petition Date was $472.1 million. As of the Petition Date, we had remaining insurance and trust coverage of $192.4 million. Included was $156.3 million in insured claims and expenses that our subsidiaries have paid out in excess of amounts recovered from insurance. These amounts are recoverable under the terms of our insurance policies, subject to potential competing claims of other covered subsidiaries, and have been billed to the insurance carriers. See Note 19 to our Consolidated Financial Statements for a table that quantitatively depicts the asbestos-related cash flows and the amount that we expect to be available from insurance and Note 2 to our Consolidated Financial Statements for condensed combined financial data of GST LLC and Garrison.

Strategy. Prior to the Petition Date, GST's asbestos claims management strategy was to focus on trial-listed cases, pursue training initiatives and research projects to improve its defense at trial, aggressively negotiate reduced settlement commitments and payments each year, carefully manage and maximize collections from a declining pool of available insurance coverage, and proactively support efforts to achieve meaningful asbestos reform.

Off Balance Sheet Arrangements

Lease Agreements

We have a number of operating leases primarily for real estate, equipment and vehicles. Operating lease arrangements are generally utilized to secure the use of assets from time to time if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. As of December 31, 2010, approximately $48.2 million of future minimum lease payments were outstanding under these agreements. See Note 19, "Commitments and Contingencies – Other Commitments," to the Consolidated Financial Statements for additional disclosure.

Contractual Obligations

A summary of our contractual obligations and commitments at December 31, 2010, is as follows:

Contractual Obligations	Payments Due by Period (in millions)				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 172.5	$ -	$ -	$172.5	$ -
Notes payable to GST	227.2	-	-	-	227.2
Interest on long-term debt	33.1	6.8	13.6	12.7	-
Interest on notes payable to GST	56.6	8.4	18.0	19.7	10.5
Operating leases	48.2	10.0	17.2	13.3	7.7
Other long-term liabilities	26.3	2.7	4.1	3.7	15.8
Total	$ 563.9	$ 27.9	$ 52.9	$221.9	$ 261.2

Payment for long-term debt may be accelerated under certain circumstances because the convertible debentures due in 2015 may be converted earlier, requiring payment of the principal amount thereof in cash. In the event of an early conversion, we believe we would refinance the convertible debentures with an unsecured public debt offering or with other funding available at the time. The payments for long-term debt shown in the table above reflect the contractual principal amount for the convertible debentures. In our Consolidated Balance Sheet, this amount is shown net of a debt discount pursuant to the applicable accounting rules. Additional discussion regarding the convertible debentures is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Liquidity and Capital Resources – Capital Resources," and in Note 11 to the Consolidated Financial Statements. The interest on long-term debt represents the contractual interest coupon. It does not include the debt discount accretion that will also be a component of interest expense.

The notes payable to GST LLC bear interest at 11% per annum, of which 6.5% is payable in cash and 4.5% is added to the principal amount as payment-in-kind ("PIK") interest. If GST LLC is unable to pay ordinary course operating expenses, under certain conditions, GST LLC can require the Company to pay in cash the accrued PIK interest necessary to meet such ordinary course operating expenses, subject to a cap of 1% of the principal balance of each note in any calendar month and 4.5% of the principal balance of each note in any year. The interest due under the notes payable to GST LLC may be satisfied through offsets of amounts due under intercompany services agreements pursuant to which the Company provides certain corporate services and insurance coverages to GST LLC, makes advances to third party providers related to payroll and certain benefit plans sponsored by GST LLC, and permits employees of GST LLC to participate in certain of the Company's benefit plans.

Payments for other long-term liabilities are estimates of amounts to be paid for environmental and retained liabilities of previously owned businesses included in the Consolidated Balance Sheets at December 31, 2010. These estimated payments are based on information currently known to us. However, it is possible that these estimates will vary from actual results if new information becomes available in the future or if there are changes in the facts and circumstances related to these liabilities. Additional discussion regarding these liabilities is included earlier in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Environmental, Contingencies – Colt Firearms and Central Moloney," "Contingencies – Crucible Materials Corporation," and in Note 19 to the Consolidated Financial Statements.

At December 31, 2010, we had a $2.4 million reserve for unrecognized tax benefits which is not reflected in the table above. Substantially all of this tax reserve is classified in prepaid expenses and other current assets in our Consolidated Balance Sheet. The table also does not include obligations under our pension and postretirement benefit plans, which are included in Note 14 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates and interest rates that could impact our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through normal operating and financing activities and through the use of derivative financial instruments. We intend to use derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

We are exposed to interest rate risk as a result of our outstanding debt obligations. The table below provides information about our debt obligations as of December 31, 2010. The table represents principal cash flows (in millions) and related weighted average interest rates by expected (contractual) maturity dates.

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Fixed rate debt	$ -	$ -	$ -	$ -	$172.5	$227.2	$399.7	$476.4
Average interest rate	-%	-%	-%	-%	3.9%	11%	7.9%	

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on our foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to control our exposure to these risks through our normal operating activities and, where appropriate, through foreign currency forward or option contracts. The following table provides information about our outstanding foreign currency forward and option contracts as of December 31, 2010.

Transaction Type	Notional Amount Outstanding in Millions of U.S. Dollars (USD)	Maturity Dates	Exchange Rate Ranges
Forward Contracts			
Buy euro/sell USD	$ 29.3	Jan 2011 – May 2012	1.225 to 1.407 USD/euro
Sell British pound/buy euro	19.0	Jan 2011 – Dec 2011	0.862 pound/euro
Sell British pound/buy Australian dollar	18.6	Jan 2011	1.526 Australian dollar/pound
Buy USD/sell euro	12.5	Jan 2011 – Dec 2011	1.224 to 1.406 USD/euro
Sell USD/buy Canadian dollar	3.5	Jan 2011 – Dec 2011	1.018 to 1.049 Canadian dollar/USD
Buy USD/sell Canadian dollar	3.5	Jan 2011 – Dec 2011	1.018 to 1.049 Canadian dollar/USD
Sell USD/buy Australian dollar	2.7	Jan 2011 – Dec 2011	0.793 to 0.945 USD/Australian dollar
Buy USD/sell Australian dollar	2.7	Jan 2011 – Dec 2011	0.793 to 0.945 USD/Australian dollar
Sell Mexican peso/buy USD	1.5	Jan 2011 – Dec 2011	12.630 to 13.351 peso/USD
Buy Mexican peso/sell USD	1.5	Jan 2011 – Dec 2011	12.630 to 13.351 peso/USD
Buy British pound/sell euro	1.2	Jan 2011 – Dec 2011	0.814 to 0.898 pound/euro
Buy Mexican peso/sell British pound	1.1	Jan 2011	19.141 peso/pound
Sell British pound/buy Swiss franc	0.6	Jan 2011	1.449 franc/pound
	97.7		
Option Contracts			
Buy Brazilian real/sell USD	8.5	May 2011 – Nov 2011	1.735 real/USD
Sell Brazilian real/buy USD	6.5	May 2011 – Nov 2011	2.18 to 2.39 real/USD
	15.0		
	$ 112.7		

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ENPRO INDUSTRIES, INC.
Index to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The purpose of our disclosure controls and procedures is to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, including this report, is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to our management to allow timely decisions regarding disclosure.

Management does not expect our disclosure controls and procedures or internal controls to prevent all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with polices or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on the controls evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified, and that management will be timely alerted to material information required to be included in our periodic reports filed with the Securities and Exchange Commission.

In addition, no change in our internal control over financial reporting has occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. However, the assessment did not include the following operations we acquired within the past year, none of which, individually or in the aggregate, would be considered significant under Rule 1-02(w) of Regulation S-X of the SEC: CC Technology, Progressive Equipment, Inc., Premier Lubrication Systems, Inc., and Hydrodyne. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we have concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our directors and officers appearing under the captions "Election of Directors," "Legal Proceedings," "Corporate Governance Policies and Practices," and information under the caption "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2011 annual meeting of shareholders is incorporated herein by reference.

We have adopted a written code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code is available on our Internet site at www.enproindustries.com. We intend to disclose on our Internet site any substantive changes to the Code and any waivers granted under the Code to the specified officers.

ITEM 11. EXECUTIVE COMPENSATION

A description of the compensation of our executive officers is set forth under the caption "Executive Compensation" in our definitive proxy statement for the 2011 annual meeting of shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership data appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2011 annual meeting of shareholders is incorporated herein by reference.

The table below contains information as of December 31, 2010, with respect to our Amended and Restated 2002 Equity Compensation Plan, the only compensation plan or arrangement (other than our tax-qualified plans) under which we have options, warrants or rights to receive equity securities authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	956,445 (1)	$17.99 (2)	1,161,084
Equity compensation plans not approved by security holders	--	--	--
Total	956,445 (1)	$ 17.99 (2)	1,161,084

(1) Includes shares issuable under restricted share unit awards and performance shares awarded under our Amended and Restated 2002 Equity Compensation Plan at the level paid for the 2008 – 2010 performance cycle and the maximum levels payable for subsequent performance cycles.

(2) The weighted average exercise price does not take into account awards of performance shares, phantom shares or restricted share units. Information with respect to these awards is incorporated by reference to the information appearing under the captions "Corporate Governance Policies and Practices – Director Compensation" and "Executive Compensation – Grants of Plan Based Awards – LTIP Awards" in our definitive proxy statement for the 2011 annual meeting of shareholders.

Information concerning the inducement awards granted in 2008 to our Chief Executive Officer outside of our Amended and Restated 2002 Equity Compensation Plan is incorporated by reference to the information appearing under the caption "Executive Compensation – Employment Agreement" in our definitive proxy statement for the 2011 annual meeting of shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors is set forth under the caption "Corporate Governance Policies and Practices – Director Independence" in our definitive proxy statement for the 2011 annual meeting of shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under the caption "Independent Registered Public Accounting Firm" in our definitive proxy statement for the 2011 annual meeting of shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

The financial statements filed as part of this report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

2. Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2010, 2009 and 2008 appears on page 103.

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the Consolidated Financial Statements or notes thereto.

3. Exhibits

The exhibits to this report on Form 10-K are listed in the Exhibit Index appearing on pages 48 to 52.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, North Carolina on this 15th day of March, 2011.

ENPRO INDUSTRIES, INC.

Date: March 15, 2011

By: /s/ Richard L. Magee
Richard L. Magee
Senior Vice President, General Counsel and Secretary

By: /s/ William Dries
William Dries
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney-in-fact, on behalf of the registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Stephen E. Macadam Stephen E. Macadam	President and Chief Executive Officer (Principal Executive Officer) and Director	March 15, 2011
/s/ William R. Holland William R. Holland*	Chairman of the Board and Director	March 15, 2011
/s/ J. P. Bolduc J. P. Bolduc*	Director	March 15, 2011
/s/ Peter C. Browning Peter C. Browning*	Director	March 15, 2011
/s/ Diane C. Creel Diane C. Creel*	Director	March 15, 2011
/s/ Don DeFossett Don DeFossett*	Director	March 15, 2011
/s/ Gordon D. Harnett Gordon D. Harnett*	Director	March 15, 2011
/s/ David L. Hauser David L. Hauser*	Director	March 15, 2011
/s/ Wilbur J. Prezzano, Jr. Wilbur J. Prezzano, Jr.*	Director	March 15, 2011

* By: /s/ Richard L. Magee
Richard L. Magee, Attorney-in-Fact

EXHIBIT INDEX

2.1	Purchase Agreement dated as of December 18, 2009 among EnPro Industries, Inc., Coltec Industries Inc, Fulcrum Acquisition LLC and Atlas Copco (China) Investment Company Ltd. (incorporated by reference to Exhibit 10.1 to the Form 8-K of EnPro Industries, Inc. on December 21, 2009 (File No. 001-31225))
3.1	Restated Articles of Incorporation of EnPro Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-Q for the period ended June 30, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))
3.2	Amended Bylaws of EnPro Industries, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K dated December 12, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))
4.1	Form of certificate representing shares of common stock, par value $0.01 per share, of EnPro Industries, Inc. (incorporated by reference to Amendment No. 4 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))
4.2	Rights Agreement between EnPro Industries, Inc. and The Bank of New York, as rights agent (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed by EnPro Industries, Inc., the EnPro Industries, Inc. Retirement Savings Plan for Hourly Workers and the EnPro Industries, Inc. Retirement Savings Plan for Salaried Workers (File No. 333-89576))
4.5	Indenture dated as of October 26, 2005 between EnPro Industries, Inc. and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K dated October 26, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.1	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.5 to Amendment No. 3 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))
10.2+	EnPro Industries, Inc. 2002 Equity Compensation Plan (2009 Amendment and Restatement) (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed on March 24, 2009 by EnPro Industries, Inc. (File No. 001-31225))
10.3+	EnPro Industries, Inc. Senior Executive Annual Performance Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A dated March 22, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))
10.4+	EnPro Industries, Inc. Long-Term Incentive Plan (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A dated March 22, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))
10.5+	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))
10.6+	Form of EnPro Industries, Inc. Phantom Share Award Grant for Outside Directors (2005 Amendment and Restatement) (incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended December 31, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))

10.7+ Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K dated February 14, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.8+ Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K dated April 29, 2009 filed by EnPro Industries, Inc. (File No. 001-31225))

10.9+ Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.9 to the Form 10-K for the year ended December 31, 2009 filed by EnPro Industries, Inc. (File No. 001-31225)).

10.10+ EnPro Industries, Inc. Defined Benefit Restoration Plan (amended and restated effective as of January 1, 2007) (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 2006 filed by EnPro Industries, Inc. (File No. 001-31225))

10.11+ EnPro Industries, Inc. Deferred Compensation Plan (as amended and restated effective October 27, 2009) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2009 filed by EnPro Industries, Inc. (File No. 001-31225)).

10.12+ EnPro Industries, Inc. Deferred Compensation Plan for Non-Employee Directors (as amended and restated effective February 12, 2008) (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended March 31, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.13+ EnPro Industries, Inc. Outside Directors' Phantom Share Plan (incorporated by reference to Exhibit 10.14 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.14 Amended and Restated Loan and Security Agreement, dated April 26, 2006 by and among Coltec Industries Inc, Coltec Industrial Products LLC, Garlock Sealing Technologies LLC, GGB LLC, Corrosion Control Corporation and Stemco LP, as Borrowers; EnPro Industries, Inc., as Parent; QFM Sales and Services, Inc., Coltec International Services Co, Garrison Litigation Management Group, Ltd., GGB, Inc., Garlock International Inc, Stemco Delaware LP, Stemco Holdings, Inc., Stemco Holdings Delaware, Inc. and Garlock Overseas Corporation, as Subsidiary Guarantors; the various financial institutions listed on the signature pages thereof, as Lenders; Bank of America, N.A., as Agent and Issuing Bank; and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.1 to the Form 8-K dated April 26, 2006 filed by EnPro Industries, Inc. (File No. 001-31225))

10.15 Fifth Amendment to Amended and Restated Loan and Security Agreement and Amendment to Other Loan Documents dated as of June 4, 2010, by and among Coltec Industries Inc, Coltec Industrial Products LLC, Garlock Sealing Technologies LLC, GGB LLC, Corrosion Control Corporation, Stemco LP and V.W. Kaiser Engineering, Incorporated, as borrowers; EnPro Industries, Inc., QFM Sales and Services, Inc., Coltec International Services Co., Garrison Litigation Management Group, Ltd., GGB, Inc., Garlock International Inc., Garlock Overseas Corporation, Stemco Holdings, Inc., Compressor Products Holdings, Inc., and Compressor Services Holdings, Inc., as guarantors; Bank of America, N.A., as agent; and the lenders signatory thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K dated June 7, 2010 filed by EnPro Industries, Inc. (File No. 001-31225))

10.16+ Executive Employment Agreement dated March 10, 2008 between EnPro Industries, Inc. and Stephen E. Macadam (incorporated by reference to Exhibit 10.1 to the Form 8-K dated March 10, 2008 filed by EnPro Industries, Inc., (File No. 001-31225))

10.17+ Amendment to Executive Employment Agreement dated as of August 4, 2010 between EnPro Industries, Inc. and Stephen E. Macadam incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended September 30, 2010 filed by EnPro Industries, Inc., (File No. 001-31225))

10.18+ Management Continuity Agreement dated as of April 14, 2008 between EnPro Industries, Inc. and Stephen E. Macadam (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.19+ Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.23 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.20+ Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.21+ Management Continuity Agreement dated as of January 30, 2006 between EnPro Industries, Inc. and J. Milton Childress II (incorporated by reference to Exhibit 10.28 to the Form 10-K for the year ended December 31, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))

10.22+ Management Continuity Agreement dated as of February 11, 2009 between EnPro Industries, Inc. and Orville G. Lunking (incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended December 31, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.23+ Management Continuity Agreement dated May 21, 2008 between EnPro Industries, Inc. and Robert P. McKinney (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended March 31, 2010 filed by EnPro Industries, Inc. (File No. 001-31225))

10.24+ Management Continuity Agreement dated as of August 25, 2008 between EnPro Industries, Inc. and Dale A. Herold (incorporated by reference to Exhibit 10.21 to the Form 10-K for the year ended December 31, 2009 filed by EnPro Industries, Inc. (File No. 001-31225))

10.25+ Management Continuity Agreement dated as of October 27, 2009 between EnPro Industries, Inc. and Kenneth Walker (incorporated by reference to Exhibit 10.22 to the Form 10-K for the year ended December 31, 2009 filed by EnPro Industries, Inc. (File No. 001-31225))

10.26+ Management Continuity Agreement dated as of May 5, 2010 between EnPro Industries, Inc. and Robert S. McLean (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended June 30, 2010 filed by EnPro Industries, Inc. (File No. 001-31225))

10.27+ Management Continuity Agreement dated as of September 1, 2007 between EnPro Industries, Inc. and Donald G. Pomeroy II (incorporated by reference to Exhibit 10.1 to the Form 8-K dated August 17, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))

10.28+ Death Benefits Agreement dated as of December 12, 2002 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.31 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.29+ Death Benefits Agreement dated as of December 12, 2002 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.33 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.30+ Supplemental Retirement and Death Benefits Agreement dated as of November 8, 2005 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended September 30, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))

10.31+ Amendment to Supplemental Retirement and Death Benefits Agreement dated as of December 11, 2009 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.1 to the Form 8-K dated December 15, 2009 filed by EnPro Industries, Inc. (File No. 001-31225))

10.32+ Supplemental Retirement and Death Benefits Agreement dated as of November 8, 2005 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended September 30, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))

10.33+ Amendment to Supplemental Retirement and Death Benefits Agreement dated as of December 11, 2009 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 15, 2009 filed by EnPro Industries, Inc. (File No. 001-31225))

10.34+*EnPro Industries, Inc. Senior Officer Severance Plan (effective as of August 4, 2010)

10.35 Variable Term Accelerated Share Repurchase Transaction dated March 3, 2008 between EnPro Industries, Inc. and Credit Suisse International (incorporated by reference to Exhibit 10.1 to the Form 8-K dated March 3, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.36 Settlement Agreement dated as of April 11, 2008 among EnPro Industries, Inc. and Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC, Warren G. Lichtenstein, James R. Henderson, John J. Quicke, Kevin C. King, Don DeFosset and Delyle Bloomquist (incorporated by reference to Exhibit 10.1 to the Form 8-K dated April 11, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.37+*Summary of Executive and Director Compensation Arrangements

10.38 Letter agreement dated December 16, 2008 by and among Coltec Industries Inc, Coltec Industrial Products LLC, Garlock Sealing Technologies LLC, GGB LLC, Corrosion Control Corporation, Stemco LP and V.W. Kaiser Engineering, Incorporated, as Borrowers; EnPro Industries, Inc., QFM Sales and Services, Inc., Coltec International Services Co., Garrison Litigation Management Group, Ltd., GGB, Inc., Garlock International Inc., Garlock Overseas Corporation, Stemco Holdings, Inc., Compressor Products Holdings, Inc. and Compressor Services Holdings, Inc., as Guarantors; the various financial institutions listed on the signature pages thereof, as Lenders; and Bank of America, N.A., in its capacity as a Lender and as collateral and administrative agent for Lenders, which letter agreement includes amendments to the Amended and Restated Loan and Security Agreement dated April 26, 2006 (incorporated by reference to Exhibit 10.28 to the Form 10-K for the year ended December 31, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

21*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Bates White, LLC
24.1*	Power of Attorney from J. P. Bolduc
24.2*	Power of Attorney from Peter C. Browning
24.3*	Power of Attorney from Diane C. Creel
24.4*	Power of Attorney from Gordon D. Harnett
24.5*	Power of Attorney from David L. Hauser
24.6*	Power of Attorney from William R. Holland
24.7*	Power of Attorney from Wilbur J. Prezzano, Jr.
24.8*	Power of Attorney from Don DeFosset
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
32*	Certification pursuant to Section 1350

---

* Items marked with an asterisk are filed herewith.

+ Management contract or compensatory plan required to be filed under Item 15(c) of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of EnPro Industries, Inc.:

In our opinion, the consolidated financial statements, listed in the index appearing under Item 8 of the Form 10-K, present fairly, in all material respects, the financial position of EnPro Industries, Inc. and its consolidated subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 8 of the Form 10-K presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 15, 2011

PART I. FINANCIAL INFORMATION
ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010, 2009 and 2008
(in millions, except per share data)

	2010	2009	2008
Net sales	$ 865.0	$ 803.0	$ 993.8
Cost of sales	541.0	523.8	635.4
Gross profit	324.0	279.2	358.4
Operating expenses:			
Selling, general and administrative expenses	242.9	224.3	241.6
Asbestos-related expenses	23.3	135.5	52.1
Goodwill impairment charge	-	113.1	-
Other operating expense (income), net	3.4	10.5	(0.3)
	269.6	483.4	293.4
Operating income (loss)	54.4	(204.2)	65.0
Interest expense	(27.5)	(12.3)	(12.7)
Interest income	1.6	0.9	2.7
Gain on deconsolidation of GST	54.1	-	-
Other income (expense), net	-	17.4	(5.4)
Income (loss) from continuing operations before income taxes	82.6	(198.2)	49.6
Income tax benefit (expense)	(21.3)	54.6	(16.8)
Income (loss) from continuing operations	61.3	(143.6)	32.8
Income from discontinued operations, net of taxes	94.1	4.3	17.8
Net income (loss)	$ 155.4	$ (139.3)	$ 50.6
Basic earnings (loss) per share:			
Continuing operations	$ 3.01	$ (7.19)	$ 1.62
Discontinued operations	4.63	0.22	0.88
Net income (loss) per share	$ 7.64	$ (6.97)	$ 2.50
Diluted earnings (loss) per share:			
Continuing operations	$ 2.96	$ (7.19)	$ 1.56
Discontinued operations	4.55	0.22	0.84
Net income (loss) per share	$ 7.51	$ (6.97)	$ 2.40

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(in millions)

	2010	2009	2008
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income (loss)	$ 155.4	$ (139.3)	$ 50.6
Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of taxes	(94.1)	(4.3)	(17.8)
Taxes related to sale of discontinued operations	(50.9)	-	-
Gain on deconsolidation of GST, net of taxes	(33.8)	-	-
Depreciation	23.3	27.0	26.7
Amortization	16.3	13.3	13.4
Accretion of debt discount	5.8	5.2	4.7
Goodwill impairment charge	-	113.1	-
Deferred income taxes	(2.4)	(67.7)	(0.2)
Stock-based compensation	6.9	1.8	3.9
Excess tax benefits from stock-based compensation	(0.8)	-	(0.8)
Loss (gain) on sale of assets, net	-	0.3	(2.4)
Change in assets and liabilities, net of effects of acquisitions and deconsolidation of businesses:			
Asbestos liabilities, net of insurance receivables	26.0	95.6	15.2
Accounts and notes receivable	(43.9)	29.5	10.4
Inventories	5.2	(8.4)	(11.2)
Accounts payable	2.1	(0.2)	(14.5)
Other current assets and liabilities	12.6	(3.5)	(4.8)
Other noncurrent assets and liabilities	5.8	(3.4)	4.3
Net cash provided by operating activities of continuing operations	33.5	59.0	77.5
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Purchases of property, plant and equipment	(21.9)	(22.1)	(44.8)
Proceeds from sales of assets	0.1	0.3	4.2
Proceeds from liquidation of investments	-	7.4	10.5
Divestiture of business	189.1	-	-
Deconsolidation of GST	(29.5)	-	-
Acquisitions, net of cash acquired	(25.9)	(51.1)	(33.0)
Other	-	(0.8)	4.6
Net cash provided by (used in) investing activities of continuing operations	111.9	(66.3)	(58.5)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Repayments of short-term borrowings	(6.1)	-	-
Repayments of debt	(0.1)	(9.9)	(3.7)
Common stock repurchases	-	-	(69.2)
Proceeds from issuance of common stock	0.8	0.4	0.4
Excess tax benefits from stock-based compensation	0.8	-	0.8
Net cash used in financing activities of continuing operations	(4.6)	(9.5)	(71.7)

	2010	2009	2008
CASH FLOWS OF DISCONTINUED OPERATIONS			
Operating cash flows	1.9	18.1	20.7
Investing cash flows	(0.1)	(2.7)	(14.7)
Financing cash flows	-	-	(0.4)
Net cash provided by discontinued operations	1.8	15.4	5.6
Effect of exchange rate changes on cash and cash equivalents	(0.2)	1.9	(5.8)
Net increase (decrease) in cash and cash equivalents	142.4	0.5	(52.9)
Cash and cash equivalents at beginning of year	76.8	76.3	129.2
Cash and cash equivalents at end of year	$ 219.2	$ 76.8	$ 76.3
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 7.2	$ 7.4	$ 8.0
Income taxes	$ 56.5	$ 13.2	$ 37.0
Asbestos-related claims and expenses, net of insurance recoveries	$ 3.8	$ 39.8	$ 37.0

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(in millions, except share amounts)

	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 219.2	$ 76.8
Accounts and notes receivable, less allowance for doubtful accounts of $3.6 in 2010 and $4.2 in 2009	142.1	112.7
Asbestos insurance receivable	-	67.2
Inventories	77.0	86.1
Prepaid expenses and other current assets	38.6	52.2
Assets of discontinued operations	-	57.5
Total current assets	476.9	452.5
Property, plant and equipment	140.2	185.4
Goodwill	112.1	125.7
Other intangible assets	115.1	116.0
Investment in GST	236.9	-
Asbestos insurance receivable	-	171.4
Deferred income taxes	20.5	119.9
Other assets	46.6	50.3
Total assets	$ 1,148.3	$ 1,221.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings from GST	$ 22.1	$ -
Current maturities of long-term debt	-	0.1
Accounts payable	57.5	56.5
Asbestos liability	-	85.4
Accrued interest payable	26.3	1.4
Other accrued expenses	74.0	70.3
Liabilities of discontinued operations	-	16.2
Total current liabilities	179.9	229.9
Long-term debt	135.8	130.3
Notes payable to GST	227.2	-
Asbestos liability	-	406.9
Pension liability	84.1	84.8
Other liabilities	44.9	57.7
Total liabilities	671.9	909.6
Commitments and contingencies		
Shareholders' equity		
Common stock - $.01 par value; 100,000,000 shares authorized; issued 20,641,804 shares at December 31, 2010 and 20,365,596 shares at December 31, 2009	0.2	0.2
Additional paid-in capital	411.3	402.7
Retained earnings (accumulated deficit)	60.7	(94.7)
Accumulated other comprehensive income	5.6	4.8
Common stock held in treasury, at cost – 209,063 shares at December 31, 2010 and 211,860 shares at December 31, 2009	(1.4)	(1.4)
Total shareholders' equity	476.4	311.6
Total liabilities and shareholders' equity	$ 1,148.3	$ 1,221.2

See notes to Consolidated Financial Statements.

ENPRO INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2010, 2009 and 2008
(dollars and shares in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2007	21.4	$ 0.2	$ 464.4	$ (6.0)	$ 49.9	$ (1.5)	$ 507.0
Net income	-	-	-	50.6	-	-	50.6
Other comprehensive income:							
Cumulative translation adjustment	-	-	-	-	(31.6)	-	(31.6)
Pension and other postretirement benefit plans	-	-	-	-	(35.6)	-	(35.6)
Loss on cash flow hedges	-	-	-	-	(0.1)	-	(0.1)
Total comprehensive loss							(16.7)
Common stock repurchases	(1.9)	-	(69.2)	-	-	-	(69.2)
Exercise of stock options and other incentive plan activity	0.3	-	5.0	-	-	-	5.0
Balance, December 31, 2008	19.8	0.2	400.2	44.6	(17.4)	(1.5)	426.1
Net loss	-	-	-	(139.3)	-	-	(139.3)
Other comprehensive income:							
Cumulative translation adjustment	-	-	-	-	15.6	-	15.6
Pension and other postretirement benefit plans	-	-	-	-	6.6	-	6.6
Total comprehensive loss							(117.1)
Exercise of stock options and other incentive plan activity	0.4	-	2.5	-	-	0.1	2.6
Balance, December 31, 2009	20.2	0.2	402.7	(94.7)	4.8	(1.4)	311.6
Net income	-	-	-	155.4	-	-	155.4
Other comprehensive income:							
Cumulative translation adjustment	-	-	-	-	(8.5)	-	(8.5)
Pension and other postretirement benefit plans	-	-	-	-	10.8	-	10.8
Loss on cash flow hedges	-	-	-	-	(1.5)	-	(1.5)
Total comprehensive income							156.2
Exercise of stock options and other incentive plan activity	0.2	-	8.6	-	-	-	8.6
Balance, December 31, 2010	20.4	$ 0.2	$ 411.3	$ 60.7	$ 5.6	$ (1.4)	$ 476.4

See notes to Consolidated Financial Statements.

1. Overview and Significant Accounting Policies

Overview

EnPro Industries, Inc. ("EnPro" or the "Company") is a leader in the design, development, manufacturing and marketing of well recognized, proprietary engineered industrial products that include sealing products, self-lubricating, non-rolling bearing products and heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines.

Summary of Significant Accounting Policies

Principles of Consolidation – The Consolidated Financial Statements reflect the accounts of the Company and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions between the Company's consolidated operations have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications – Certain prior year amounts in the accompanying prior year annual financial statements have been reclassified to conform with the current year presentation.

Revenue Recognition – Revenue is recognized at the time title and risk of product ownership is transferred or when services are rendered. Any shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold.

Foreign Currency Translation – The financial statements of those operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated into U.S. dollars using current exchange rates, and income statement activities are translated using average exchange rates. The foreign currency translation adjustment is reflected in the Consolidated Statements of Changes in Shareholders' Equity and is included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Gains and losses on foreign currency transactions are included in operating income. Foreign currency transaction gains (losses) totaled $2.1 million, $(0.9) million, and $(4.0) million for 2010, 2009, and 2008, respectively.

Research and Development Expense – Costs related to research and development activities are expensed as incurred. The Company performs research and development under Company-funded programs for commercial products. Total research and development expenditures in 2010, 2009, and 2008 were $12.4 million, $12.1 million, and $12.9 million, respectively, and are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less at the time of purchase.

Receivables – Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues the Company has identified. Doubtful accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when the Company has determined the balance will not be collected.

The balances billed but not paid by customers pursuant to retainage provisions in long-term contracts and programs are due upon completion of the contracts and acceptance by the owner. At December 31, 2010, the Company had $4.9 million of retentions expected to be collected in 2011 recorded in accounts and notes receivable and $1.9 million of retentions expected to be collected beyond 2011 recorded in other long-term assets in the Consolidated Balance Sheets. At December 31, 2009, the Company had $2.5 million of current retentions and $5.6 million of long-term retentions recorded in the Consolidated Balance Sheets.

Inventories – Certain domestic inventories are valued by the last-in, first-out ("LIFO") cost method. Inventories not valued by the LIFO method, other than inventoried costs relating to long-term contracts and programs, are valued using the first-in, first-out ("FIFO") cost method, and are recorded at the lower of cost or market. Approximately 37% and 38% of inventories were valued by the LIFO method in 2010 and 2009, respectively.

Inventoried costs relating to long-term contracts and programs are stated at the actual production cost, including factory overhead, incurred to date. Progress payments related to long-term contracts and programs are shown as a reduction of inventories. Initial program start-up costs and other nonrecurring costs are expensed as incurred. Inventoried costs relating to long-term contracts and programs are reduced by any amounts in excess of estimated realizable value.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is determined on the straight-line method over the following estimated useful lives of the assets: buildings and improvements, 3 to 40 years; machinery and equipment, 3 to 20 years.

Goodwill and Other Intangible Assets – Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to annual impairment testing conducted each year as of October 1. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step of comparing the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill is required to measure the potential goodwill impairment loss. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

To estimate the fair value of its reporting units, the Company uses both discounted cash flow and market valuation approaches. The discounted cash flow approach uses cash flow projections to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include business projections, growth rates, and discount rates. The discount rate the Company uses is based on its weighted average cost of capital. For the market approach, the Company chooses a group of 15 companies it believes are representative of its diversified industrial peers.

The Company completed its required annual impairment tests of goodwill as of October 1, 2010, 2009, and 2008. These assessments did not indicate any impairment of the goodwill. Based on the results of the 2010 test, the Company determined that the fair value of all reporting units having goodwill balances had fair values that exceeded their carrying values by over 100%.

During the second quarter of 2009, due to the sudden deterioration in the global economic environment, the Company concluded that events had occurred and circumstances had changed which required it to perform an interim period goodwill impairment test at its GGB reporting unit ("GGB") included in the Engineered Products segment, and its Plastomer Technologies reporting unit ("Plastomer Technologies") included in the Sealing Products segment. The Company conducted a thorough analysis to compare the fair value of GGB and Plastomer Technologies to the respective carrying values assigned to their net assets. The excess of the fair value of each reporting unit over the carrying value assigned to its assets and liabilities is the implied fair value of its goodwill. Based on the results of the test, the Company determined that the fair values of GGB and Plastomer Technologies were less than the carrying values of their net assets, resulting in an implied fair value for goodwill of zero for each of the reporting units. As a result, the Company recognized a non-cash impairment charge of $113.1 million, which represented the remaining goodwill in these reporting units, in the second quarter of 2009. During the analysis, the Company also tested the fair value of its other reporting units and determined that there was no other goodwill impairment.

Other intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology agreements, trademarks, licenses and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 2 to 25 years. Intangible assets with indefinite lives are subject to at least annual impairment testing, which compares the fair value of the intangible asset with its carrying amount. The results of these assessments did not indicate any impairment to these intangible assets for the years presented.

Debt – The Company has $172.5 million outstanding in aggregate principal amount of 3.9375% Convertible Senior Debentures (the "Debentures"). Applicable authoritative accounting guidance required that the liability component of the Debentures be recorded at its fair value as of the issuance date. This resulted in the Company recording debt in the amount of $111.2 million as of the 2005 issuance date with the $61.3 million offset to the debt discount being recorded in equity on a net of tax basis. The debt discount, $36.7 million as of December 31, 2010, is being amortized through interest expense until the maturity date of October 15, 2015, resulting in an effective interest rate of approximately 9.5% and a $135.8 million net carrying amount of the liability component at December 31, 2010. As of December 31, 2009, the unamortized debt discount was $42.5 million and the net carrying amount of the liability component was $130.0 million. Interest expense related to the Debentures for the years ended December 30, 2010, 2009 and 2008 includes $6.8 million of contractual interest coupon in each period and $5.8 million, $5.2 million and $4.7 million, respectively, of debt discount amortization.

Derivative Instruments – The Company uses derivative financial instruments to manage its exposure to various risks. The use of these financial instruments modifies the exposure with the intent of reducing the risk to the Company. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. The counterparties to these contractual arrangements are major financial institutions and GST as described in Note 2. The Company uses multiple financial institutions for derivative contracts to minimize the concentration of counterparty credit risk. The current accounting rules require that all derivative instruments be reported in the Consolidated Balance Sheets at fair value and that changes in a derivative's fair value be recognized currently in earnings unless specific hedge criteria are met.

The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on its foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. The Company strives to control its exposure to these risks through its normal operating activities and, where appropriate, through derivative instruments. The Company has entered into contracts to hedge forecasted transactions occurring at various dates through May 2012 that are denominated in foreign currencies. The notional amount of foreign exchange contracts hedging foreign currency transactions was $112.7 million and $106.0 million at December 31, 2010 and 2009, respectively. At December 31, 2010, foreign exchange contracts with notional amounts totaling $69.9 million are accounted for as cash flow hedges. As cash flow hedges, the effective portion of the gain or loss on the contracts is reported in accumulated other comprehensive income and the ineffective portion is reported in income. Amounts in accumulated other comprehensive income are reclassified into income, primarily cost of sales, in the period that the hedged transactions affect earnings. The balances of derivative assets are generally recorded in other current assets and the balances of derivative liabilities are generally recorded in other accrued expenses in the Consolidated Balance Sheets. The remaining notional amounts of $42.8 million of foreign exchange contracts, all of which have a maturity date of a month or less, are recorded at their fair market value with changes in market value recorded in income.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

2. Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd.

The historical business operations of certain subsidiaries of the Company's subsidiary, Coltec Industries Inc ("Coltec"), principally Garlock Sealing Technologies LLC ("GST LLC") and The Anchor Packing Company ("Anchor"), have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets and packing, that contained encapsulated asbestos fibers. Anchor is an inactive and insolvent indirect subsidiary of Coltec. The Company's subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers are managed through another Coltec subsidiary, Garrison Litigation Management Group, Ltd. ("Garrison"). GST LLC, Anchor and Garrison are collectively referred to as "GST."

On June 5, 2010 (the "Petition Date"), GST LLC, Anchor and Garrison filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte (the "Bankruptcy Court"). The filings were the initial step in a claims resolution process. The goal of the process is an efficient and permanent resolution of all current and future asbestos claims through court approval of a plan of reorganization that will establish a trust to which all asbestos claims will be channeled for resolution. GST intends to seek an agreement with asbestos claimants and other creditors on the terms of a plan for the establishment of such a trust and repayment of other creditors in full, or in the absence of such an agreement an order of the Bankruptcy Court confirming such a plan.

GST's financial results are included in the Company's consolidated results through June 4, 2010, the day prior to the Petition Date. However, generally accepted accounting principles require that an entity whose financial statements were previously consolidated with those of its parent (as GST's were with EnPro's) that files for protection under the U.S. Bankruptcy Code, whether solvent or insolvent, generally must be prospectively deconsolidated from the parent and presented on the cost method. The cost method requires the Company to present its ownership interests in the net assets of GST as an investment measured at fair value as of the Petition Date and not recognize the income or loss of GST in the Company's results of operations during the reorganization period. When GST emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.

As a result of the deconsolidation of GST, the Company conducted an analysis to compare the fair market value of GST to its book value. To estimate the fair value, the Company considered many factors and used both discounted cash flow and market valuation approaches. In the discounted cash flow approach, the Company used cash flow projections to calculate the fair value of GST. The key assumptions used for the discounted cash flow approach include expected cash flows based on internal business plans, historical and projected growth rates, discount rates, estimated asbestos claim values and insurance collection projections. The Company did not adjust the assumption about asbestos claims values from the amount reflected in the liability it recorded prior to the deconsolidation. The asbestos claims value will be determined in the claims resolution process, either through negotiations with claimant representatives or by the Bankruptcy Court. The Company reviewed a wide range of possible outcomes for that determination and the $473 million liability was within that range. The Company concluded there was no better estimate of the value a third party might ascribe to the claims. The Company's estimates were based upon assumptions it believed to be reasonable, but which by their nature were uncertain and unpredictable. For the market approach, the Company used recent acquisition multiples for businesses of similar size to GST. Based on this analysis, GST's fair value was $236.9 million, which exceeded its book value, resulting in a $54.1 million pre-tax gain on the deconsolidation of GST. This investment in GST will be presented using the cost method during the reorganization period and is subject to periodic reviews for impairment.

Financial Results

Condensed combined financial information for GST is set forth below, presented at historical cost basis.

GST
(Debtor-in-Possession)
Condensed Combined Statements of Operations
(in millions, at historical cost)

	Years Ended December 31, 2010	Years Ended December 31, 2009
Net sales	$ 198.3	$ 161.7
Cost of sales	122.5	100.1
Gross profit	75.8	61.6
Operating expenses:		
Selling, general and administrative expenses	44.6	39.4
Asbestos-related expenses	24.4	135.5
Other operating expense	0.1	2.1
	69.1	177.0
Operating income (loss)	6.7	(115.4)
Interest income, net	25.5	13.8
Income (loss) before reorganization expenses and income taxes	32.2	(101.6)
Reorganization expenses	(9.0)	-
Income (loss) before income taxes	23.2	(101.6)
Income tax benefit (expense)	(8.2)	39.4
Net income (loss)	$ 15.0	$ (62.2)

GST
(Debtor-in-Possession)
Condensed Combined Statement of Cash Flows
For the Year Ended December 31, 2010
(in millions, at historical cost)

Net cash flows from operating activities	$ 66.0
Investing activities	
Purchases of property, plant and equipment	(3.6)
Net receipts from loans to affiliates	22.7
Net cash provided by investing activities	19.1
Effect of exchange rate changes on cash and cash equivalents	0.5
Net increase in cash and cash equivalents	85.6
Cash and cash equivalents at beginning of year	1.5
Cash and cash equivalents at end of year	$ 87.1

GST
(Debtor-in-Possession)
Condensed Combined Balance Sheet
December 31, 2010
(in millions, at historical cost)

Assets:		
Current assets	$ 182.5	
Property, plant and equipment	41.2	
Asbestos insurance receivable	158.0	
Deferred income taxes	126.7	
Notes receivable from affiliate	227.2	
Other assets	24.4	
Total assets	$ 760.0	
Liabilities and Shareholder's Equity:		
Current liabilities	$ 48.4	
Other liabilities	26.7	
Liabilities subject to compromise	469.2	(A)
Total liabilities	544.3	
Shareholder's equity	215.7	
Total liabilities and shareholder's equity	$ 760.0	

(A) Liabilities subject to compromise include pre-petition unsecured claims, which may be settled at amounts different from those recorded in the condensed combined balance sheet. Liabilities subject to compromise consist of the following:

Accounts payable	$ 1.7
Asbestos liability	467.5
	$ 469.2

Related Party Transactions

The Company regularly transacts business with GST, and previously, these related party transactions had been eliminated in consolidation. Due to the deconsolidation of GST, transactions occurring after June 4, 2010, are now reflected on the Company's Consolidated Statement of Operations. Sales to GST totaling $11.4 million are reflected in net sales and purchases from GST totaling $9.1 million are reflected in cost of sales for the period June 5, 2010 through December 31, 2010. The Company also provides services for GST including information technology, supply chain, treasury, tax administration, legal and human relations under a support services agreement. Amounts due from GST resulting from their purchase of goods and services from the Company totaling $17.0 million are included in accounts and notes receivable and amounts due to GST resulting from the Company's purchase of goods from GST totaling $3.4 million are included in accounts payable on the December 31, 2010, consolidated balance sheet.

Additionally, the Company and GST had outstanding foreign exchange forward contracts involving the Australian Dollar, Canadian Dollar, Mexican Peso and U.S. Dollar with a notional amount of $7.7 million as of December 31, 2010. These related party contracts were eliminated in consolidation prior to the deconsolidation of GST.

As discussed more fully in Note 12, the deconsolidation of GST from the Company's results requires that $22.1 million of short-term borrowings from GST and $227.2 million of notes payable to GST, which had previously been eliminated in consolidation, be reflected on the Company's Consolidated Balance Sheet as of December 31, 2010. Interest expense related to these borrowings during the period from June 5, 2010 to December 31, 2010, of $14.7 million is reflected in interest expense on the Consolidated Statement of Operations for the year ended December 31, 2010, and accrued interest of $24.9 million is included in accrued interest payable on the December 31, 2010 Consolidated Balance Sheet.

Debtor-in-Possession Financing

On June 8, 2010, GST entered into a Post-Petition Loan and Security Agreement with a bank (the "DIP Loan Agreement") to establish a secured revolving credit facility pursuant to which GST may from time to time obtain loans, letters of credit and bank products in an aggregate amount up to $10 million outstanding at any time (with a sublimit of $8 million for letters of credit). Actual borrowing availability at any date is determined by reference to a borrowing base of specified percentages of eligible accounts receivable and inventory, which borrowing base is reduced by loans and letters of credit outstanding and certain reserves. The obligations of GST under the DIP Loan Agreement are guaranteed by GST LLC and Garrison and secured by certain assets of GST. As a result of the deconsolidation of GST from the Company's financial results, any indebtedness incurred under the DIP Loan Agreement would not be reflected in the Company's Consolidated Balance Sheets.

3. Acquisitions and Discontinued Operations

Acquisitions -- In September 2010, the Company acquired Hydrodyne, a designer and manufacturer of machined metallic seals and other specialized components used primarily by the space, aerospace and nuclear industries. This business is included in the Company's Sealing Products segment. In August 2010, the Company acquired CC Technology, Progressive Equipment, Inc. and Premier Lubrication Systems, Inc. These businesses design and manufacture lubrication systems used in reciprocating compressors and are included in the Company's Engineered Products segment.

The acquisitions completed during 2010 were paid for with $25.9 million in cash. They resulted in increases in working capital of $4.8 million, property, plant and equipment of $1.7 million, goodwill of $6.0 million and other intangible assets of $13.4 million. The assets, liabilities and results of operations of these acquisitions were not material to the Company's consolidated financial position or results of operations, so pro forma financial information and additional disclosures are not presented.

In February 2009, the Company acquired PTM (UK) Limited, a full service provider of sealing solutions, which is included in the Company's Sealing Products segment. In December 2009, the Company acquired certain assets and assumed certain liabilities of Technetics Corporation, a leading manufacturer of abradable seals, brush seals and acoustic products for turbines used in aerospace and power generation applications. This acquisition is included in the Company's Sealing Products segment. The Company also purchased several small product lines during 2009. The acquisitions completed during 2009 were paid for with $51.1 million in cash.

In June 2008, the Company purchased the 20% ownership of the minority shareholder of Garlock Pty Limited in Australia. Subsequent to the share purchase, GST LLC owns 100% of Garlock Pty Limited. In February 2008, the Company acquired V.W. Kaiser Engineering, a privately-held manufacturer of pins, bushings and suspension kits for the commercial vehicle aftermarket. In January 2008, the Company acquired certain assets and assumed certain liabilities of Sinflex Sealing Technologies, a distributor and manufacturer of industrial sealing products, located in Shanghai, China. These acquisitions are included in the Company's Sealing Products segment. The Company also purchased several small product lines during 2008. The acquisitions completed during 2008 were paid for with $33.0 million in cash.

Discontinued Operations – During the fourth quarter of 2009, the Company announced its plans to sell the Quincy Compressor business ("Quincy") that had been reported within the Engineered Products segment. Accordingly, the Company has reported, for all periods presented, the financial condition, results of operations and cash flows of Quincy as a discontinued operation in the accompanying consolidated financial statements.

On March 1, 2010, the Company completed the sale of Quincy, other than the equity interests in Kunshan Q-Tech Air Systems Technologies Ltd., Quincy's operation in China ("Q-Tech"). The sale of the equity interests in Q-Tech was completed during the second quarter. The purchase price for the assets and equity interests sold was $189.4 million in cash. The purchaser also assumed certain liabilities of Quincy. The sale resulted in a gain of $147.8 million ($92.5 million, net of tax).

For 2010, 2009 and 2008, results of operations from Quincy were as follows:

	Years Ended December 31,		
	2010	**2009**	**2008**
		(in millions)	
Sales	$ 23.3	$ 124.4	$ 174.0
Income from discontinued operations	$ 2.6	$ 7.2	$ 26.5
Income tax expense	(1.0)	(2.9)	(8.7)
Income from discontinued operations, net of tax	1.6	4.3	17.8
Gain from disposal of discontinued operations, net of tax	92.5	-	-
Net income from discontinued operations	$ 94.1	$ 4.3	$ 17.8

The major classes of assets and liabilities for Quincy as of December 31, 2009, were:

Assets:	
Accounts and notes receivable	$ 18.0
Inventories	8.2
Other current assets	0.9
Property, plant and equipment	18.3
Goodwill	6.4
Other intangible assets	4.6
Other assets	1.1
Assets of discontinued operations	$ 57.5
Liabilities:	
Accounts payable	$ 9.5
Other accrued expenses	6.4
Other liabilities	0.3
Liabilities of discontinued operations	$ 16.2

4. Other Operating Expense (Income), Net

The Company incurred $0.9 million, $10.2 million and $4.6 million of restructuring costs during the years ended December 31, 2010, 2009 and 2008, respectively.

During 2009, due to the deterioration in the global economic environment, the Company initiated a number of restructuring activities throughout its operations. These programs primarily involved the rationalization of workforce levels, consolidation of facilities and elimination of unprofitable product lines. Workforce reductions announced totaled 330 salaried administrative and hourly manufacturing positions of which 306 had been terminated by December 31, 2009, with the balance occurring in 2010.

During 2008, the Company incurred approximately $2.0 million of costs related to the modernization of the Palmyra, New York facilities of GST LLC, then included within the Sealing Products segment. This project was begun in 2005. Several smaller restructuring initiatives were begun and completed during 2008 at other Company operations, primarily the consolidation of two small facilities.

Restructuring reserves at December 31, 2010, as well as activity during the year, consisted of:

	Balance December 31, 2009	Provision	Payments	Balance December 31, 2010
		(in millions)		
Personnel-related costs	$ 2.6	$ 0.5	$ (2.4)	$ 0.7
Facility demolition and relocation costs	0.4	0.4	(0.6)	0.2
	$ 3.0	$ 0.9	$ (3.0)	$ 0.9

Restructuring reserves at December 31, 2009, as well as activity during the year, consisted of:

	Balance December 31, 2008	Provision	Payments	Direct Credits to Environmental Liabilities	Balance December 31, 2009
			(in millions)		
Personnel-related costs	$ 1.2	$ 7.7	$ (6.3)	$ -	$ 2.6
Facility related costs	-	2.5	(1.5)	(0.6)	0.4
	$ 1.2	$ 10.2	$ (7.8)	$ (0.6)	$ 3.0

Restructuring reserves at December 31, 2008, as well as activity during the year, consisted of:

	Balance December 31, 2007	Provision	Payments	Balance December 31, 2008
		(in millions)		
Personnel-related costs	$ 0.4	$ 1.6	$ (0.8)	$ 1.2
Facility demolition and relocation costs	-	3.0	(3.0)	-
	$ 0.4	$ 4.6	$ (3.8)	$ 1.2

Restructuring costs by reportable segment are as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Sealing Products	$ 0.4	$ 2.9	$ 3.7
Engineered Products	0.5	7.3	0.9
	$ 0.9	$ 10.2	$ 4.6

Also included in other operating expense (income), net for the year ended December 31, 2010 was $2.5 million in legal fees primarily related to the bankruptcy of GST discussed further in Note 2. For the year ended December 31, 2008 the Company received $2.5 million related to the favorable settlement of a warranty claim against a supplier. For the years ended December 31, 2009 and 2008, there were $0.3 million of losses and $2.4 million of gains, respectively, recorded related to the disposal of property, plant and equipment.

5. Other Income (Expense), Net

In conjunction with the closure of a plant in the early 1980s, the Company's Coltec Industries Inc ("Coltec") subsidiary was required to fund two trusts for retiree medical benefits for union employees at the plant. The first trust (the "Benefits Trust") pays for these retiree medical benefits on an ongoing basis. Coltec has no ownership interest in the Benefits Trust and thus the assets and liabilities of this trust are not included in the Company's Consolidated Balance Sheets.

Because of the possibility that Coltec would be required to make contributions to the Benefits Trust, Coltec was required to establish a second trust (the "Back-Up Trust") to cover potential shortfalls in the Benefits Trust. A liability for potential payments to be made from the Back-Up Trust is recorded in the Company's Consolidated Balance Sheets in other long-term liabilities. During 2009, the Company recorded income of $19.2 million related to the reduction of this estimated liability based upon an actuarial analysis that determined the potential liability was significantly less than the amount accrued. This is discussed further in Note 19, "Commitments and Contingencies – Crucible Materials Corporation."

During 2009, the Company recorded expense of $2.1 million due to increases to environmental reserves based on new facts at several specific sites. These sites all related to previously owned businesses.

In 2008, the Company recorded $3.4 million of incremental costs for legal, financial and strategic advice and proxy solicitation in connection with the contested election of directors initiated by one of the Company's shareholders. On April 11, 2008, an agreement with the shareholder was entered into that resolved the contested election.

In 2009, the Company recorded $0.3 million of income and in 2008, the Company recorded $2.0 million of expense related to changes in the value of marketable securities.

6. Income Taxes

Income (loss) from continuing operations before income taxes as shown in the Consolidated Statements of Operations consists of the following:

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Domestic	$ 55.7	$ (112.9)	$ 2.7
Foreign	26.9	(85.3)	46.9
Total	$ 82.6	$ (198.2)	$ 49.6

A summary of income tax expense (benefit) in the Consolidated Statements of Operations from continuing operations is as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Current:			
Federal	$ (3.3)	$ (4.8)	$ 2.2
Foreign	6.2	18.0	14.5
State	0.5	(0.1)	0.3
	3.4	13.1	17.0
Deferred:			
Federal	15.8	(39.4)	(1.2)
Foreign	1.3	(25.9)	1.1
State	0.8	(2.4)	(0.1)
	17.9	(67.7)	(0.2)
Total	$ 21.3	$ (54.6)	$ 16.8

Income tax expense separately allocated to discontinued operations was $1.0 million, $3.0 million, and $8.7 million at December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, an additional income tax expense of $55.3 million was separately allocated to the gain from the sale of Quincy.

Significant components of deferred income tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions)	
Deferred income tax assets:		
Net operating losses	$ 10.0	$ 20.1
Goodwill impairment	17.0	17.0
Accrual for post-retirement benefits other than pensions	-	3.3
Environmental reserves	7.9	7.6
Retained liabilities of previously owned businesses	2.4	4.7
Inventories	-	2.2
Accruals and reserves	6.2	-
Minimum pension liability	22.6	29.1
Interest	21.8	18.1
Compensation and benefits	8.6	4.8
Asbestos accrual	-	191.2
Gross deferred income tax assets	96.5	298.1
Valuation allowance	(6.9)	(1.5)
Total deferred income tax assets	89.6	296.6

	2010	2009
	(in millions)	
Deferred income tax liabilities:		
Pensions	(1.0)	(0.1)
Tax depreciation and amortization in excess of book	(30.4)	(48.7)
Payments in excess of insurance recoveries	-	(81.6)
Accrual for post-retirement other than pensions	(1.9)	-
Inventories	(1.4)	-
GST deconsolidation gain	(20.3)	-
Accruals and reserves	(3.1)	(13.3)
Total deferred income tax liabilities	(58.1)	(143.7)
Net deferred tax assets	$ 31.5	$ 152.9

At December 31, 2010, the Company had foreign tax net operating loss carryforwards of approximately $34.9 million of which approximately $22.8 million may expire at various dates beginning in 2011, and approximately $12.1 million have an indefinite carryforward period. These net operating loss carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

The Company has determined, based on the available evidence, that it is uncertain whether future taxable income of certain of its foreign subsidiaries will be significant enough or of the correct character to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $6.9 million and $1.5 million have been recorded as of December 31, 2010 and 2009, respectively. Valuation allowances relate to certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance may be associated with deferred tax assets recorded in purchase accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in purchase accounting reduces income tax expense.

The effective income tax rate from operations varied from the statutory federal income tax rate as follows:

	Percent of Pretax Income Years Ended December 31,		
	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
Credits	(5.7)	7.5	(0.2)
State and local taxes	1.4	1.3	0.4
Goodwill impairment	-	(10.6)	-
Domestic production activities	(1.4)	-	(0.4)
Foreign tax rate differences	(6.3)	(7.4)	(3.2)
Uncertain tax positions	(1.3)	(0.3)	2.0
Audit settlements	-	-	(3.5)
Capital loss utilization	(2.2)	-	-
Valuation allowance	5.4	(0.8)	1.0
Other items	0.9	2.8	3.8
Effective income tax rate	25.8%	27.5%	33.9%

The Company has not provided for the federal and foreign withholding taxes on $77.5 million of the foreign subsidiaries' undistributed earnings as of December 31, 2010, because such earnings are intended to be reinvested indefinitely. Upon repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount would approximate $0.7 million.

As of December 31, 2010 and 2009, the Company had $2.4 million and $7.2 million, respectively, of gross unrecognized tax benefits. Of the gross unrecognized tax benefit balances as of December 31, 2010 and 2009, $2.4 million and $4.5 million, respectively, would have an impact on the Company's effective tax rate if ultimately recognized.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense. In addition to the gross unrecognized tax benefits above, the Company had $0.6 million and $1.0 million accrued for interest and penalties at December 31, 2010 and 2009, respectively. Income tax expense for the years ended December 31, 2010, 2009 and 2008, includes $0.2 million, $0.3 million and $2.2 million, respectively, for interest and penalties related to unrecognized tax benefits. The amounts listed above for accrued interest do not reflect the benefit of any tax deduction, which might be available if the interest were ultimately paid.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits (excluding interest) is as follows:

(in millions)	2010	2009	2008
Balance at beginning of year	$ 7.2	$ 5.1	$ 17.2
Reductions from deconsolidation of GST	(3.9)	-	-
Additions based on tax positions related to the current year	0.3	2.1	2.5
Additions for tax positions of prior years	0.1	0.1	0.7
Reductions for tax positions of prior years	(0.7)	(0.1)	-
Reductions as a result of a lapse in the statute of limitations	(0.6)	-	-
Reductions as a result of audit settlements	-	-	(15.3)
Balance at end of year	$ 2.4	$ 7.2	$ 5.1

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Substantially all significant state, local and foreign income tax returns for the years 2003 through 2009 are open to examination. The U.S. federal income tax returns for 2007 through 2009 are also open to examination. Various foreign and state tax returns are currently under examination and may conclude within the next twelve months. The final outcomes of these audits are not yet determinable.

7. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the applicable net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated using the weighted-average number of shares of common stock as adjusted for any potentially dilutive shares as of the balance sheet date. The computation of basic and diluted earnings (loss) per share is as follows:

	2010	2009	2008
Numerator (basic and diluted):			
Continuing operations	$ 61.3	$(143.6)	$ 32.8
Discontinued operations	94.1	4.3	17.8
Net income (loss)	$ 155.4	$(139.3)	$ 50.6
Denominator:			
Weighted-average shares – basic	20.3	20.0	20.2
Share-based awards	0.2	-	0.5
Convertible debentures	0.1	-	0.3
Other	-	-	0.1
Weighted-average shares – diluted	20.7	20.0	21.1
Earnings (loss) per share - basic:			
Continuing operations	$ 3.01	$ (7.19)	$ 1.62
Discontinued operations	4.63	0.22	0.88
	$ 7.64	$ (6.97)	$ 2.50
Earnings (loss) per share – diluted			
Continuing operations	$ 2.96	$ (7.19)	$ 1.56
Discontinued operations	4.55	0.22	0.84
	$ 7.51	$ (6.97)	$ 2.40

As discussed further in Note 11, the Company has issued Debentures. Under the terms of the Debentures, the Company would settle the par amount of its obligations in cash and the remaining obligations, if any, in common shares. Pursuant to applicable accounting guidelines, the Company includes the conversion option effect in diluted earnings per share during such periods when the Company's average stock price exceeds the conversion price of $33.79 per share.

In 2009, there was a loss attributable to common shares. Potentially dilutive share-based awards of 0.3 million shares were excluded from the calculation of diluted earnings per share as they were antidilutive. There were no antidilutive shares in 2010 or 2008.

8. Inventories

Inventories consist of the following:

	As of December 31,	
	2010	2009
	(in millions)	
Finished products	$ 54.1	$ 60.1
Deferred costs relating to long-term contracts	49.9	42.9
Work in process	9.4	16.2
Raw materials and supplies	24.2	24.4
	137.6	143.6
Reserve to reduce certain inventories to LIFO basis	(10.6)	(14.2)
Progress payments	(50.0)	(43.3)
Total	$ 77.0	$ 86.1

9. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	As of December 31,	
	2010	2009
	(in millions)	
Land	$ 4.0	$ 4.0
Buildings and improvements	82.0	111.5
Machinery and equipment	281.2	347.7
Construction in progress	13.0	14.5
	380.2	477.7
Less accumulated depreciation	(240.0)	(292.3)
Total	$140.2	$185.4

10. Goodwill and Other Intangible Assets

The changes in the net carrying value of goodwill by reportable segment for the years ended December 31, 2010 and 2009 are as follows:

	Sealing Products	Engineered Products	Engine Products and Services	Total
		(in millions)		
Gross goodwill as of December 31, 2008	$ 89.8	$ 138.2	$ 7.1	$ 235.1
Accumulated impairment losses	(23.4)	-	-	(23.4)
Goodwill as of December 31, 2008	66.4	138.2	7.1	211.7
Foreign currency translation	1.4	3.4	-	4.8
Impairment	(4.4)	(108.7)	-	(113.1)
Acquisitions	21.6	0.7	-	22.3
Gross goodwill as of December 31, 2009	112.8	142.3	7.1	262.2
Accumulated impairment losses	(27.8)	(108.7)	-	(136.5)
Goodwill as of December 31, 2009	85.0	33.6	7.1	125.7
Foreign currency translation	(1.6)	(0.6)	-	(2.2)
Deconsolidation of GST	(17.4)	-	-	(17.4)
Acquisitions and purchase accounting adjustments	(0.3)	6.3	-	6.0
Gross goodwill as of December 31, 2010	93.5	148.0	7.1	248.6
Accumulated impairment losses	(27.8)	(108.7)	-	(136.5)
Goodwill as of December 31, 2010	$ 65.7	$ 39.3	$ 7.1	$ 112.1

The gross carrying amount and accumulated amortization of identifiable intangible assets is as follows:

	As of December 31, 2010		As of December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in millions)			
Customer relationships	$ 101.0	$ 41.5	$ 90.4	$ 34.1
Existing technology	27.9	8.8	26.5	6.5
Trademarks	39.4	7.9	39.3	7.3
Other	17.1	12.1	17.4	9.7
	$ 185.4	$ 70.3	$ 173.6	$ 57.6

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $13.2 million, $10.0 million and $10.4 million, respectively. Amortization expense for these intangible assets for the years 2011 through 2015 is estimated to be $13.0 million, $12.0 million, $11.0 million, $9.7 million and $7.4 million, respectively. The Company has trademarks with indefinite lives that were included in the table above with a carrying amount of approximately $25 million as of December 31, 2010 that were not amortized.

11. Long-Term Debt

The Company's long-term debt at December 31, 2010 and 2009 is summarized as follows:

	2010	2009
	(in millions)	
Convertible Debentures	$ 135.8	$ 130.0
Other notes payable	-	0.4
	135.8	130.4
Less current maturities of long-term debt	-	0.1
	$ 135.8	$ 130.3

Credit Facility

The Company's primary U.S. operating subsidiaries, excluding GST, as discussed below, have a senior secured revolving credit facility with a group of banks, which matures on April 21, 2011. The Company has not borrowed against this facility, but it has $4.1 million of letters of credit outstanding thereunder as of December 31, 2010. Except for the assets of GST, excluded as collateral by the fifth amendment to the senior secured revolving credit facility described below, the facility is collateralized by the Company's receivables, inventories, intellectual property, insurance receivables and all other personal property assets (other than fixed assets), and by pledges of 65% of the capital stock of its direct foreign subsidiaries and 100% of the capital stock of its direct and indirect U.S. subsidiaries. The facility contains covenants and restrictions that are customary for an asset-based loan, including negative covenants limiting fundamental changes (such as merger transactions), loans, incurrence of debt other than specifically permitted debt, transactions with affiliates that are not on arms-length terms, incurrence of liens other than specifically permitted liens, repayment of subordinated debt (except for scheduled payments in accordance with applicable subordination documents), prepayments of other debt, dividends, asset dispositions other than as specifically permitted, and acquisitions and other investments other than as specifically permitted. However, in the event that the amount available for borrowing under the facility exceeds $20 million, the limitations on acquisitions, investments in foreign subsidiaries, fixed asset dispositions, dividends (including those required to make payments on the Company's convertible debentures), incurrence of certain cash collateral liens and prepayment of debt other than subordinated debt are generally not applicable. In addition, the facility requires the Company to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 in the event the amount available for borrowing, as defined under the facility, drops below $15 million.

The maximum amount available for borrowings under the facility was $75 million until June 8, 2010, on which date the maximum amount was reduced to $60 million in connection with the fifth amendment described below. Under certain conditions, the Company may request that the facility be increased by up to $25 million, to $85 million in total. Actual borrowing availability at any date is determined by reference to a borrowing base of specified percentages of eligible accounts receivable and inventory and is reduced by usage of the facility, which includes outstanding letters of credit, and any reserves. The actual borrowing availability at December 31, 2010 under the senior secured revolving credit facility was $55.9 million after giving consideration to the $4.1 million of letters of credit outstanding thereunder.

In June 2010 the Company entered into a fifth amendment to its senior secured credit facility that provided for the following primary changes to the facility:

- The waiver of any default or event of default arising from the filing by GST of voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code, with the intention of creating a trust pursuant to Section 524(g) of the U.S Bankruptcy Code to address and resolve all current and future asbestos claims;

- The reduction of the commitments of the lenders under such facility from $75 million to $60 million;

- The elimination of GST as a borrower, the release of GST from the covenants under the facility, and the release of all liens on the assets of GST as collateral under the facility;

- The elimination of GST's accounts receivable and inventory from the borrowing base under the facility;

- The rollover of a letter of credit in the face amount of $4.7 million for the account of GST and certain bank product obligations of GST to Bank of America, N.A. and its affiliates from such facility to the DIP Loan Agreement described in Note 2;

- The increase of the interest rate on borrowings, with the applicable margin on LIBOR-based loans ranging from 2.00% to 2.50% per annum and the applicable margin on base rate, or "prime rate," loans ranging from 1.00% to 1.50%; and

- The increase of the fee with respect to the unused portion of the commitment under such facility from 0.25% to 0.50% per annum.

Debentures

The Company has $172.5 million outstanding in aggregate principal amount of Debentures. The Debentures bear interest at the annual rate of 3.9375%, with interest due on April 15 and October 15 of each year and will mature on October 15, 2015 unless they are converted prior to that date. The Debentures are the Company's direct, unsecured and unsubordinated obligations and rank equal in priority with all unsecured and unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness. They effectively rank junior to all secured indebtedness to the extent of the value of the assets securing such indebtedness. The Debentures do not contain any financial covenants.

Holders may convert the Debentures into cash and shares of the Company's common stock, under certain circumstances. The initial conversion rate, which is subject to adjustment, is 29.5972 shares of common stock per $1,000 principal amount of Debentures. This is equal to an initial conversion price of $33.79 per share. The Debentures may be converted under any of the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter was 130% or more of the then current conversion price per share of common stock on that 30th trading day;
- during the five business day period after any five consecutive trading-day period (which is referred to as the "measurement period") in which the trading price per debenture for each day of the measurement period was less than 98% of the product of the closing price of the Company's common stock and the applicable conversion rate for the debentures;
- on or after September 15, 2015;
- upon the occurrence of specified corporate transactions; or
- in connection with a transaction or event constituting a "change of control."

None of the conditions that permit conversion were satisfied at December 31, 2010.

Upon conversion of any Debentures, the principal amount would be settled in cash. To the extent the Conversion Value exceeds $1,000, a number of shares equal to the sum of, for each day of the cash settlement period, (1) 5% of the difference between (A) the product of the conversion rate (plus any additional shares as an adjustment upon a change of control) and the closing price of the Company's common stock for such date and (B) $1,000, divided by (2) the closing price of the Company's common stock for such day.

"Conversion Value" means the product of (1) the conversion rate in effect (plus any additional shares as an adjustment upon a change of control) and (2) the average of the closing prices of the Company's common stock for the 20 consecutive trading days beginning on the second trading day after the conversion date for those Debentures.

The Company used a portion of the net proceeds from the sale of the Debentures to enter into call options (hedge and warrant transactions), which entitle the Company to purchase shares of its stock from a financial institution at $33.79 per share and entitle the financial institution to purchase shares from the Company at $46.78 per share. This will reduce potential dilution to the Company's common shareholders from conversion of the Debentures by increasing the effective conversion price to $46.78 per share.

Future principal payments on long-term debt are as follows:

	(in millions)
2011	$ -
2012	-
2013	-
2014	-
2015	172.5
Thereafter	-
	$ 172.5

The payments for long-term debt shown in the table above reflect the contractual principal amount for the convertible debentures. In the Consolidated Balance Sheets, this amount is shown net of a debt discount pursuant to the applicable accounting rules.

12. Short-Term Borrowings from GST and Notes Payable to GST

The deconsolidation of GST from the Company's financial results required certain intercompany indebtedness described below be reflected on the Company's Consolidated Balance Sheets.

As of December 31, 2010, Coltec Finance Company Ltd., a wholly-owned subsidiary of Coltec, had aggregate, short-term borrowings of $22.1 million from GST's subsidiaries in Mexico, Canada and Australia. The unsecured obligations are denominated in the currency of the lending party, and bear interest based on the applicable one-month interbank offered rate for each foreign currency involved.

Effective as of January 1, 2010, Coltec entered into a $73.4 million Amended and Restated Promissory Note due January 1, 2017 (the "Coltec Note") in favor of GST LLC, and the Company's subsidiary Stemco LP entered into a $153.8 million Amended and Restated Promissory Note due January 1, 2017 in favor of GST LLC (the "Stemco Note", and together with the Coltec Note, the "Intercompany Notes"). The Intercompany Notes amended and replaced promissory notes in the same principal amounts that were initially issued in March 2005 and which expired on January 1, 2010.

The Intercompany Notes bear interest at 11% per annum, of which 6.5% is payable in cash and 4.5% is added to the principal amount of the Intercompany Notes as payment-in-kind ("PIK") interest. If GST LLC is unable to pay ordinary course operating expenses, under certain conditions, GST LLC can require Coltec and Stemco to pay in cash the accrued PIK interest necessary to meet such ordinary course operating expenses, subject to a cap of 1% of the principal balance of each Intercompany Note in any calendar month and 4.5% of the principal balance of each Intercompany Note in any year. The interest due under the Intercompany Notes may be satisfied through offsets of amounts due under intercompany services agreements pursuant to which the Company provides certain corporate services, makes available access to group insurance coverages to GST, makes advances to third party providers related to payroll and certain benefit plans sponsored by GST, and permits employees of GST to participate in certain of the Company's benefit plans.

The Coltec Note is secured by Coltec's pledge of certain of its equity ownership in specified U.S. subsidiaries. The Stemco Note is guaranteed by Coltec and secured by Coltec's pledge of its interest in Stemco. The Notes are subordinated to any obligations under the Company's senior secured revolving credit facility described in Note 11.

13. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements as of December 31, 2010			
	Total	**Level 1**	**Level 2**	**Level 3**
		(in millions)		
Assets				
Cash equivalents:				
U.S. government money market	$ 64.2	$ 64.2	$ -	$ -
Money market	24.0	24.0	-	-
Time deposits	3.3	3.3	-	-
European government money market	13.4	13.4		
	104.9	104.9	-	-
Crucible back-up trust assets	20.0	20.0	-	-
Foreign currency derivatives	0.7	-	0.7	-
Deferred compensation assets	2.8	2.8	-	-
	$ 128.4	$ 127.7	$ 0.7	$ -
Liabilities				
Deferred compensation liabilities	$ 5.8	$ 5.8	$ -	$ -
Foreign currency derivatives	0.9	-	0.9	-
	$ 6.7	$ 5.8	$ 0.9	$ -

	Fair Value Measurements as of December 31, 2009			
	Total	**Level 1**	**Level 2**	**Level 3**
		(in millions)		
Assets				
Cash equivalents:				
U.S. government money market	$ 42.6	$ 42.6	$ -	$ -
Time deposits	28.6	28.6	-	-
	71.2	71.2	-	-
Crucible back-up trust assets	18.7	18.7	-	-
Foreign currency derivatives	1.2	-	1.2	-
Deferred compensation assets	2.6	2.6	-	-
	$ 93.7	$ 92.5	$ 1.2	$ -
Liabilities				
Deferred compensation liabilities	$ 4.9	$ 4.9	$ -	$ -
Foreign currency derivatives	0.2	-	0.2	-
	$ 5.1	$ 4.9	$ 0.2	$ -

The Company's cash equivalents, Crucible back-up trust assets and deferred compensation assets and liabilities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. For further discussion of the Crucible back-up trust, see Note 19, "Commitments and Contingencies – Crucible Materials Corporation." The fair values for foreign currency derivatives are based on quoted market prices from various banks for similar instruments.

As previously discussed in Note 2, upon the deconsolidation of GST, an investment was recorded for $236.9 million which represented the fair value of GST as of June 5, 2010. This amount exceeded the carrying amount of GST's net assets resulting in a $54.1 million pre-tax gain, which was included in earnings for the second quarter of 2010. The fair value measurements were calculated using unobservable inputs (primarily discounted cash flow analyses) and classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

As further discussed in Note 1, goodwill with a carrying value of $113.1 million was written down to its implied fair value of zero during 2009, resulting in a non-cash, pre-tax impairment charge of $113.1 million. The fair value measurements were calculated using unobservable inputs (primarily discounted cash flow analyses) and classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

The carrying values of the Company's significant financial instruments reflected in the Consolidated Balance Sheets approximate their respective fair values, except for the following:

	December 31, 2010		December 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Long-term debt	$ 135.8	$ 240.7	$ 130.4	$175.9
Notes payable to GST	227.2	235.7	-	-
	$ 363.0	$ 476.4	$ 130.4	$175.9

The fair values for long-term debt are based on quoted market prices, so this would be considered a Level 1 computation. The Notes payable to GST computation would be considered Level 2 since it is based on rates available to the Company for debt with similar terms and maturities.

14. Pensions and Postretirement Benefits

The Company and its subsidiaries have several non-contributory defined benefit pension plans covering eligible employees in the United States and several European countries at the end of 2010. The Company and its subsidiaries also had non-contributory defined benefit pension plans in Canada and Mexico prior to the deconsolidation of GST LLC. Salaried employees' benefit payments are generally determined using a formula that is based on an employee's compensation and length of service. The Company closed its defined benefit pension plan for new salaried employees in the United States who joined the Company after January 1, 2006, and effective January 1, 2007, benefits were frozen for all salaried employees who were not age 40 or older as of December 31, 2006, and other employees who chose to freeze their benefits. Hourly employees' benefit payments are generally determined using stated amounts for each year of service. The Company's employees also participate in voluntary contributory retirement savings plans for salaried and hourly employees maintained by the Company and its subsidiaries. Under these plans, eligible employees can receive matching contributions up to the first 6% of their eligible earnings. Effective January 1, 2007, those employees whose defined benefit pension plan benefits were frozen receive an additional 2% Company contribution each year. The Company recorded $5.8 million, $5.8 million and $5.9 million in expenses in 2010, 2009 and 2008, respectively, for matching contributions under these plans.

The Company's general funding policy for qualified defined benefit pension plans is to contribute amounts that are at least sufficient to satisfy regulatory funding standards. The Company contributed $1.3 million to its U.S. pension plans in 2010. The Company did not make any cash contributions to its U.S. pension plans in 2009 as a result of credit balances available from previous discretionary contributions. In 2008, no contributions were required or made. The Company anticipates there will be a required funding of $18.0 million in 2011. The Company expects to make total contributions of approximately $0.4 million in 2011 to the foreign pension plans. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $196.8 million, $185.3 million and $112.5 million at December 31, 2010, and $218.4 million, $205.1 million and $133.3 million at December 31, 2009, respectively.

The Company amortizes prior service cost and unrecognized gains and losses using the straight-line basis over the average future service life of active participants.

The Company provides, through non-qualified plans, supplemental pension benefits to a limited number of employees. Certain of the Company's subsidiaries also sponsor unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory. The amounts included in "Other Benefits" in the following tables include the non-qualified plans and the other defined benefit postretirement plans discussed above.

Domestic Plans

The following table sets forth the changes in projected benefit obligations and plan assets of the Company's U.S. defined benefit pension and other non-qualified and postretirement plans as of and for the years ended December 31, 2010 and 2009.

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
	(in millions)			
Change in Projected Benefit Obligations				
Projected benefit obligations at beginning of year	$ 200.7	$ 180.3	$ 10.5	$ 14.1
Service cost	5.1	5.1	0.6	0.6
Interest cost	10.5	11.2	0.4	0.7
Curtailment	(2.0)	-	-	-
Actuarial loss (gain)	15.9	11.4	0.6	(0.1)
Amendments	-	0.5	-	-
Administrative expenses	(1.0)	(1.4)	-	-
Benefits paid	(6.1)	(6.4)	(1.3)	(4.8)
Deconsolidation of GST	(33.5)	-	(6.3)	-
Projected benefit obligations at end of year	189.6	200.7	4.5	10.5
Change in Plan Assets				
Fair value of plan assets at beginning of year	123.8	106.2		
Actual return on plan assets	13.5	25.4		
Administrative expenses	(1.0)	(1.4)		
Benefits paid	(6.1)	(6.4)		
Company contributions	1.3	-		
Deconsolidation of GST	(19.0)	-		
Fair value of plan assets at end of year	112.5	123.8		
Underfunded Status at End of Year	$ (77.1)	$ (76.9)	$ (4.5)	$ (10.5)
Amounts Recognized in the Consolidated Balance Sheets				
Current liabilities	$ -	$ -	$ (0.8)	$ (1.4)
Long-term liabilities	(77.1)	(76.9)	(3.7)	(9.1)
	$ (77.1)	$ (76.9)	$ (4.5)	$ (10.5)

Pre-tax charges recognized in accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 consist of:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
	(in millions)			
Net actuarial loss	$ 58.4	$ 66.9	$ 0.6	$ 2.6
Prior service cost	0.6	3.3	0.4	1.2
	$ 59.0	$ 70.2	$ 1.0	$ 3.8

The accumulated benefit obligation for all domestic defined benefit pension plans was $179.5 million and $188.6 million at December 31, 2010 and 2009, respectively.

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Net Periodic Benefit Cost						
Service cost	$ 5.1	$ 5.1	$ 5.8	$ 0.6	$ 0.6	$ 1.0
Interest cost	10.5	11.2	10.4	0.4	0.7	0.7
Expected return on plan assets	(8.8)	(8.7)	(13.1)	-	-	-
Amortization of prior service cost	0.5	0.9	1.2	0.1	0.2	0.2
Recognized net actuarial loss	4.2	6.7	0.5	0.1	0.1	0.2
Curtailment	0.7	-	-	-	-	-
Deconsolidation of GST	(0.8)	-	-	-	-	-
Net periodic benefit cost	11.4	15.2	4.8	1.2	1.6	2.1
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Net loss (gain)	10.4	(5.3)	59.1	0.6	(0.3)	-
Prior service cost	(0.8)	0.5	0.4	0.1	-	0.7
Amortization of net loss	(4.2)	(6.7)	(0.5)	-	(0.1)	(0.2)
Amortization of prior service cost	(0.5)	(0.9)	(1.2)	(0.1)	(0.2)	(0.2)
Deconsolidation of GST	(14.1)	-	-	(3.3)	-	-
Other adjustment	(2.0)	-	-	(0.1)	-	-
Total recognized in other comprehensive income	(11.2)	(12.4)	57.8	(2.8)	(0.6)	0.3
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ 0.2	$ 2.8	$62.6	$ (1.6)	$ 1.0	$ 2.4

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $4.7 million and $0.3 million, respectively. The estimated prior service cost for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million.

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	5.5%	6.0%	6.25%	5.5%	6.0%	6.25%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	6.0%	6.25%	6.25%	6.0%	6.25%	6.25%
Expected long-term return on plan assets	8.0%	8.5%	8.5%	-	-	-
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The discount rate was determined by matching the Company's expected benefit payments, taking into account the plans' demographics, to the Citigroup Pension Discount Curve. This produced a discount rate of 5.5% at December 31, 2010. As of the date of these financial statements, there are no known or anticipated changes in our discount rate assumption that will impact our pension expense in 2011. A 25 basis point decrease (increase) in our discount rate, holding constant our expected long-term return on plan assets and other assumptions, would increase (decrease) pension expense by approximately $0.7 million per year.

The overall expected long-term rate of return on assets was determined based upon weighted-average historical returns over an extended period of time for the asset classes in which the plans invest according to the Company's current investment policy.

The Company uses the RP-2000 mortality table to value its domestic pension liabilities.

Assumed Health Care Cost Trend Rates at December 31	2010	2009
Health care cost trend rate assumed for next year	8.0%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2025	2014

A one percentage point change in the assumed health-care cost trend rate would have an impact of not more than $0.1 million on net periodic benefit cost and $0.9 million on benefit obligations.

Plan Assets

The asset allocation for pension plans at the end of 2010 and 2009, and the target allocation for 2011, by asset category are as follows:

	Target Allocation	Plan Assets at December 31,	
	2011	2010	2009
Asset Category			
Equity securities	65%	67%	70%
Fixed income	35%	33%	30%
	100%	100%	100%

The Company's investment goal is to maximize the return on assets, over the long term, by investing in equities and fixed income investments while diversifying investments within each asset class to reduce the impact of losses in individual securities. Equity investments include a mix of U.S. large capitalization equities, U.S. small capitalization equities and non-U.S. equities. Fixed income investments include a mix of treasury obligations and high-quality money market instruments. The asset allocation policy is reviewed and any significant variation from the target asset allocation mix is rebalanced periodically. The plans have no direct investments in the Company's common stock.

The plans invest exclusively in mutual funds whose holdings are marketable securities that trade on a recognized market and, as a result, would be considered Level 1 assets. The investment portfolio of the various funds at December 31, 2010 is as follows:

(in millions)	2010	2009
Mutual funds – U.S. equity	$ 57.0	$ 65.1
Fixed income treasury and money market	36.5	37.1
Mutual funds – international equity	18.6	21.1
Cash equivalents	0.4	0.5
	$ 112.5	$ 123.8

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
	(in millions)	
2011	$ 6.1	$ 0.8
2012	6.7	1.4
2013	7.5	0.8
2014	8.4	0.8
2015	9.2	0.8
Years 2016 – 2020	61.0	7.0
	$ 98.9	$ 11.6

Foreign Plans

The following table sets forth the changes in projected benefit obligations and plan assets of the Company's foreign defined benefit pension plans as of and for the years ended December 31, 2010 and 2009.

	Pension Benefits	
	2010	2009
Change in Projected Benefit Obligations	(in millions)	
Projected benefit obligations at beginning of year	$ 19.1	$ 14.7
Service cost	0.3	0.6
Interest cost	0.6	1.0
Curtailments and settlements	(0.2)	(1.7)
Plan amendment	1.2	-
Actuarial loss	-	3.8
Benefits paid	(0.4)	(0.9)
Deconsolidation of GST	(12.6)	-
Other, primarily exchange rate adjustment	(0.1)	1.6
Projected benefit obligations at end of year	7.9	19.1
Change in Plan Assets		
Fair value of plan assets at beginning of year	11.6	8.6
Actual return on plan assets	0.1	1.6
Company contributions	0.8	1.2
Benefits paid	(0.4)	(0.9)
Deconsolidation of GST	(11.3)	-
Other, primarily exchange rate adjustment	-	1.1
Fair value of plan assets at end of year	0.8	11.6
Funded Status	$ (7.1)	$ (7.5)
Amounts Recognized in the Consolidated Balance Sheets		
Long-term assets	$ 0.1	$ 0.7
Current liabilities	(0.2)	(0.3)
Long-term liabilities	(7.0)	(7.9)
	$ (7.1)	$ (7.5)

Pre-tax charges (credits) recognized in accumulated other comprehensive income as of December 31, 2010 and 2009 consist of:

	Pension Benefits	
	2010	2009
	(in millions)	
Net actuarial loss (gain)	$ (0.9)	$ 3.8
Net transition asset	-	(0.2)
Prior service cost	1.2	-
	$ 0.3	$ 3.6

The accumulated benefit obligations for all foreign defined benefit pension plans was $6.4 million and $17.6 million at December 31, 2010 and 2009, respectively.

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
			(in millions)			
Net Periodic Benefit Cost						
Service cost	$ 0.3	$ 0.6	$ 0.7	$ -	$ -	$ -
Interest cost	0.6	1.0	1.0	-	-	-
Expected return on plan assets	(0.3)	(0.6)	(0.8)	-	-	-
Recognized net actuarial loss	0.6	0.1	0.1	-	-	-
Curtailment and settlement gain	-	(0.7)	-	-	-	(1.1)
Net periodic benefit cost	1.2	0.4	1.0	-	-	(1.1)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Net loss (gain)	0.2	1.9	(0.1)	-	-	0.6
Amortization of net loss	(0.8)	(0.1)	(0.1)	-	-	-
Prior service cost	1.2	-	-	-	-	-
Curtailment	-	-	-	-	-	(0.9)
Deconsolidation of GST	(4.1)	-	-	-	-	-
Other, primarily exchange rate adjustment	0.2	0.5	(0.6)	-	-	-
Total recognized in other comprehensive income	(3.3)	2.3	(0.8)	-	-	(0.3)
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ (2.1)	$ 2.7	$0.2	$ -	$ -	$(1.4)

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $2.3 million.

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	4.7%	4.75%	7.0%	-	-	6.25%
Rate of compensation increase	3.3%	3.1%	3.0%	-	-	3.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	4.75%	7.0%	5.6%	-	-	5.5%
Expected long-term return on plan assets	6.4%	6.8%	6.8%	-	-	-
Rate of compensation increase	3.1%	3.1%	3.0%	-	-	3.0%

Plan Assets

The European plans are generally unfunded.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be made:

	Pension Benefits
	(in millions)
2011	$ 0.3
2012	0.2
2013	0.2
2014	0.5
2015	0.6
Years 2016 – 2020	3.4
	$ 5.2

15. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

	As of December 31,	
	2010	2009
	(in millions)	
Unrealized translation adjustments	$ 44.2	$ 52.7
Pension and other postretirement plans	(37.7)	(48.5)
Accumulated net gain (loss) on cash flow hedges	(0.9)	0.6
Accumulated other comprehensive income	$ 5.6	$ 4.8

The unrealized translation adjustments are net of deferred taxes of $1.0 million and $1.1 million in 2010 and 2009, respectively. The pension and other postretirement plans are net of deferred taxes of $22.6 million and $29.1 million, in 2010 and 2009, respectively. The accumulated net gain on cash flow hedges is net of deferred taxes of $0.5 million and $0.4 million in 2010 and 2009, respectively.

16. Shareholders' Equity

On March 3, 2008, pursuant to a $100 million share repurchase authorization approved by the Company's board of directors, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to provide for the immediate retirement of $50 million of the Company's common stock. Under the ASR agreement, the Company purchased approximately 1.7 million shares of its common stock from a financial institution at an initial price of $29.53 per share. The financial institution borrowed these shares from third parties. Total consideration paid to the financial institution at initial settlement to repurchase these shares, including commissions and other fees, was approximately $50.2 million and was recorded in shareholders' equity as a reduction of common stock and additional paid-in capital.

The price adjustment period under the ASR terminated in August 2008. During the term of the ASR, the financial institution purchased shares of the Company's common stock in the open market to settle its obligation related to shares borrowed from third parties and sold to the Company. The Company was required to remit a final settlement adjustment of $11.9 million based on an average of the reported daily volume weighted average price of its common stock during the term of the ASR. The final settlement adjustment was remitted in cash and was recorded in shareholders' equity as a reduction of additional paid-in capital.

Pursuant to the share repurchase authorization and in accordance with the terms of a plan to repurchase shares announced on September 8, 2008, the Company acquired 252,400 shares of its common stock in open-market transactions at an average price of about $28.00 per share, resulting in total repurchases of approximately $7.1 million, including commissions and fees, from October 1, 2008 to October 29, 2008. On October 29, 2008, in light of the volatility in the financial and credit markets, the board of directors terminated the share repurchase plan.

17. Equity Compensation Plan

The Company has an equity compensation plan (the "Plan") that initially provided for the delivery of up to 3.6 million shares pursuant to various market and performance-based incentive awards. Another 0.4 million shares were authorized in April 2009. As of December 31, 2010, there are 1.2 million shares available for future awards. The Company's policy is to issue new shares to satisfy share option exercises.

Revisions were made to the plan in 2009, which allow awards of restricted share units to be granted to executives and other key employees. In the 2009 plan, one-half of these restricted share unit awards will vest three years after the grant date and the balance will vest four years after the grant date. In the 2010 plan, all share unit awards will vest in three years. In 2010 and 2009, 78,362 and 312,061 restricted share units were granted under the plan with a fair value at the grant date of $1.9 million and $5.8 million or $24.49 and $18.73 per share, respectively. Compensation expense related to the restricted share units of $1.6 million and $0.9 million in 2010 and 2009, respectively, is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable restriction period using the straight-line method. The related income tax benefit was $0.6 million and $0.3 million, respectively. As of December 31, 2010, there was $3.5 million of unrecognized compensation cost related to restricted share units expected to be recognized over a weighted average period of 2.3 years.

A summary of the restricted share units activity during the year ended December 31, 2010, is presented below.

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	288,839	$ 18.73
Granted	78,362	24.49
Forfeited	(30,295)	19.83
Shares settled for cash	(19,301)	28.90
Nonvested at December 31, 2010	317,605	$ 18.91

Under the terms of the Plan, performance share awards were granted to executives and other key employees during 2010 and 2008. Each grant will vest if the Company achieves specific financial objectives at the end of a three-year performance period. Additional shares may be awarded if objectives are exceeded, but some or all shares may be forfeited if objectives are not met. Performance shares earned at the end of a performance period, if any, will be paid in actual shares of Company common stock, less the number of shares equal in value to applicable withholding taxes if the employee chooses. During the performance period, a grantee receives dividend equivalents accrued in cash (if any), and shares are forfeited if a grantee terminates employment.

A summary of the performance share activity during the year ended December 31, 2010, is presented below. The number of performance share awards shown in the table below represents the maximum number that could be issued.

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	290,110	$ 30.66
Granted	331,692	24.10
Vested	(52,292)	30.66
Forfeited	(58,274)	27.33
Achievement level adjustment	(209,168)	30.66
Nonvested at December 31, 2010	302,068	$ 24.10

The performance share awards granted had a fair value, which approximated market value, at the grant date of $4.0 million and $5.5 million or $24.10 and $30.66 per share in 2010 and 2008, respectively. Compensation expense related to the performance shares is recorded using the straight-line method over the applicable performance period and amounted to $3.5 million, $0.3 million and $3.1 million in 2010, 2009 and 2008, respectively. Compensation cost is computed using the market price of the underlying common stock as of the date of the grant and the current achievement level of the specific financial objectives. The related income tax benefit was $1.3 million, $0.1 million and $1.2 million, respectively. The 2008 performance share awards vested as of December 31, 2010 and were paid in February 2011.

As of December 31, 2010, there was $4.5 million of unrecognized compensation cost related to nonvested performance share awards that is expected to be recognized in 2011 through 2012.

Non-qualified and incentive stock options were granted in 2008, 2003 and 2002. No stock option has a term exceeding 10 years from the date of grant. All stock options were granted at not less than 100% of fair market value (as defined) on the date of grant. Compensation expense related to the stock options amounted to $0.4 million, $0.4 million and $0.3 million in 2010, 2009 and 2008, respectively, with a related income tax benefit of $0.2 million, $0.2 million and $0.1 million, respectively. As of December 31, 2010, there was $0.1 million of unrecognized compensation cost related to nonvested stock options that is expected to be recognized in 2011.

The following table provides certain information with respect to stock options as of December 31, 2010:

Range of Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Under $20.00	132,700	132,700	$ 5.51	1.58 years
Over $20.00	100,000	66,000	$ 34.55	7.29 years
Total	232,700	198,700	$ 15.16	3.48 years

The Company determines the fair value of stock options using the Black-Scholes option-pricing formula. Key inputs into this formula include expected term, expected volatility, expected dividend yield and the risk-free interest rate. Each assumption is discussed below. This fair value is amortized on a straight-line basis over the vesting period.

The expected term represents the period that the Company's stock options are expected to be outstanding, and is determined based on historical experience of similar awards, giving consideration to contractual terms of the awards, vesting schedules and expectations of future employee behavior. The fair value of stock options reflects a volatility factor calculated using historical market data for the Company's common stock. The time frame used was approximately three years prior to the grant date for awards in 2008. The dividend assumption is based on the Company's current expectations about its dividend policy. The Company bases the risk-free interest rate on the yield to maturity at the time of the stock option grant on zero-coupon U.S. government bonds having a remaining life equal to the option's expected life. When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

The option awards issued in 2008 had a fair value of $12.85 per share at their grant date. The following assumptions were used to estimate the fair value of the 2008 option awards:

Average expected term	6 years
Expected volatility	33.0%
Risk-free interest rate	2.8%
Expected dividend yield	0.0%

A summary of option activity under the Plan as of December 31, 2010, and changes during the year then ended, is presented below:

	Share Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2009	456,923	$ 11.70
Exercised	(224,223)	5.17
Balance at December 31, 2010	232,700	$ 17.99

As of December 31, 2010, the aggregate intrinsic value of the outstanding and exercisable shares was $5.5 million and $5.2 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $8.2 million, $4.9 million and $2.7 million, respectively.

All outstanding share options granted in 2003 and 2002 were fully vested by December 31, 2006 and 66,000 of the share options granted in 2008 have vested. The total fair value of share options vested during the year ended December 31, 2010 was $1.1 million.

Consideration received from option exercises under the Plan for the years ended December 31, 2010, 2009 and 2008 was $1.0 million, $0.9 million and $0.4 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $1.3 million, $0.5 million and $0.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Restricted stock, with restriction periods ranging from one to six years from the initial grant date of 4,000 shares, 2,500 shares and 133,103 shares were issued in 2010, 2009 and 2008, respectively. Compensation expense related to all restricted shares of $1.2 million, $1.1 million and $1.0 million in 2010, 2009 and 2008, respectively, is based upon the market price of the underlying common stock as of the date of the grant and is amortized over the applicable restriction period using the straight-line method. In 2010, 2,500 shares were vested, leaving 137,103 shares nonvested at the end of the year with a weighted-average grant date fair value of $32.35 per share. As of December 31, 2010, there was $1.2 million of unrecognized compensation cost related to restricted stock that is expected to be recognized over a weighted average period of 1.4 years.

A summary of restricted stock activity during the year ended December 31, 2010, is presented below.

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	135,603	$ 32.37
Granted	4,000	31.75
Vested/issued	(2,500)	21.46
Nonvested at December 31, 2010	137,103	$ 32.35

Each non-employee director receives an annual grant of phantom shares equal in value to $75,000, beginning in the year following the director's election to the board of directors and continuing through the tenth year of service as a director. The Company will pay each non-employee director in cash the fair market value of certain of the director's phantom shares granted, subject to applicable withholding taxes, upon termination of service as a member of the board of directors. The remaining phantom shares granted will be paid out in the form of one share of Company common stock for each phantom share, with the value of any fractional phantom shares paid in cash. Expense (income) recognized in the years ended December 31, 2010, 2009 and 2008 related to these phantom share grants was $1.7 million, $1.0 million and $(0.1) million, respectively. Cash payments of $0.4 million were used to settle phantom shares during 2010.

18. Business Segment Information

The Company has three reportable segments. The Sealing Products segment manufactures sealing products, heavy-duty wheel end components, polytetrafluoroethylene ("PTFE") products and rubber products. The Engineered Products segment manufactures self-lubricating, non-rolling bearing products, aluminum blocks for hydraulic applications and compressor components. The Engine Products and Services segment manufactures and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. The Company's reportable segments are managed separately based on differences in their products and services and their end-customers. Segment profit is total segment revenue reduced by operating expenses and restructuring and other costs identifiable with the segment.

Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses related to the sale of assets, impairments and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for the Company.

The results of GST and subsidiaries prior to deconsolidation on June 5, 2010, were included in the Sealing Products segment. Segment operating results and other financial data for the years ended December 31, 2010, 2009 and 2008, are as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Sales			
Sealing Products	$ 397.6	$ 399.4	$ 503.5
Engineered Products	302.5	238.3	350.0
Engine Products and Services	166.0	166.7	142.1
	866.1	804.4	995.6
Intersegment sales	(1.1)	(1.4)	(1.8)
Total sales	$ 865.0	$ 803.0	$ 993.8
Segment Profit (Loss)			
Sealing Products	$ 70.3	$ 55.8	$ 87.0
Engineered Products	16.3	(13.3)	38.5
Engine Products and Services	35.5	30.5	20.2
Total segment profit	122.1	73.0	145.7
Corporate expenses	(36.7)	(28.9)	(27.4)
Asbestos-related expenses	(23.3)	(135.5)	(52.1)
Goodwill impairment charge	-	(113.1)	-
Gain on deconsolidation of GST	54.1	-	-
Interest expense, net	(25.9)	(11.4)	(10.0)
Other income (expense), net	(7.7)	17.7	(6.6)
Income (loss) from continuing operations before income taxes	$ 82.6	$ (198.2)	$ 49.6

No customer accounted for 10% or more of net sales in 2010, 2009 or 2008.

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Capital Expenditures			
Sealing Products	$ 8.4	$ 11.2	$ 24.8
Engineered Products	7.4	7.7	16.1
Engine Products and Services	5.9	3.0	3.7
Corporate	0.2	0.2	0.2
Total capital expenditures	$ 21.9	$ 22.1	$ 44.8
Depreciation and Amortization Expense			
Sealing Products	$ 16.7	$ 16.9	$ 15.9
Engineered Products	18.4	19.0	19.6
Engine Products and Services	3.9	3.8	3.9
Corporate	0.6	0.6	0.7
Total depreciation and amortization	$ 39.6	$ 40.3	$ 40.1

	Years Ended December 31,		
	2010	2009	2008
		(in millions)	
Net Sales by Geographic Area			
United States	$ 453.7	$ 421.0	$ 474.2
Europe	251.0	224.7	329.3
Other foreign	160.3	157.3	190.3
Total	$ 865.0	$ 803.0	$ 993.8

Net sales are attributed to countries based on location of the customer.

	As of December 31,	
	2010	2009
	(in millions)	
Assets		
Sealing Products	$ 253.5	$ 321.1
Engineered Products	329.0	314.1
Engine Products and Services	82.8	87.9
Corporate	483.0	440.6
Discontinued operations	-	57.5
	$ 1,148.3	$ 1,221.2
Long-Lived Assets		
United States	$ 78.0	$ 110.8
France	22.8	26.0
Other Europe	29.5	32.9
Other foreign	9.9	15.7
Total	$ 140.2	$ 185.4

Corporate assets include all of the Company's cash and cash equivalents, investment in GST, asbestos insurance receivables and long-term deferred income taxes. Long-lived assets consist of property, plant and equipment.

19. Commitments and Contingencies

General

Various claims, lawsuits and administrative proceedings, all arising in the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, are pending or threatened against the Company or its subsidiaries and seek monetary damages and/or other remedies. The Company believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company's consolidated financial condition, results of operations or cash flows. From time to time, the Company and its subsidiaries are also involved as plaintiffs in legal proceedings involving contract, patent protection, environmental, insurance and other matters.

Environmental

The Company's facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the U.S. and foreign countries. The Company takes a proactive approach in its efforts to comply with environmental, health and safety laws as they relate to its manufacturing operations and in proposing and implementing any remedial plans that may be necessary.

The Company also regularly conducts comprehensive environmental, health and safety audits at its facilities to maintain compliance and improve operational efficiency.

Although the Company believes past operations were in substantial compliance with the then applicable regulations, the Company or one of its subsidiaries has been named as a potentially responsible party or is otherwise involved at 17 sites where the costs to it are expected to exceed $100,000. Investigations have been completed for 13 sites and are in progress at the other four sites. The majority of these sites relate to remediation projects at former operating facilities that were sold or closed and primarily deal with soil and groundwater contamination.

The Company's policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Liabilities are established for all sites based on the factors discussed above. As assessments and remediation progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical data and legal information. As of December 31, 2010 and 2009, EnPro had accrued liabilities of $14.7 million and $20.5 million, respectively, for estimated future expenditures relating to environmental contingencies. The amounts recorded in the Consolidated Financial Statements have been recorded on an undiscounted basis.

The Company believes that its reserves for environmental contingencies are adequate based on currently available information. Actual costs to be incurred for identified situations in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown conditions, changing government regulations and legal standards regarding liability. Subject to the imprecision in estimating future environmental costs, the Company believes that maintaining compliance with current environmental laws and government regulations will not require significant capital expenditures or have a material adverse effect on its financial condition, but could be material to its results of operations or cash flows in a given period.

Colt Firearms and Central Moloney

The Company has contingent liabilities related to divested businesses for which certain of its subsidiaries retained liability or are obligated under indemnity agreements. These contingent liabilities include, but are not limited to, potential product liability and associated claims related to firearms manufactured prior to 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to 1994 by Central Moloney, another former Coltec operation. The Company also has ongoing obligations, which are included in retained liabilities of previously owned businesses in the Consolidated Balance Sheets, with regard to workers' compensation, retiree medical and other retiree benefit matters that relate to the Company's periods of ownership of these operations.

Crucible Materials Corporation

Crucible, which is engaged primarily in the manufacture and distribution of high technology specialty metal products, was a wholly owned subsidiary of Coltec until 1985 when a majority of the outstanding shares were sold. Coltec divested its remaining minority interest in 2004. Crucible filed for Chapter 11 bankruptcy protection in May 2009.

In conjunction with the closure of a Crucible plant in the early 1980s, Coltec was required to fund two trusts for retiree medical benefits for union employees at the plant. The first trust (the "Benefits Trust") pays for these retiree medical benefits on an ongoing basis. Coltec has no ownership interest in the Benefits Trust, and thus the assets and liabilities of this trust are not included in the Company's Consolidated Balance Sheets. Under the terms of the Benefits Trust agreement, the trustees retained an actuary to assess the adequacy of the assets in the Benefits Trust in 1995 and 2005. A third, and final, report will be required in 2015. The actuarial reports in 1995 and 2005 determined that there were adequate assets to fund the payment of future benefits. If it is determined in 2015 that the Benefits Trust assets are not adequate to fund the payment of future medical benefits, the Back-Up Trust (discussed below) will be required to contribute additional amounts to the Benefits Trust. In the event there are ever excess assets in the Benefits Trust, those excess assets will not revert to Coltec.

Because of the possibility there could be insufficient funds in the Benefits Trust, Coltec was required to establish and make a contribution to a second trust (the "Back-Up Trust"). The trust assets of the Back-Up Trust are reflected in the Company's Consolidated Balance Sheets in other long-term assets and amounted to $20.0 million at December 31, 2010. As noted above, based on the valuation completed in early 2005, an actuary determined there were adequate assets in the Benefits Trust to fund the estimated payments from the trust until the final valuation date in 2015.

On July 27, 2010, the Company received court approval of a settlement agreement with the trustees of the Benefits Trust and, as a result, is no longer obligated to maintain the Back-Up Trust. The sole asset of the Back-Up Trust, a guaranteed investment contract ("GIC"), was divided in two and distributed in accordance with the agreement. The Company received one GIC with a current contract value of approximately $18 million, and another GIC with a current contract value of approximately $2.3 million. The second GIC is being held in a special account in case of a shortfall in the Benefits Trust. In addition, the Company contributed $0.9 million directly to the Benefits Trust.

In 2009, the Company recorded income in connection with a reassessment of the potential liability related to the above-described retiree medical benefits. A recent actuarial analysis determined that the potential liability for any shortfalls in the Benefits Trust was significantly less than the amount previously accrued and held in the Back-Up Trust as security. As a result, the Company reduced the potential liability by $19.2 million. The remaining potential liability of $2.9 million is recorded in other liabilities at December 31, 2010.

The Company also has ongoing obligations, which are included in other liabilities in the Consolidated Balance Sheets, including workers' compensation, retiree medical and other retiree benefit matters, in addition to those mentioned previously, that relate to the Company's period of ownership of this operation.

Other Contingent Liability Matters

The Company provides warranties on many of its products. The specific terms and conditions of these warranties vary depending on the product and the market in which the product is sold. The Company records a liability based upon estimates of the costs that may be incurred under its warranties after a review of historical warranty experience and information about specific warranty claims. Adjustments are made to the liability as claims data and historical experience warrant.

Changes in the carrying amount of the product warranty liability for the years ended December 31, 2010 and 2009, are as follows:

	2010	2009
	(in millions)	
Balance at beginning of year	$ 3.6	$ 2.4
Charges to expense	4.4	2.1
Settlements made (primarily payments)	(4.1)	(0.9)
Deconsolidation of GST	(0.4)	-
Balance at end of year	$ 3.5	$ 3.6

Asbestos

Background on Asbestos-Related Litigation and Recent Developments. The historical business operations of GST LLC and Anchor have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged that exposure to asbestos fibers in products produced or sold by GST LLC or Anchor, together with products produced and sold by numerous other companies, contributed to the bodily injuries or deaths of such plaintiffs. Those subsidiaries manufactured and/or sold industrial sealing products that contained encapsulated asbestos fibers. The Company's subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers are managed through Garrison.

On the Petition Date, GST LLC, Garrison and Anchor filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte. (GST LLC, Anchor and Garrison are sometimes collectively referred to as "GST.") The filings were the initial step in a claims resolution process. See Note 2 for additional information about this process and its impact on the Company.

As a result of the initiation of the Chapter 11 proceedings, the resolution of asbestos claims is subject to the jurisdiction of the Bankruptcy Court. The filing of the Chapter 11 cases automatically stayed the prosecution of pending asbestos bodily injury and wrongful death lawsuits, and initiation of new such lawsuits, against GST. Further, the Bankruptcy Court has issued an order enjoining plaintiffs from bringing or further prosecuting asbestos products liability actions against affiliates of GST, including EnPro, Coltec and all their subsidiaries, during the pendency of the Chapter 11 proceedings, subject to further order of the Bankruptcy Court.

GST LLC and Anchor have been among a large number of defendants in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the many products at issue in these actions are industrial sealing products, including gaskets and packing. The damages claimed have varied from action to action, and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither GST LLC nor Anchor has been required to pay any punitive damage awards. Since the first asbestos-related lawsuits were filed against GST LLC in 1975, GST LLC and Anchor have processed more than 900,000 asbestos claims to conclusion (including judgments, settlements and dismissals) and, together with their insurers, have paid over $1.4 billion in settlements and judgments and have incurred over $400 million in fees and expenses.

Beginning in 2000, the top-tier asbestos defendants—companies that paid most of the plaintiffs' damages because they produced and sold huge quantities of highly friable asbestos products—sought bankruptcy protection and stopped paying asbestos claims in the tort system. The bankruptcies of many additional producers of friable asbestos products followed. The plaintiffs could no longer pursue actions against these large defendants during the pendency of their bankruptcy proceedings, even though these defendants had historically been determined to be the largest contributors to asbestos-related injuries. Many plaintiffs pursued GST LLC in civil court actions to recover compensation formerly paid by top-tier bankrupt companies under state law principles of joint and several liability and began identifying

GST LLC's non-friable sealing products as a primary cause of their asbestos diseases while generally denying exposure to the friable products of companies in bankruptcy. GST LLC believes this targeting strategy effectively shifted damages caused by top tier defendants that produced friable asbestos products to GST LLC, thereby materially increasing GST LLC's cost of defending and resolving claims.

Almost all of the top-tier defendants that sought bankruptcy relief in the early 2000s have now emerged, or are positioning to emerge, from bankruptcy. Their asbestos liabilities have been assumed by wealthy 524(g) trusts created in the bankruptcies with assets contributed by the emerging former defendants and their affiliates. With the emergence of these companies from bankruptcy, many plaintiffs will seek compensation from the 524(g) trusts. These trusts have aggregate assets exceeding $20 billion specifically set aside to compensate individuals with asbestos diseases caused by the friable products of those defendants. The Company believes that as billions of dollars of 524(g) trust assets continue to become available to claimants, defendants will obtain significant reductions in their costs to defend and resolve claims. As of the Petition Date, however, the establishment of these 524(g) trusts had taken longer than anticipated and the trusts had a significant backlog of claims that accumulated while the trusts were being established. Additionally, procedures adopted for the submissions of asbestos claims in bankruptcy cases and against 524(g) trusts made it difficult for GST LLC and other tort-system co-defendants to gain access to information about claims made against bankrupt defendants or the accompanying evidence of exposure to the asbestos-containing products of such bankrupt defendants. The Company believes that these procedures enable claimants to "double dip"— by collecting payments from defendants in the tort system for injuries caused by the former top-tier defendants while also collecting substantial additional amounts from 524(g) trusts established by those former defendants to pay asbestos claims. Because of these factors, while several 524(g) trusts had begun making substantial payments to claimants prior to the Petition Date, GST LLC had not yet experienced a significant reduction in damages being sought from GST LLC.

In light of GST LLC's experience that (a) its cost of defending and resolving claims had not yet declined as anticipated although 524(g) trusts had begun making substantial payments to claimants, and (b) new mesothelioma claims filings against it in recent years had not declined at a rate similar to the rate of decline in disease incidence, GST initiated the Chapter 11 proceedings as a means to determine and comprehensively resolve their asbestos liability.

During the pendency of the Chapter 11 proceedings, certain actions proposed to be taken by GST LLC, Garrison and Anchor not in the ordinary course of business will be subject to approval by the Bankruptcy Court. As a result, during the pendency of these proceedings, the Company will not have exclusive control over these companies. Accordingly, under generally accepted accounting principles, the Company's investment in GST was deconsolidated from its financial results beginning on the Petition Date. As a result, the Company's financial results for the year ended December 31, 2010, which include the results from GST only through the Petition Date, may not be comparable to those of prior year periods.

Much of the remaining portion of this section updates information about the Company's subsidiaries' asbestos claims management experience prior to the Petition Date.

Claims Mix. Of the more than 90,000 open cases at the Petition Date, the Company is aware of approximately 5,100 that involve claimants alleging mesothelioma. A large majority of the amount of settlement payments made by GST LLC in recent years have been paid in connection with mesothelioma claims.

Product Defenses. The asbestos in products formerly sold by GST LLC and Anchor was encapsulated, which means the asbestos fibers incorporated into the products during the manufacturing process were sealed in binders. The products were also nonfriable, which means they could not be crumbled by hand pressure. The U.S. Occupational Safety and Health Administration, which began generally requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as GST LLC's gaskets. Even though no warning label was required, GST LLC included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by GST LLC are one of the few asbestos-containing products still permitted to be manufactured under regulations of the U.S. Environmental Protection Agency. Nevertheless, GST LLC discontinued all manufacture and distribution of asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001.

Recent Trial Results. During the first half of 2010, GST LLC began three trials. In a Texas mesothelioma case, the jury awarded the plaintiff $3 million; GST LLC's 45% share of this verdict was $1,350,000. GST LLC appealed. Two mesothelioma trials in Philadelphia settled during trial prior to a verdict.

GST LLC won defense verdicts in ten of nineteen cases tried to verdict in the years 2006 through the Petition Date. In the ten successful jury trials, the juries determined that either GST LLC's products were not defective, that GST LLC was not negligent, or that GST LLC's products did not cause the claimants' injuries. GST LLC's share of the nine adverse verdicts, most of which are being appealed, ranged from $0 to $1,350,000 and averaged about $490,000.

Appeals. In March 2010, the Illinois Court of Appeals, in a unanimous decision, overturned a $500,000 verdict that was entered against GST LLC in 2008, granting a new trial. At June 4, 2010, five GST LLC appeals were pending from adverse verdicts totaling $3.6 million.

Insurance Coverage. At December 31, 2010, the Company had $167.2 million of insurance coverage that the Company believes is available to cover current and future asbestos claims against GST LLC and certain expense payments. GST has collected insurance payments totaling $23.3 million since the Petition Date. In addition, at the Petition Date, the Company had classified $4.2 million of otherwise available insurance as insolvent. Of the $167.2 million of collectible insurance coverage and trust assets, the Company considers $163.8 million (98%) to be of high quality because the insurance policies are written or guaranteed by U.S.-based carriers whose credit rating by S&P is investment grade (BBB) or better, and whose AM Best rating is excellent (A-) or better. The Company considers $3.4 million (2%) to be of moderate quality because the insurance policies are written with various London market carriers. Of the $167.2 million, $131.2 million is allocated to claims that have been paid by GST LLC and submitted to insurance companies for reimbursement and the remainder is allocated to pending and estimated future claims. The insurance available to cover current and future asbestos claims is from comprehensive general liability policies that cover Coltec and certain of its other subsidiaries in addition to GST LLC for periods prior to 1985 and therefore could be subject to potential competing claims of other covered subsidiaries and their assignees.

Liability Estimate. Prior to mid-2004, the Company maintained that its subsidiaries' liability for unasserted claims was not reasonably estimable. The Company estimated and recorded liabilities only for pending claims in advanced stages of processing, for which it believed it had a basis for making a reasonable estimate. The Company disclosed the significance of the total potential liability for unasserted claims in considerable detail. During 2004, the Company authorized counsel to retain Bates White, a recognized expert, to assist in estimating its subsidiaries' liability for pending and future asbestos claims. The Company has updated its estimate of the subsidiary liability regularly.

In 2010 prior to the Petition Date, the Company recorded a pre-tax charge of $23.3 million in connection with the update of GST LLC's asbestos liability. The charge reflects $13.8 million of fees and expenses paid during the period and a $9.5 million non-cash charge. In 2009, the Company recorded a pre-tax charge of $135.5 million to reflect cash outlays of $29.3 million for fees and expenses and a $106.2 million non-cash charge.

Quantitative Claims and Insurance Information. The Company's recorded asbestos liability at the Petition Date was $472.1 million. As of the Petition Date, the Company had remaining insurance and trust coverage of $192.4 million. Included is $156.3 million in insured claims and expenses that the Company's subsidiaries have paid out in excess of amounts recovered from insurance. These amounts are recoverable under the terms of its insurance policies, subject to potential competing claims of other covered subsidiaries and their assignees, and have been billed to the insurance carriers.

The table below quantitatively depicts the asbestos-related cash flows and the amount that the Company expects to be available from insurance related to this liability (see Note 2 for condensed combined financial data of GST LLC and Garrison).

	As of and for the Period Ended	
	June 4, 2010	**December 31, 2009**
Cash Flow (dollars in millions)		
Payments (1)	$ (52.5)	$ (109.6)
Insurance recoveries (2)	48.7	69.8
Net cash flow (outflow)	$ (3.8)	$ (39.8)
Solvent Insurance and Trust Assets (dollars in millions)		
Insurance receivable for previously paid claims (3)	$ 156.3	$ 183.3
Insurance available for pending and future claims	36.1	55.3
Remaining solvent insurance and trust assets	$ 192.4	$ 238.6

(1) Includes all payments for judgments, settlements, fees and expenses made in the period.

(2) Includes all recoveries from insurance received in the period. Additional insurance payments totaling $23.3 million have been received after the Petition Date and the proceeds are included in the cash balances of GST LLC.

(3) Includes previous payments for which GST LLC is entitled to receive corresponding insurance recoveries but has not received payment, in large part due to annual limits imposed under insurance arrangements; these payments will become due over time as long as the insurance, which could also become subject to competing claims against other current and former Coltec affiliates, remains available.

Other Commitments

The Company has a number of operating leases primarily for real estate, equipment and vehicles. Operating lease arrangements are generally utilized to secure the use of assets if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. Future minimum lease payments by year and in the aggregate, under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2010:

	(in millions)
2011	$ 10.0
2012	8.9
2013	8.3
2014	7.2
2015	6.1
Thereafter	7.7
Total minimum payments	$ 48.2

Net rent expense was $12.7 million, $13.6 million and $14.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

20. Subsequent Events

In January 2011, the Company acquired the assets of Rome Tool & Die, Inc., a leading supplier of steel brake shoes to the North American heavy-duty truck market. The business will become part of Stemco, which is in the Sealing Products segment. Brake shoes are the third product line added by Stemco since the third quarter of 2009. Rome Tool & Die's headquarters and manufacturing facility are located in Rome, Georgia.

In February 2011, the Company acquired the business of Pipeline Seal and Insulator, Inc. and its affiliates ("PSI"), a privately-owned group of companies that manufacture products which ensure the safe flow of fluids through pipeline transmission and distribution systems, worldwide. PSI primarily serves the global oil and gas industry and water and wastewater infrastructure markets. The business manufactures flange sealing and flange isolation products; pipeline casing spacers/isolators; casing end seals; the original Link-Seal® modular sealing system for sealing pipeline penetrations into walls, floors, ceilings and bulkheads; hole forming products; manhole infiltration sealing systems; and safety-related signage for pipelines. It operates facilities in the United States, Germany and the United Kingdom, and will be included in EnPro's Garlock group of companies in the Sealing Products segment. PSI employs about 200 people with primary manufacturing locations in Houston, Texas; St. Neots, United Kingdom; and Nehren and Furth, Germany. The company has additional locations in Dubai, and Kuala Lumpur, Malaysia.

In February 2011, the Company acquired the Mid Western group of companies, a privately-owned business primarily serving the oil and gas drilling, production and processing industries of Western Canada. Mid Western services and rebuilds reciprocating compressors, designs and installs lubrication systems, and services and repairs a variety of other equipment used in the oil and gas industry. The business has locations in Calgary, Edmonton and Grand Prairie, Alberta, and will be part of our Engineered Products segment.

These acquisitions were paid for with approximately $152 million in cash. The purchase price allocations are still subject to the completion of the valuation of certain assets and liabilities as well as purchase price adjustments pursuant to the acquisition agreements.

21. Selected Quarterly Financial Data (Unaudited)

(in millions, except per share data)	First Quarter 2010	First Quarter 2009	Second Quarter 2010	Second Quarter 2009	Third Quarter 2010	Third Quarter 2009	Fourth Quarter 2010	Fourth Quarter 2009
Net sales	$ 228.2	$ 185.1	$ 250.8	$ 205.3	$ 194.5	$ 189.4	$ 191.5	$ 223.2
Gross profit	$ 88.6	$ 64.2	$ 91.7	$ 68.3	$ 73.2	$ 66.7	$ 70.5	$ 80.0
Income (loss) from continuing operations	$ 5.6	$ 1.1	$ 44.5	$ (106.4)	$ 4.9	$ 1.0	$ 6.3	$ (39.3)
Income from discontinued operations	$ 93.4	$ 2.1	$ 0.7	$ 0.7	$ -	$ 0.8	$ -	$ 0.7
Net income (loss)	$ 99.0	$ 3.2	$ 45.2	$ (105.7)	$ 4.9	$ 1.8	$ 6.3	$ (38.6)
Basic earnings (loss) per share:								
Continuing operations	$ 0.28	$ 0.06	$ 2.19	$ (5.33)	$ 0.24	$ 0.05	$ 0.31	$ (1.96)
Discontinued operations	4.61	0.10	0.03	0.03	-	0.04	-	0.03
Net income (loss) per share	$ 4.89	$ 0.16	$ 2.22	$ (5.30)	$ 0.24	$ 0.09	$ 0.31	$ (1.93)
Diluted earnings (loss) per share:								
Continuing operations	$ 0.27	$ 0.06	$ 2.17	$ (5.33)	$ 0.24	$ 0.05	$ 0.30	$ (1.96)
Discontinued operations	4.56	0.10	0.03	0.03	-	0.04	-	0.03
Net income (loss) per share	$ 4.83	$ 0.16	$ 2.20	$ (5.30)	$ 0.24	$ 0.09	$ 0.30	$ (1.93)

SCHEDULE II

Valuation and Qualifying Accounts
For the Years Ended December 31, 2010, 2009 and 2008
(In millions)

Allowance for Doubtful Accounts

	Balance, Beginning of Year	Charge to Expense	Write-off of Receivables	Other (1)	Balance, End of Year
2010	$ 4.2	$ 1.1	$ (1.4)	$ (0.3)	$ 3.6
2009	$ 4.6	$ 1.0	$ (1.6)	$ 0.2	$ 4.2
2008	$ 3.5	$ 1.6	$ (0.7)	$ 0.2	$ 4.6

(1) Consists primarily of the effect of changes in currency rates and the deconsolidation of GST.

Deferred Income Tax Valuation Allowance

	Balance, Beginning of Year	Charge to Expense	Expiration of Net Operating Losses	Other (2)	Balance, End of Year
2010	$ 1.5	$ 4.3	$ -	$ 1.1	$ 6.9
2009	$ 1.7	$ 1.6	$ (1.1)	$ (0.7)	$ 1.5
2008	$ 2.2	$ 0.5	$ (0.7)	$ (0.3)	$ 1.7

(2) Consists primarily of the effects of changes in currency rates and statutory changes in tax rates.

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Reconciliation of Income Before Asbestos-Related Expenses and Other Selected Items to Net Income (Loss) from Continuing Operations (Unaudited)

	For the Years Ended December 31,			
	2010		2009	
(Stated in Millions of Dollars, Except Per Share Data)	**$**	**Per share**	$	Per share
Income before asbestos-related expenses and other selected items	**$ 49.0**	**$ 2.37**	$ 34.8	$ 1.72
Adjustments (net of tax):				
Asbestos-related expenses	**(14.6)**	**(0.71)**	(84.7)	(4.23)
Restructuring costs	**(0.6)**	**(0.03)**	(6.4)	(0.32)
Goodwill impairment charge	**–**	**–**	(96.1)	(4.81)
Adjustment of liability for retiree medical benefits	**–**	**–**	12.0	0.60
Gain on deconsolidation of GST	**33.8**	**1.64**	–	–
Interest expense and royalties with GST	**(9.3)**	**(0.45)**	–	–
Other	**(2.0)**	**(0.10)**	(2.5)	(0.12)
Tax accrual adjustments	**5.0**	**0.24**	(0.7)	(0.03)
Impact	**12.3**	**0.59**	(178.4)	(8.91)
Net income (loss) from continuing operations	**$ 61.3**	**$ 2.96**	$(143.6)	$(7.19)

Management of the Company believes that it would be helpful to readers of the financial statements to understand the impact of certain selected items on the Company's reported net income and earnings per share, including items that may recur from time to time. This presentation enables readers to better compare EnPro Industries, Inc. to other diversified industrial manufacturing companies that do not incur significant asbestos-related expenses, the sporadic impact of restructuring activities or other selected items. Management acknowledges that there are many items that impact a company's reported results and this list is not intended to present all items that may have impacted these results.

The amounts above, which may be considered non-GAAP financial measures, are shown on an after-tax basis and have been calculated by applying a 37.5% assumed effective tax rate to the pre-tax amount except for the goodwill impairment charge for which a $17 million benefit is reflected. The tax accrual adjustments have already been stated in after-tax amounts. The pre-tax amounts for the asbestos-related expenses, goodwill impairment charge and gain on deconsolidation of GST are separately presented in the accompanying consolidated statements. The restructuring costs and other are included as part of other operating expense and selling, general and administrative expenses and the adjustment of liability for retiree medical benefits is included in other (non-operating) expense. The tax accrual adjustments are reflected in income tax expense. Per share amounts were calculated by dividing by the weighted-average shares of common stock outstanding during the periods.

Shareholder Information

You can stay up-to-date with current EnPro Industries news and information by visiting **www.enproindustries.com**

Company Headquarters
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209-4674
Telephone: 704-731-1500

Stock Exchange Listing
EnPro Industries common stock is listed on the New York Stock Exchange under the symbol NPO.

Auditors
PricewaterhouseCoopers LLP
214 North Tryon Street, Suite 3600
Charlotte, NC 28202

Shareholder Services
Questions about shareholder accounts should be addressed to our transfer agent and registrar. Address shareholder inquiries to:
EnPro Industries
c/o BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

Send certificates for transfer and address changes to:
EnPro Industries
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone
877-889-2018
201-680-6685 or 6578
(Outside the U.S. and Canada)
800-231-5469
(Hearing impaired – TTY Phone)
Website
www.bnymellon.com/shareowner/equityaccess
E-mail
shrrelations@bnymellon.com

Investor and Media Inquiries
Analysts, investors, media and others seeking financial or general information about EnPro should contact:
Don Washington
Director, Investor Relations and Corporate Communications
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209-4674
Telephone: 704-731-1527
E-mail: investor.relations@enproindustries.com

Board of Directors

William R. Holland
Non-Executive Chairman of the Board

Stephen E. Macadam
President and Chief Executive Officer

J.P. Bolduc
Chairman and Chief Executive Officer, JPB Enterprises, Inc.

Peter C. Browning
Managing Director, Peter C. Browning & Assoc.

Diane C. Creel
Retired Chairman, Chief Executive Officer and President, Ecovation, Inc.

Don DeFosset
Former Chairman, President and Chief Executive Officer, Walter Industries, Inc.

Gordon D. Harnett
Former Chairman and Chief Executive Officer, Materion Corporation (formerly Brush Engineered Materials Inc.)

David L. Hauser
Former Chairman and Chief Executive Officer, FairPoint Communications, Inc.

Wilbur J. Prezzano
Former Vice-Chairman, Eastman Kodak Company

Corporate Officers

Stephen E. Macadam
President and Chief Executive Officer

William Dries
Senior Vice President and Chief Financial Officer

Richard L. Magee
Senior Vice President, General Counsel and Secretary

J. Milton Childress II
Vice President, Strategic Planning and Business Development

Orville G. Lunking
Vice President and Treasurer

Robert S. McLean
Vice President, Legal

Robert P. McKinney
Vice President, Human Resources

Alexander W. Pease
Senior Vice President

Donald G. Pomeroy II
Vice President and Controller

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "likely," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of the included Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

EnPro Industries
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209-4674
www.enproindustries.com